UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

ITEM
1.	2020 Financial Report
2.	4Q20 and 2020 Earnings Release
3.	Board of Directors minutes
4.	Fiscal Council minutes
5.	Notice to shareholders
6.	Material notice
7.	Conflict of Interest and Related Party Transactions Corporate Policy
8.	Internal bylaws of the Conduct Committee

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Financial Statements for the Year

Ended December 31, 2020 and

Report on Review of Financial Information

KPMG Auditores Independentes

1

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Financial Statements

For the Years Ended December 31, 2020 and 2019

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2020, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2020, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matter is those matter that, in our professional judgment, were of most significance in our audit of the current period. This matter was addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Realization of deferred tax assets

As of December 31, 2020, the individual and consolidated financial statements include deferred tax asset amounts equivalent to R$ 1,588,001 thousand, of which R$ 1,224,139 thousand are related to temporary differences and R$ 363,862 thousand are related to tax losses, considered recoverable based on the generation of future taxable profits.

3

Estimates of future taxable income generation include the use of assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, estimates of future investments and working capital and discount rates, which involve high degree of complexity and judgments that impact the expectation of realization of deferred tax assets in the coming years. Therefore, we consider this matter to be significant for our audit.

Our Response

Our audit procedures included, among others:

Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the realization of the registered deferred taxes.

Within the involvement of our corporate finance specialists, for the assumptions and data used by the Company in preparing the study of future taxable profits considering the projections of future cash flows. Also to assess the accuracy of the recorded balances.

Comparison of the budgets approved in the previous year with the actual values calculated in the current year.

Assessment whether the disclosures in the individual and consolidated financial statements consider all relevant information regarding deferred tax assets.

 As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of deferred tax assets recorded and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2020 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

4

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

– Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

– Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

– Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

– Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

5

– Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

– Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 24, 2021

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Assets
Current assets
Cash and cash equivalents	4.a	948,649	42,580	2,661,494	2,115,379
Financial investments and hedging instruments	4.b	88,100	95,829	5,033,258	3,090,212
Trade receivables	5.a	-	-	3,318,927	3,635,834
Reseller financing	5.b	-	-	549,129	436,188
Inventories	6	-	-	3,846,196	3,715,560
Recoverable taxes	7.a	154	-	1,044,850	1,122,335
Recoverable income and social contribution taxes	7.b	47,913	49,750	366,080	325,343
Dividends receivable		150,301	3,074	1,152	3,630
Other receivables		58,300	6,321	56,955	36,765
Prepaid expenses	10	3,684	72	132,122	111,355
Contractual assets with customers – exclusive rights	11	-	-	478,908	465,454
Total current assets		1,297,101	197,626	17,489,071	15,058,055
Non-current assets
Financial investments and hedging instruments	4.b	-	-	977,408	506,506
Trade receivables	5.a	-	-	72,195	53,666
Reseller financing	5.b	-	-	419,255	364,748
Related parties	8.a	753,459	759,123	2,824	490
Deferred income and social contribution taxes	9.a	64,993	41,613	974,711	653,694
Recoverable taxes	7.a	-	-	1,474,808	767,360
Recoverable income and social contribution taxes	7.b	39,446	39,447	261,205	104,947
Escrow deposits	22.a	2	17	949,796	921,443
Indemnification asset – business combination	22.c	-	-	204,439	193,496
Other receivables		-	-	20,238	3,430
Prepaid expenses	10	3,888	255	70,507	69,216
Contractual assets with customers – exclusive rights	11	-	-	1,227,423	1,000,535
Total long term assets		861,788	840,455	6,654,809	4,639,531
Investments
In subsidiaries	12.a	10,530,177	10,085,953	-	-
In joint ventures	12.a; 12.b	-	18,792	139,100	153,076
In associates	12.c	-	-	25,588	25,750
Others		-	-	2,793	2,793
		10,530,177	10,104,745	167,481	181,619
Right to use assets	13	35,062	5,799	2,150,286	1,980,912
Property, plant, and equipment	14	14,328	2,532	8,005,860	7,572,762
Intangible assets	15	254,242	246,163	1,782,655	1,762,593
Total non-current assets		11,695,597	11,199,694	18,761,091	16,137,417
Total assets		12,992,698	11,397,320	36,250,162	31,195,472

The accompanying notes are an integral part of the financial statements.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	16	1,038,499	-	2,306,036	867,871
Debentures	16.g	9,996	28,713	949,908	249,570
Trade payables	17	16,870	2,173	2,745,019	2,158,478
Trade payables – reverse factoring	17	-	-	1,295,633	541,593
Salaries and related charges	18	42,400	958	468,630	405,636
Taxes payable	19	812	389	286,014	269,922
Dividends payable	25.h	439,094	14,689	442,133	16,694
Income and social contribution taxes payable		4,264	-	169,317	164,757
Post-employment benefits	20.b	-	-	27,077	28,951
Provision for asset retirement obligation	21	-	-	4,267	3,847
Provision for tax, civil, and labor risks	22.a	-	-	43,660	40,455
Leases payable	13	4,688	144	260,189	206,396
Other payables		10,157	3	224,676	213,273
Deferred revenue	23	-	-	18,282	27,626
Total current liabilities		1,566,780	47,069	9,240,841	5,195,069
Non-current liabilities
Loans, financing and hedge derivative financial instruments	16	-	-	8,526,064	6,907,113
Debentures	16.g	1,724,117	1,723,368	5,594,208	6,368,168
Related parties	8.a	5,272	4,220	3,711	3,925
Deferred income and social contribution taxes	9.a	-	-	12,732	7,531
Post-employment benefits	20.b	2,527	-	257,647	243,916
Provision for asset retirement obligation	21	-	-	49,168	47,395
Provision for tax, civil, and labor risks	22.a; 22.c	280	399	854,385	884,140
Leases payable	13	33,246	5,855	1,573,099	1,382,277
Subscription warrants – indemnification	24	86,439	130,657	86,439	130,657
Provision for short-term liabilities of subsidiaries and joint venture	12.a; 12.b	35,794	27,497	2,096	-
Other payables		4,497	-	139,507	190,106
Total non-current liabilities		1,892,172	1,891,996	17,099,056	16,165,228
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	22,404	11,970	22,404	11,970
Capital reserve	25.d	594,049	542,400	594,049	542,400
Treasury shares	25.c	(489,068)	(485,383)	(489,068)	(485,383)
Revaluation reserve on subsidiaries	25.e	4,337	4,522	4,337	4,522
Profit reserves	25.f	4,408,275	3,995,414	4,408,275	3,995,414
Valuation adjustments	25.g.1	(464,990)	(146,317)	(464,990)	(146,317)
Cumulative translation adjustments	25.g.2	231,596	102,427	231,596	102,427
Additional dividends to the minimum mandatory dividends	25.h	55,391	261,470	55,391	261,470
Equity attributable to:
Shareholders of the Company		9,533,746	9,458,255	9,533,746	9,458,255
Non-controlling interests in subsidiaries		-	-	376,519	376,920
Total equity		9,533,746	9,458,255	9,910,265	9,835,175
Total liabilities and equity		12,992,698	11,397,320	36,250,162	31,195,472
The accompanying notes are an integral part of the financial statements.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Net revenue from sales and services	26	-	-	81,241,102	89,297,975
Cost of products and services sold	27	-	-	(75,628,214)	(83,187,109)
Gross profit		-	-	5,612,888	6,110,866

Operating income (expenses)
Selling and marketing	27	-	-	(2,547,850)	(2,610,384)
Expected losses on doubtful accounts		-	-	(13,947)	(30,003)
General and administrative	27	-	-	(1,536,580)	(1,726,253)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	-	-	76,150	(30,019)
Impairment	15; 28	-	-	-	(593,280)
Other operating income, net	29	1,755	312	221,394	179,625

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		1,755	312	1,812,055	1,300,552
Share of profit (loss) of subsidiaries, joint ventures and associates	12	950,566	394,793	(43,617)	(12,145)
Operating income before financial income (expenses) and income and social contribution taxes		952,321	395,105	1,768,438	1,288,407
Financial income	30	43,022	73,201	527,710	457,289
Financial expenses	30	(120,907)	(122,359)	(797,084)	(964,143)
Financial result, net	30	(77,885)	(49,158)	(269,374)	(506,854)
Income before income and social contribution taxes		874,436	345,947	1,499,064	781,553
Income and social contribution taxes
Current	9.b; 9.c	(4,299)	-	(659,306)	(476,074)
Deferred	9.b	23,246	27,579	87,939	97,465
		18,947	27,579	(571,367)	(378,609)
Net income for the year		893,383	373,526	927,697	402,944
Income attributable to:
Shareholders of the Company		893,383	373,526	893,383	373,526
Non-controlling interests in subsidiaries		-	-	34,314	29,418
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.8218	0.3437	0.8218	0.3437
Diluted	31	0.8170	0.3418	0.8170	0.3418

The accompanying notes are an integral part of the financial statements.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Net income for the year		893,383	373,526	927,697	402,944
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	126	6	126	6
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(313,397)	(51,346)	(313,397)	(51,325)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	190	(978)	190	(978)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	129,169	36,570	129,169	36,570
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits, net	25.g.1	156	-	156	-
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	(6,623)	(23,219)	(17,918)	(29,996)
Actuarial gain (losses) of post-employment benefits of joint ventures, net	25.g.1	875	(6,791)	875	(6,791)
Total comprehensive income for the year		703,879	327,768	726,898	350,430
Total comprehensive income for the period attributable to shareholders of the Company		703,879	327,768	703,879	327,768
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	23,019	22,662

The accompanying notes are an integral part of the financial statements.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the year		-	-	-	-	-	-	-	-	-	893,383	-	893,383	34,314	927,697
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	126	-	-	-	126	-	126
Subsidiaries	12.a; 25.g.1	-	-	-	-	-	-	-	(313,397)	-	-	-	(313,397)	-	(313,397)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	190	-	-	-	190	-	190
Actuarial (gain) losses of post-employment benefits, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	156	-	-	-	156	-	156
Subsidiaries	12.a; 25.g.1	-	-	-	-	-	-	-	(6,623)	-	-	-	(6,623)	(11,295)	(17,918)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	875	-	-	-	875	-	875
Currency translation of foreign subsidiaries, including the effect of net investments hedge	12.a; 25.g.2	-	-	-	-	-	-	-	-	129,169	-	-	129,169	-	129,169
Total comprehensive income for the period		-	-	-	-	-	-	-	(318,673)	129,169	893,383	-	703,879	23,019	726,898
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	8.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	25.b	-	4,526	-	-	-	-	-	-	-	-	-	4,526	-	4,526
Equity instrument granted of subsidiaries	12.a; 25.b	-	5,908	-	-	-	-	-	-	-	-	-	5,908	-	5,908
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(185)	-	-	-	-	185	-	-	-	-
Transfer to statutory reserve		-	-	-	-	-	-	(774)	-	-	774	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(1,001)	-	(1,001)	1,001	-
Shareholder transaction – changes of investiments		-	-	-	-	-	-	-	-	-	42	-	42	(42)	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(24,379)	(24,379)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Allocation of net income:
Legal reserve	25.f; 25.h	-	-	-	-	-	44,669	-	-	-	(44,669)	-	-	-	-
Investments statutory reserve	25.f; 25.h	-	-	-	-	-	-	368,966	-	-	(368,966)	-	-	-	-
Proposed dividends (R$ 0.44 per share)	25.h	-	-	-	-	-	-	-	-	-	(479,748)	55,391	(424,357)	-	(424,357)
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265

The accompanying notes are an integral part of the financial statements.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029
Net income for the year		-	-	-	-	-	-	-	-	-	373,526	-	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	6	-	-	-	6	21	27
Subsidiaries	12.a; 25.g.1	-	-	-	-	-	-	-	(51,346)	-	-	-	(51,346)	-	(51,346)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	(978)	-	-	-	(978)	-	(978)
Actuarial losses of post-employment benefits, net of income taxes	12.a; 25.g.1	-	-	-	-	-	-	-	(30,010)	-	-	-	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	12.a; 25.g.2	-	-	-	-	-	-	-	-	36,570	-	-	36,570	-	36,570
Total comprehensive income for the period		-	-	-	-	-	-	-	(82,328)	36,570	373,526	-	327,768	22,662	350,430
Equity instrument granted os subsidiaries	12.a; 25.b	-	7,661	-	-	-	-	-	-	-	-	-	7,661	-	7,661
Shareholder transaction - gain in reimbursement of shares pref. B from Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	1,489	-	1,489	(1,489)	-
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(190)	-	-	-	-	190	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(31)	-	(31)	-	(31)
Transfer to statutory reserve		-	-	-	-	-	-	1,648	-	-	(1,648)	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	-	-	-	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	-	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(109,355)	(109,355)	-	(109,355)
Allocation of net income:
Legal reserve	25.f; 25.h	-	-	-	-	-	18,676	-	-	-	(18,676)	-	-	-	-
Interim dividends (R$ 0.20 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(217,382)	-	(217,382)	-	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	25.h	-	-	-	-	-	-	(124,002)	-	-	(137,468)	261,470	-	-	-
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Cash flows from operating activities
Net income for the year		893,383	373,526	927,697	402,944
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(950,566)	(394,793)	43,617	12,145
Amortization of contractual assets with customers – exclusive rights	11	-	-	289,436	355,250
Amortization of right to use assets	13.a	4,690	-	328,322	300,058
Depreciation and amortization	14; 15	2,775	-	938,841	844,647
PIS and COFINS credits on depreciation	14; 15	-	-	15,683	14,918
Interest and foreign exchange rate variations		99,209	65,346	904,937	1,248,741
Deferred income and social contribution taxes	9.b	(23,246)	(27,579)	(87,939)	(97,465)
(Loss) Gain on disposal of property, plant, and equipment and intangibles	28	-	-	(76,150)	30,019
Impairment	15.a; 28	-	-	-	593,280
Expected losses on doubtful accounts	5	-	-	13,947	30,003
Provision for losses in inventories	6	-	-	269	(816)
Provision for post-employment benefits	20.b	(2,195)	-	(22,950)	10,682
Equity instrument granted	8.c	4,526	-	10,434	7,661
Provision of decarbonization - CBIO	15; 29	-	-	124,287	-
Provision for tax, civil, and labor risks	22.a; 22.c	(119)	(399)	18,817	6,604
Other provisions and adjustments		895	-	(795)	2,364
		29,352	16,101	3,428,453	3,761,035
(Increase) decrease in current assets
Trade receivables and reseller financing	5	-	-	209,468	361,563
Inventories	6	-	-	(125,001)	(357,553)
Recoverable taxes	7	1,683	(10,045)	36,748	(550,805)
Dividends received from subsidiaries and joint ventures		299,749	1,521,209	4,836	4,108
Other receivables		(51,979)	(2,731)	(20,191)	21,737
Prepaid expenses	10	(3,612)	(173)	(74,622)	(15,507)
Increase (decrease) in current liabilities
Trade payables	17	14,697	1,901	1,147,541	(31,605)
Salaries and related charges	18	41,442	730	62,994	(22,556)
Taxes payable	19	423	(11,174)	16,092	1,917
Income and social contribution taxes		4,264	(9,238)	347,224	250,486
Post-employment benefits	20.b	-	-	(1,874)	(16,704)
Other payables		10,153	(3,970)	307	66,819
Deferred revenue	23	-	-	(9,344)	1,054
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	-	-	(73,036)	11,422
Recoverable taxes	7	-	9,238	(863,706)	(19,526)
Escrow deposits		15	(17)	(28,353)	(39,936)
Other receivables		-	-	(27,751)	(797)
Prepaid expenses	10	(3,633)	(225)	14,965	(4,379)

The accompanying notes are an integral part of the financial statements.

13

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
		12/31/2020	12/31/2019	12/31/2020	12/31/2019
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	4,958	-	12,072	(15,415)
Other payables		7,240	(939)	(49,282)	27,698
Deferred revenue	23	-	-	-	(11,850)
Acquisition of CBIO	15	-	-	(125,345)	-
Payments of contractual assets with customers – exclusive rights	11	-	-	(356,045)	(330,068)
Payments of contingencies	22.a	-	-	(45,367)	(25,080)
Income and social contribution taxes paid		-	-	(342,664)	(141,206)
Net cash provided by operating activities		354,752	1,510,667	3,138,119	2,924,852
Cash flows from investing activities
Financial investments, net of redemptions	4.b	7,729	470,101	(1,116,774)	(555,378)
Acquisition of property, plant, and equipment	14	(13,539)	(2,532)	(965,747)	(1,020,042)
Acquisition of intangible assets	15	(9,111)	-	(185,067)	(151,997)
Capital increase in subsidiary	12.a	(97,956)	(1,453,964)	-	-
Capital increase in joint ventures	12.b	-	-	(28,840)	(79,124)
Initial direct costs of right to use assets	13	-	-	-	(68,007)
Proceeds from disposal of property, plant, and equipment and intangibles	28	-	-	160,023	39,287
Net cash used in investing activities		(112,877)	(986,395)	(2,136,405)	(1,835,261)
Cash flows from financing activities
Loans and debentures
Proceeds	16	994,996	-	3,591,624	2,105,737
Repayments	16	-	-	(2,795,002)	(2,644,704)
Interest paid	16	(68,788)	(112,675)	(740,853)	(1,469,780)
Payments of lease	13	(6,256)	-	(360,787)	(321,716)
Dividends paid	25.h	(261,422)	(594,381)	(284,767)	(596,436)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	6,996
Related parties	8.a	5,664	53,049	(2,548)	(146)
Net cash provided by (used in) financing activities		664,194	(654,007)	(592,333)	(2,922,229)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	136,734	9,066
Increase (decrease) in cash and cash equivalents		906,069	(129,735)	546,115	(1,823,572)
Cash and cash equivalents at the beginning of the year	4.a	42,580	172,315	2,115,379	3,938,951
Cash and cash equivalents at the end of the year	4.a	948,649	42,580	2,661,494	2,115,379
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	31,245	-	484,121	334,857
Addition on contractual assets with customers – exclusive rights	11	-	-	193,040	-
Reversion fund – private pension	10; 20.a	-	-	47,088	-

The accompanying notes are an integral part of the financial statements.

14

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2020 and 2019

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	12/31/2020%		12/31/2019%		12/31/2020%		12/31/2019%
Revenue
Gross revenue from sales and services, except rents and royalties	26	-		-		87,582,515		95,034,980
Rebates, discounts, and returns	26	-		-		(1,871,825)		(1,494,814)
Expected losses on doubtful accounts	5	-		-		(13,947)		(30,003)
Amortization of contractual assets with customers – exclusive rights	11	-		-		(289,436)		(355,250)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	-		-		297,544		149,606
		-		-		85,704,851		93,304,519
Materials purchased from third parties
Raw materials used		-		-		(6,098,913)		(5,621,164)
Cost of goods, products, and services sold		-		-		(69,648,742)		(77,651,614)
Third-party materials, energy, services, and others		172,813		12,255		(2,743,436)		(2,657,370)
Impairment	15.a; 28	-		-		-		(593,280)
(Loss) recovery of assets		1		-		(44,763)		(29,876)
		172,814		12,255		(78,535,854)		(86,553,304)
Gross value added		172,814		12,255		7,168,997		6,751,215

Deductions
Depreciation and amortization	13.a; 14; 15	(7,465)		-		(1,267,163)		(1,144,705)
PIS and COFINS credits on depreciation	14; 15	-		-		(15,683)		(14,918)
		(7,465)		-		(1,282,846)		(1,159,623)
Net value added by the Company		165,349		12,255		5,886,151		5,591,592
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	950,566		394,793		(43,617)		(12,145)
Rents and royalties	26	-		-		110,929		144,354
Financial income	30	43,022		73,201		527,710		457,289
		993,588		467,994		595,022		589,498
Total value added available for distribution		1,158,937		480,249		6,481,173		6,181,090
Distribution of value added
Labor and benefits		134,453	12	9,890	2	1,965,227	30	2,098,706	34
Taxes, fees, and contributions		1,374	-	(23,016)	(5)	2,959,368	45	2,798,355	45
Financial expenses and rents		129,727	11	119,849	25	628,881	10	881,085	14
Dividends distributed		479,748	41	354,850	74	504,127	8	355,843	6
Retained earnings		413,635	36	18,676	4	423,570	7	47,101	1
Value added distributed		1,158,937	100	480,249	100	6,481,173	100	6,181,090	100

The accompanying notes are an integral part of the financial statements.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 32.

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the coronavirus pandemic, the Company and its subsidiaries acted in numerous initiatives to ensure the safety and security of its employees and the stability and continuity of its operations and partners, the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, with all the necessary support for the operational continuity. In addition to basic safety concerns with employees, companies realizes several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following the principle of valuing people.

Through a multidisciplinary committee, a plan for the gradual resumption of employees from administrative areas to offices was structured and included the adoption of numerous preventive measures and intensification of cleaning and safety, according to the guidelines of the state governments and municipal and health entities.

For the purpose to preserve job positions and mitigate the impacts of the crisis, the Company and its subsidiaries made use of resources made available by the government, such as reduced working hours and/or wages, suspension of contracts and reorganization of the vacation plan, as required.

The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health and security of employees and partners.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Remains uncertain to what extent the financial informations, after December 31, 2020, may still be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and the operation of certain businesses significantly impacted economic activity in Brazil.

Ultragaz presented in the second quarter a reduction in the volume sold in the bulk segment, because of the lower demand from industries and small and medium-sized companies, that were directly impacted by the social isolation measures. However, this effect was compensated by the increase in sales in the bottled segment, due to the higher demand for LPG for residential use. In terms of costs and expenses, Ultragaz incurred additional freight expenses, due to the need to remove LPG on more distant supply bases, protection materials and temporary workers, in addition to numerous donations to hospitals focused in the pandemic and needy communities.

There was no record of an increase in clients payment defaults in the period. On the second semester, Ultragaz had a recovery in volume in the bulk segment, due the resumption of the industry, while sales in the bottled segment continued gradually returning to pre-pandemic levels.

Ultracargo recorded a lower movement of fuels in the second quarter, due to the retraction in demand and a reduction in spot contracts. Addittionaly, approximately R$ 2 million was recorded in extra expenses with protective materials and donations. The performance of measures to increase productivity and recovered tax credits contributed to the improvement in results in the second quarter. In the second semester, Ultracargo showed an increase in product movement and cubic meters invoiced, the result of capacity expansions throughout the second semester of 2019 until the first semester of 2020.

At Oxiteno, the paint, automotive and oil & gas segments suffered a retraction in demand in the second quarter, an effect that was partially compensated by the higher sales volume in the Home & Personal Care and Crop Solutions segments. In the third quarter, Oxiteno had a recovery in sales volume for the automotive fluids, paint and varnishes, with maintenance of increasing volumes for the hygiene and beauty sector. In the fourth quarter, Oxiteno's volume was practically in line with the third quarter. In addition, the USA unit continued to ramp-up, contributing to the increase in sales volume in the period and the recovery of the company's profitability.

Ipiranga was the business most impacted by the crisis due to the measures for isolation and social distancing. In April, volumes sold for the Otto cycle and diesel registered a reduction of 37% and 17%, respectively, compared to the same period of the last year. In May and June, volumes sold improved gradually compared to April. In addition, the strong volatility in the prices of oil and oil products since the end of March, combined with a abrupt fall in the price of ethanol in April, caused significant inventories losses in the second quarter. To mitigate these effects, the company acted promptly with initiatives to retain cash and reduce expenses in several areas, which made it possible to reduce general, administrative and sales expenses by 32% in the annual comparison.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The level of default recorded a slight increase and remained at regular levels for the period. In the third quarter, it is observed a gradual evolution in the volumes sold of fuels over the quarter and an improvement in the operating environment, which enabled a significant recovery of the results in the second half of 2020 compared to the second quarter of 2020. In the fourth quarter, the volume sold was 5% higher than the third quarter, with an 18% growth in the otto cycle, as a result of the gradual recovery over the months, attenuated by the 5% reduction in diesel.

Extrafarma presented a reduction in revenues approximately of R$ 45 million in the second quarter, mainly due to the temporary closure of stores located in malls and of the reduction of operation hours in stores that remained open. To oppose this effect, sales were implemented through alternative delivery channels and partnerships with delivery applications. In addition, the extension of Provisional Measure 936 by the government, involving the suspension of contracts and temporary reduction in wages, other internal productivity gain initiatives, contributed to the reduction of expenses in the amount of R$ 8 million, minimizing the impact on the second quarter’s result. In the third quarter, Extrafarma reopened the stores located in malls, contributing to an increase in revenue and cost dilution compared to the second quarter. During the fourth quarter, stores located in malls remained with a flow of people below the pre-pandemic period.

Main risks and associated measures

Credit risk - the subsidiary Ipiranga implemented a help package for Ipiranga resellers, including anticipation of sales credits through the Abastece Aí application, postponement of lease and financing payments and temporary suspension of volume performance clauses. These actions softened the impacts of the pandemic on Ipiranga’s clients' financial condition and, consequently, mitigated its potential effects on Ipiranga's default rates, that remained at the same levels as 2019. The effects of expected losses on doubtful accounts of quarter ended December 31, 2020 are disclosed in Notes 5 and 33.d.

Risk of impairment and intangible assets of indefinite useful life - the Company and its subsidiaries reviewed the projections used in impairment tests and assets allocated to cash generation units, considering the current impacts of the pandemic. The impairment tests did not indicate the need to recognize a provision for losses as of December 31, 2020.

Risk of realization of deferred tax assets - the Company and its subsidiaries realized technical feasibility study of the constitution and realization of deferred tax credits, considering the current projections approved by the Board of Directors for each business segment and did not identify the need for write-offs for the period ended on December 31, 2020.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk – with the objective to strengthen the Company's liquidity and cash position, in view of the uncertainty generated by the pandemic, at the end of March and start April 2020, the Company and the subsidiary IPP contracted R$ 1.5 billion in new financing maturing in one year.

Of this total, R$ 1.3 billion was obtained through the issuance of promissory notes with credit in April 2020 of which R$ 0.3 billion was paid in advance in November 2020. In addition, as a measure of cash containment, the Company announced in April a reduction of approximately 30% in its investment plan for 2020 and in August, the management opted to not pay interim dividends for the year of 2020. As stated in the Bylaws, the minimum mandatory dividends will be paid after the disclosure of the year's results.

In July 2020, the Company reopened bonds issued on the market maturing in 2029 and raised US$ 350 million with a coupon of 5.25% per year. The proceeds were used to pay debts maturing in the short term, allowing the Company's debt profile to be lengthened, in addition to strengthening its cash position.

The management of the Company and its subsidiaries maintained discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital without compromising sustainable business growth.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and summary of significant accounting policies

The parent’s separate and consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the accounting policies adopted in Brazil.

The accounting policies adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these financial statements.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills each performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 63,746 in 2020 (R$ 61,589 in 2019).

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on ‚cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 33.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 5.b and 33.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h. Right to use assets and lease payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the rights to use assets may be impaired (see Note 2.u).

Right to use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition’s exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i. Property, plant, and equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

l. Financial liabilities

The financial liabilities include trade payables, loans, financing, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

m. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue interest using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r. Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s. Basis for translation of financial statements of foreign subsidiaries

s.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2020 was a gain of R$ 231,596 (gain of R$ 102,427 on December 31, 2019) - see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i) The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2 Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income in 2020 amounted to R$ 30,928 (gain of R$ 2,444  in 2019).

t. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with undefined useful life the review is done annually. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized on December 31, 2020. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the year ended on December 31, 2020 there are not business combinations.

w. Statements of value added

The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the IFRS, which does not require the presentation of DVA.

x. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments on a net basis of income and redemptions in the investing activities.

y. Adoption of the pronouncements issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have impact in these financial statements to December 31, 2020 that have not been adopted by the Company.

z. Authorization for issuance of the financial statements

These financial statements was authorized for issue by the Board of Directors on February 24, 2021.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

3. Principles of consolidation and investments in subsidiaries

a. Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements includes the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2020		12/31/2019
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda. (3)	Brazil	Others	-	99	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (4)	Brazil	Ipiranga	100	-	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (5)	Brazil	Others	100	-	-	-
Eaí Clube Automobilista S.A. (6)	Brazil	Abastece Aí	100	-	-	-

The percentages in the table above are rounded.

(1) Non operating company in closing phase.

(2) In October 2020, there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Ultragaz”).

(3) Subsidiary constituted in January 2020 the L.I.Z.S.P.E has the finality the consulting in valuation, business management, economic and financial advisory, among other. In September 2020 the company’s name was changed to “UVC Investimentos Ltda”.

(4) In May 2020 there was a change in the participation of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.

(5) Fund constituted on January 2020, the UVC has as purpose to invest in promising companies that can leverage or complement the Company's business, besides to supporting the mapping and sharing of startups and new technologies.

(6) Subsidiary created in July 2020, adding the Abastece Aí app and Km de Vantagens programs to operate in the digital payments segment under the Abastece Aí brand.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 8,672,160 as of December 31, 2021 (R$ 5,712,097 as of December 31, 2019) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Cash and bank deposits
In local currency	9,419	381	285,306	182,237
In foreign currency	-	-	119,775	102,755
Financial investments considered cash equivalents
In local currency
Fixed-income securities	939,230	42,199	2,241,852	1,780,939
In foreign currency
Fixed-income securities	-	-	14,561	49,448
Total cash and cash equivalents	948,649	42,580	2,661,494	2,115,379

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Financial investments
In local currency
Fixed-income securities and funds	88,100	95,829	3,749,852	2,610,686
In foreign currency
Fixed-income securities and funds	-	-	1,278,940	303,417
Currency and interest rate hedging instruments (a)	-	-	981,874	682,615
Total financial investments	88,100	95,829	6,010,666	3,596,718
Current	88,100	95,829	5,033,258	3,090,212
Non-current	-	-	977,408	506,506

(a) Accumulated gains, net of income tax (see Note 33.i).

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	12/31/2020	12/31/2019
Domestic customers	3,443,641	3,867,163
Domestic customers – related parties (see Note 8.a.2)	151	739
Foreign customers	326,442	223,308
Foreign customers – related parties (see Note 8.a.2)	2,984	3,176
(-) Expected losses on doubtful accounts	(382,096)	(404,886)
	3,391,122	3,689,500
Current	3,318,927	3,635,834
Non-current	72,195	53,666
32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2018	385,080
Additions	189,192
Reversals	(119,640)
Write-offs	(49,746)
Balance as of December 31, 2019	404,886
Additions	194,220
Reversals	(203,994)
Write-offs	(13,016)
Balance as of December 31, 2020	382,096

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	12/31/2020	12/31/2019
Reseller financing – Ipiranga	1,165,395	956,942
(-) Expected losses on doubtful accounts	(197,011)	(156,006)
	968,384	800,936
Current	549,129	436,188
Non-current	419,255	364,748

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2018	139,699
Additions	30,601
Reversals	(14,294)
Balance as of December 31, 2019	156,006
Additions	74,745
Reversals	(29,791)
Write-offs	(3,949)
Balance as of December 31, 2020	197,011

For further information about the allowance for expected losses on doubtful accounts see Note 33.d.3.

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

 The composition of inventories is as follows:

	12/31/2020			12/31/2019
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,682,841	(5,344)	1,677,497	1,843,257	(2,073)	1,841,184
Finished goods	646,180	(22,281)	623,899	541,689	(22,048)	519,641
Work in process	1,450	-	1,450	1,971	-	1,971
Raw materials	568,185	(1,827)	566,358	365,960	(2,552)	363,408
Liquefied petroleum gas (LPG)	110,767	(5,761)	105,006	101,715	(5,761)	95,954
Consumable materials and other items for resale	129,559	(2,598)	126,961	140,058	(2,587)	137,471
Pharmaceutical, hygiene, and beauty products	521,689	(2,611)	519,078	549,191	(2,877)	546,314
Purchase for future delivery (1)	198,986	(464)	198,522	183,170	(2,719)	180,451
Properties for resale	27,532	(107)	27,425	29,273	(107)	29,166
	3,887,189	(40,993)	3,846,196	3,756,284	(40,724)	3,715,560

(1) Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Aditions of obsolescence and other losses	4,296
Oxiteno Andina (i)	(985)
Balance as of December 31, 2019	40,724
Aditions to net realizable value adjustment	2,245
Reversals of obsolescence and other losses	(1,976)
Balance as of December 31, 2020	40,993

(i) Refers to the asset write-offs of Oxiteno Andina in 2019 (see Note 3.b.3 of financial statements filed on CVM on February 19, 2020).

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2020	12/31/2019
Net realizable value adjustment	17,488	15,243
Obsolescence and other losses	23,505	25,481
Total	40,993	40,724

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7. Taxes to recover

a. Recoverable taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2020	12/31/2019
ICMS (a.1)	1,129,325	872,670
PIS and COFINS (a.2) (a.3)	1,297,029	930,570
Value-added tax (IVA) of foreign subsidiaries	35,600	29,707
Others	57,704	56,748
Total	2,519,658	1,889,695
Current	1,044,850	1,122,335
Non-current	1,474,808	767,360

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i) The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) accumulate credits in the amount of R$ 195,037 (R$ 151,393 as of December 31, 2019) once predominantly carried out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii) The subsidiaries Ipiranga Produtos de Petróleo S.A. (“IPP”), Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Ultragaz, AMPM, Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 754,882 (R$ 563,565 as of December 31, 2019) deconstituted, mainly, by the following natures: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries Ipiranga, Bahiana and Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary Ipiranga;

(iii) The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ 179,405 (R$ 157,713 as of December 31, 2019) on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 10 years.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS assets is stated as follows:

Up to 1 year	422,548
From 1 to 2 years	362,062
From 2 to 3 years	200,586
From 3 to 5 years	88,483
From 5 to 7 years	26,420
From 7 to 10 years	29,226
Total of recoverable ICMS	1,129,325

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 The balance refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 651,051 (R$ 539,026 as of December 31, 2019), whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tropical Transportes Ipiranga Ltda (“Tropical”), EMCA, Oleoquímica and Oxiteno S.A. have credits in the amount of R$ 645,978 (R$ 391,544 as of December 31, 2019) resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see Note 22.d.1). For these cases, management estimates the realization of these credits within up to 5 years.

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. The subsidiaries Extrafarma, Tequimar, Tropical and Oxiteno SA have credits originated from final definitive decisions on the exclusion of ICMS from the PIS and COFINS calculation base (see note 22.d) , having been the respective subsidies to prove the amounts to be refunded properly confirmed by management and recorded in income, until the present year of 2020, the amount of R$ 746,962 (R$ 338,110 until 2019). For these cases, management estimates that these credits will be realized within up to 5 years.

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	528,999
From 1 to 2 years	405,998
From 2 to 3 years	178,049
From 3 to 5 years	183,983

Total of recoverable PIS and COFINS, net of provision 1,297,029

b. Recoverable income tax and social contribution taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
IRPJ and CSLL	87,359	89,197	627,285	430,290
Current	47,913	49,750	366,080	325,343
Non-current	39,446	39,447	261,205	104,947

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related parties

a. Related parties

The balances and transactions of the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities		Financial income (1)
	Debentures (1)	Other receivables	Payables	Other payables
Ipiranga Produtos de Petróleo S.A.	753,459	15,545	-	-	23,812
Cia Ultragaz S.A.	-	10,147	-	8,469	-
SERMA - Ass. dos usuários equip. proc. de dados	-	9,635	-	-	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	3,785	5,272	142	-
Oxiteno S.A. Indústria e Comércio	-	4,476	-	548	-
Centro de Conveniências Millennium Ltda.	-	3,700	-	-	-
Terminal Químico de Aratu S.A. – Tequimar	-	1,695	-	277	-
Bahiana Distribuidora de Gás Ltda.	-	831	-	-	-
UVC Investimentos Ltda	-	69	-	-	-
Eaí Clube Automobilista S.A.	-	-	-	35	-
am/pm Comestíveis Ltda.	-	13	-	-	-
Total as of December 31, 2020	753,459	49,896	5,272	9,471	23,812

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Payables
Ipiranga Produtos de Petróleo S.A.	759,123	‐	50,884
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	4,220	‐
Total as of December 31, 2019	759,123	4,220	50,884

(1) In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Others (1)	490	1,050
Total as of December 31, 2019	490	3,925

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) The loans contracted have a term of 36 months and can be extended by mutual agreement between the parties being remunerated by the DI plus a premium of 3% p.a.

Loans agreements have indeterminate terms and do not contain interest clauses.

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,772	471	19,077	-
Refinaria de Petróleo Riograndense S.A.	-	65,215	-	314,587	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	104	3,062	154	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	-	-	1,613
Chevron (Thailand) Limited	166	6	-	759	-
Chevron Brasil Oleos Basicos LTDA	-	6	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-
Chevron Oronite Brasil LTDA.	-	37,482	-	108,198	-
Chevron Products Company	-	87,754	-	247,578	-
Chevron Belgium NV	-	785	-	6,707	-
Chevron Petroleum CO Colombia	1	-	-	-	-
Total as of December 31, 2020	3,135	193,124	3,533	697,060	1,613

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Payables (1)	Other payables	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,545	-	1	18,565	-
Refinaria de Petróleo Riograndense S.A.	-	264,602	-	-	1,019,108	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	-	7,385	121	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	124	-	-	-	1,477
Chevron (Thailand) Limited	1,333	5,177	-	-	90,912	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	6,336	-
Chevron Latin America Marketing LLC	86	6	-	13	506	-
Chevron Lubricants Lanka PLC	-	-	285	-	-	-
Chevron Lubricants Oils S.A.	58	-	-	42	-	-
Chevron Marine Products	506	-	-	104	-	-
Chevron Oronite Brasil LTDA.	1,193	-	-	345	-	-
Chevron Products Company	-	16,302	-	-	212,915	-
Chevron Belgium NV	-	2,119	-	-	15,019	-
Chevron Petroleum CO Colombia	-	-	7	30	-	-
Total as of December 31, 2019	3,915	289,988	298	7,920	1,363,482	1,477

(1)  Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables – reverse factoring”, respectively.

(a)  Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2020 and 2019, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.j.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2020	12/31/2019
Short-term compensation	47,936	41,659
Stock compensation	4,786	9,881
Post-employment benefits	2,866	2,640
Total	55,588	54,180

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(14,076)	3,071
December 10, 2014	266,660	2021	25.32	28,405	(26,726)	1,679
March 5, 2014	55,600	2021	26.08	5,999	(5,951)	48
	702,260			51,551	(46,753)	4,798

In 2020, the amortization in the amount of R$ 2,360 (R$ 10,321 in 2019) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(475,604)
Balance on December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(322,264)
Balance on December 31, 2020	702,260

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(6,848)	5,794
Restricted and performance	November 8, 2017	23,674	2021 to 2022	38.19	2,723	(1,852)	871
Restricted and performance	April 4, 2018	121,720	2021 to 2023	34.35	8,451	(5,522)	2,929
Restricted	September 19, 2018	80,000	2024	19.58	3,691	(810)	2,881
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(761)	1,269
Restricted and performance	April 3, 2019	469,872	2022 to 2024	23.25	20,900	(9,573)	11,327
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(2,215)	7,750
Restricted and performance	April 1, 2020	754,896	2023 to 2025	12.53	18,653	(3,584)	15,069
Restricted	September 16, 2020	700,000	2026	23.03	22,236	(1,235)	21,001
		2,910,162			101,291	(32,400)	68,891

In 2020, a general and administrative expense in the amount of R$ 12,664 was recognized in relation to the Plan (R$ 12,893 in 2019).

Balance on December 31, 2018	739,952
Shares granted on April 3, 2019	567,876
Shares granted on September 2, 2019	440,000
Cancellation of granted shares due to termination of executive employment	(9,168)
Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(353,294)
Cancellation of performance shares	(52,992)
Balance on December 31, 2020	2,910,162

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	75,231	72,377
Provisions for tax, civil, and labor risks	-	-	138,516	150,085
Provision for post-employment benefits	1,078	-	96,108	92,199
Provision for differences between cash and accrual basis (i)	-	-	606,054	224,065
Goodwill	-	-	5,161	8,161
Business combination – tax basis vs. accounting basis of goodwill	-	-	75,515	75,745
Provision for asset retirement obligation	-	-	15,728	14,762
Provision for suppliers	4,284	439	49,501	35,214
Provision for profit sharing and bonus	9,445	-	56,873	44,818
Leases payable	976	-	41,932	19,003
Change in fair value of subscription warrants	22,833	16,338	22,833	16,338
Provision for deferred revenue	-	-	25,770	29,961
Other provisions	95	204	14,917	15,355
Tax losses and negative basis for social contribution carryforwards (9.d)	26,730	24,632	363,862	278,140
Total	65,441	41,613	1,588,001	1,076,223
Offset the liability balance of deferred IRPJ and CSLL	(448)	-	(613,290)	(422,529)
Net balance of deferred taxes assets	64,993	41,613	974,711	653,694
Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	1,776	1,866
Leases payable	-	-	1,895	2,356
Provision for differences between cash and accrual basis (i)	448	-	402,780	257,718
Provision for goodwill	-	-	92,242	39,186
Business combination – fair value of assets	-	-	111,832	114,125
Other provisions	-	-	15,497	14,809
Total	448	-	626,022	430,060
Offset the asset balance of deferred IRPJ and CSLL	(448)	-	(613,290)	(422,529)
Net balance of deferred taxes liabilities	-	-	12,732	7,531

(i) Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Initial balance	41,613	14,034	646,163	504,890
Deferred IRPJ and CSLL recognized in income of the period	23,246	27,579	87,939	97,465
Deferred IRPJ and CSLL recognized in other comprehensive income	(80)	-	210,034	40,497
Others	214	-	17,843	3,311
Final balance	64,993	41,613	961,979	646,163

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	13,729	203,341
From 1 to 2 years	9,161	154,684
From 2 to 3 years	5,406	79,646
From 3 to 5 years	14,359	189,231
From 5 to 7 years	15,293	634,200
From 7 to 10 years	7,493	326,899
Total of deferred tax assets relating to IRPJ and CSLL	65,441	1,588,001

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balance of R$ 1,588,001 was supported by the technical study on taxable profit projections for the realization of deferred tax assets, examined by the Fiscal Council (“CF”) and by the Audit and Risks Committee (“CAR”).

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(76,130)	(48,846)	1,542,681	793,698
Statutory tax rates – %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	25,884	16,608	(524,512)	(269,857)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(7,013)	11,023	(74,877)	(68,795)
Nontaxable revenues (ii)	-	11	33,552	28,235
Adjustment to estimated income (iii)	-	-	8,850	10,511
Unrecorded deferred income and social contribution taxes carryforwards deferred (iv)	-	-	(123,300)	(146,820)
Other adjustments	76	(63)	24,992	24,873
Income and social contribution taxes before tax incentives	18,947	27,579	(655,295)	(421,853)

Tax incentives - SUDENE	-	-	83,928	43,244
Income and social contribution taxes in the income statement	18,947	27,579	(571,367)	(378,609)
Current	(4,299)	-	(659,306)	(476,074)
Deferred	23,246	27,579	87,939	97,465
Effective IRPJ and CSLL rates – %	24.9	56.5	37.0	47.7

(i)      Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.

(ii)     Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.

(iii)   Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

(iv)   See Note 9.d.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal (1)	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (2)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A. (3)	Camaçari plant	75	2026

(1) Based on the legislation in force the project belongs to the sectors identified as priorities for the development of the Northeast region of Brazil. Combined with Tequimar's successful track record in meeting the requirements for maintaining and renewing the incentive, as well as in the fact that several investments have been made in the modernization of the production process of the unit that is the object of the benefit – Suape Terminal, the request for the extension of the incentive for another 10 years will be filed in 2021 at SUDENE. The renovation request is usually made in the year after the year in which the incentive expires and generates retroactive effects as of January of the year in which the request is filed.

(2) The request for renovation of the Oleoquímica incentive will be filed in 2022, for the same reasons described in note 1 above.

(3) The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d. Income and social contribution taxes carryforwards

In December 31, 2020, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,687,482 (R$ 1,268,964 as of December 31, 2019) and negative basis of CSLL of R$ 1,689,232 (R$ 1,270,714 as of December 31, 2019), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2020	12/31/2019
Oxiteno S.A.	205,604	148,306
Extrafarma	72,318	72,318
Ipiranga	44,537	-
Ultrapar	27,736	27,051
Iconic	5,691	17,657
Abastece Aí	7,362	-
Tequimar Vila do Conde	489	-
Ultracargo	107	-
UVC Investimentos	18	-
Cia Ultragaz	-	12,808
	363,862	278,140

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	12/31/2020	12/31/2019
Extrafarma	294,400	237,664
Millennium	640	96
Integra Frotas	7,802	4,636
	302,842	242,396

In addition, certain foreign subsidiaries have tax loss carryforwards, as shown below, subject to local compensation rules.

	12/31/2020	12/31/2019	12/31/2020	12/31/2019
	US$ (thousands)	US$ (thousands)	R$ (thousands)	R$ (thousands)
Oxiteno USA	217,837	184,781	1,132,035	744,797
Oxiteno Uruguai	7,943	7,444	41,279	30,005
Ultrapar International	6,261	10,420	32,535	42,000
	232,041	202,645	1,205,849	816,802

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid expenses

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Rents	-	-	30,400	37,106
Advertising and publicity	-	-	17,752	24,857
Deferred stock plan, net (see Note 8.c)	2,970	-	9,900	15,965
Insurance premiums	971	327	58,675	61,884
Software maintenance	3,105	-	24,233	23,216
Employee benefits	526	-	8,924	3,425
IPVA and IPTU	-	-	2,632	937
Contribution - private pension fund (see Note 20.a)	-	-	36,068	-
Other prepaid expenses	-	-	14,045	13,181
	7,572	327	202,629	180,571
Current	3,684	72	132,122	111,355
Non-current	3,888	255	70,507	69,216

11. Contractual assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In December 31, 2020 the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance on December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)
Balance on December 31, 2019	1,465,989
Additions	549,085
Amortization	(289,436)
Transfer	(19,307)
Balance on December 31, 2020	1,706,331

Current	478,908
Non-current	1,227,423

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12. Investments

a. Subsidiaries and joint venture (Parent)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	12/31/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,423,217	8,142,503	20,612,986	7,239,492	4,385	14,902	85,858	462,990
Liabilities	2,861	6,435,367	13,288,033	7,273,193	27	5,314	22,072	469,300
Equity	1,420,356	1,707,136(*)	7,324,953(*)	(33,701)	4,358	9,588	63,786	(6,310)
Net revenue from sales and services	-	4,039,475	64,352,163	-	-	10,034	17,223	1,455,668
Net income (loss)	157,404	228,146(*)	617,218(*)	(6,201)	(3,598)	(1,601)	(19,014)	(65,623)
% of capital held	100	100	100	100	100	100	100	33

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019
	Subsidiaries				Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,264,707	6,475,473	18,052,890	4,192,235	562,445
Liabilities	2,710	4,672,264	11,032,143	4,219,735	505,851
Equity	1,261,997	1,803,209(*)	7,020,747(*)	(27,500)	56,594
Net revenue from sales and services	‐	1,514,022	73,679,913	‐	2,156,432
Net income (loss)	35,529	23,895(*)	365,680(*)	(41,055)	32,346
% of capital held	100	100	100	100	33

(*) Adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries								Joint venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	-	-	-	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	35,529	23,895	365,680	-	-	-	(41,051)	384,053	10,740	394,793
Dividends	(50,015)	(1,011,490)	(198,000)	-	-	-	-	(1,259,505)	(4,295)	(1,263,800)
Tax liabilities on equity - method revaluation reserve	-	-	(31)	-	-	-	-	(31)	-	(31)
Equity instrument granted	303	687	6,671	-	-	-	-	7,661	-	7,661
Valuation adjustment of subsidiaries	(1,605)	(52,854)	(19,385)	-	-	-	-	(73,844)	(7,771)	(81,615)
Translation adjustments of foreign-based subsidiaries	-	36,570	-	-	-	-	-	36,570	-	36,570
Capital increase in cash	-	-	1,450,000	-	-	-	3,964	1,453,964	-	1,453,964
Redemption of subsidiary shares of Oxiteno Nordeste	362	(254)	-	-	-	-	-	108	-	108
Transfer to provision for short-term liabilities	-	-	-	-	-	-	27,497	27,497	-	27,497
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	-	-	-	-	10,085,953	18,792	10,104,745
Share of profit (loss) of subsidiaries and joint venture	157,404	228,146	617,218	(3,598)	(1,601)	(19,014)	(6,201)	972,354	(21,788)	950,566
Dividends	-	(141,138)	(305,130)	-	-	-	-	(446,268)	(165)	(446,433)
Tax liabilities on equity - method revaluation reserve	-	-	(12)	-	-	-	-	(12)	-	(12)
Equity instrument granted	503	703	1,902	-	-	2,800	-	5,908	-	5,908
Valuation adjustment of subsidiaries (i)	487	(312,953)	(7,554)	-	-	-	-	(320,020)	1,065	(318,955)
Translation adjustments of foreign-based subsidiaries	-	129,169	-	-	-	-	-	129,169	-	129,169
Capital increase in cash	-	-	-	7,956	10,000	80,000	-	97,956	-	97,956
Loss due to the payments fixed dividends to preferred shares	(35)	-	(1,029)	-	-	-	-	(1,064)	-	(1,064)
Shareholder transaction - changes of investiments	-	-	(1,189)	-	1,189	-	-	-	-	-
Transfer to provision for short-term liabilities	-	-	-	-	-	-	6,201	6,201	2,096	8,297
Balance as of December 31, 2020	1,420,356	1,707,136	7,324,953	4,358	9,588	63,786	-	10,530,177	-	10,530,177

(i) Refers, substantially to losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges, see Note 33.h.2.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Provision for short-term liabilities
	Investiments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	-	-	-
Transfer to provision for short-term liabilities	27,497	-	27,497
Balance as of December 31, 2019	27,497	-	27,497
Transfer to provision for short-term liabilities	6,201	2,096	8,297
Balance as of December 31, 2020	33,698	2,096	35,794

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in the Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) (see Note 34.c).

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2020.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2018	7,446	20,118	74,390	‐	‐	‐	‐	‐	101,954
Capital increase	‐	‐	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Valuation adjustments	‐	(7,771)	‐	‐	‐	‐	‐	‐	(7,771)
Dividends	(1,474)	(4,295)	‐	‐	‐	‐	‐	‐	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	‐	‐	‐	‐	‐	(14,462)
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	20,000	-	-	303	3,894	5,006	29,203
Capital reduction	-	-	-	-	(363)	-	-	-	(363)
Valuation adjustments	-	1,065	-	-	-	-	-	-	1,065
Dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	392	(21,788)	(21,638)	-	(1,594)	(1,409)	(401)	626	(45,812)
Transfer to provision for short-term liabilities	-	2,096	-	-	-	-	-	-	2,096
Balance as of December 31, 2020	7,734	-	81,180	10,351	21,624	824	7,676	9,711	139,100

(i) Refers to reimbursement of expenses that preceded the port auctions and that were apportioned among the members of the consortium.

Provision for short-term liabilities

RPR
Balance as of December 31, 2019	-
Transfer to provision for short-term liabilities	2,096
Balance as of December 31, 2020	2,096

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística (*)	Nordeste Logística I (*)	Nordeste Logística II (*)	Nordeste Logística III (*)
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	-	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133
Net revenue from sales and services	15,666	1,455,668	91,096	-	-	-	-
Costs, operating expenses and income	(14,408)	(1,531,652)	(134,961)	(3,480)	(4,225)	(1,203)	1,878
Net financial income and income and social contribution taxes	(474)	10,361	589	(1,301)	-	-	-
Net income (loss)	784	(65,623)	(43,276)	(4,781)	(4,226)	(1,203)	1,878

Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

(*) Accumulated income for the period from the beginning.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net financial income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.  The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of December 31, 2020.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	-	-	-	(87)	(905)
Share of profit (loss) of associates	1,790	568	(36)	(90)	85	2,317
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(2,357)	-	-	-	-	(2,357)
Share of profit (loss) of associates	1,846	414	(12)	(91)	38	2,195
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	-	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Net revenue from sales and services	14,295	58,677	-	-	-
Costs, operating expenses and income	(6,475)	(54,163)	(24)	(212)	396
Net financial income and income and social contribution taxes	(437)	(1,770)	-	(60)	(39)
Net income (loss)	7,383	2,744	(24)	(272)	357
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	-	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Net revenue from sales and services	12,348	43,463	-	-	-
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net financial income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Right to use assets and leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a. Right to use assets

     Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Assignment of contract (i)	Amortization	Balance on 12/31/2020
Cost:
Real estate	7	5,799	1,123	-	35,001	-	41,923
Vehicles	3	-	2,762	(171)	-	-	2,591
		5,799	3,885	(171)	35,001	-	44,514
Accumulated amortization:
Real estate		-	-	-	(4,762)	(4,201)	(8,963)
Vehicles		-	-	-	-	(489)	(489)
		-	-	-	(4,762)	(4,690)	(9,452)
Net amount		5,799	3,885	(171)	30,239	(4,690)	35,062

(i) Assignment of contract of the Company Ultragaz to Ultrapar due implantation of Shared Service Center (“SSC”).

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	5,799	-	5,799
		5,799	-	5,799
Accumulated amortization:
Real estate		-	-	-
		-	-	-
Net amount		5,799	-	5,799

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

     Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2020
Cost:
Real estate	10	2,068,254	259,244	(78,529)	5,463	-	2,254,432
Port area (i)	20	68,007	200,527	-	-	-	268,534
Vehicles	4	91,868	55,616	(7,893)	252	-	139,843
Equipment	6	31,822	7,833	(572)	5,853	-	44,936
Others	20	27,846	-	-	-	-	27,846
		2,287,797	523,220	(86,994)	11,568	-	2,735,591
Accumulated amortization:
Real estate		(256,430)	-	46,282	(697)	(271,130)	(481,975)
Port area (i)		-	-	-	-	(3,962)	(3,962)
Vehicles		(27,492)	-	5,509	232	(41,340)	(63,091)
Equipment		(7,600)	-	572	(1,996)	(10,595)	(19,619)
Others		(15,363)	-	-	-	(1,295)	(16,658)
		(306,885)	-	52,363	(2,461)	(328,322)	(585,305)
Net amount		1,980,912	523,220	(34,631)	9,107	(328,322)	2,150,286

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	-	2,068,320
Port area (i)	-	-	68,007	-	-	-	-	68,007
Others	4	95,097	26,235	(1,981)	27,847	4,272	-	151,470
		1,731,427	402,864	(57,586)	125,890	85,202	-	2,287,797
Accumulated amortization:
Real estate		-	-	6,682	-	36	(262,750)	(256,032)
Others		-	-	442	(14,068)	81	(37,308)	(50,853)
		-	-	7,124	(14,068)	117	(300,058)	(306,885)
Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(i) Refers to the area port lease, which R$ 68,007 was paid by the Company’s subsidiaries in the fourth quarter of 2019 (see Note 34.c).

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Cost of products and services sold	-	-	66,604	48,134
Selling and marketing	-	-	257,846	244,974
General and administrative	4,690	-	3,872	6,950
	4,690	-	328,322	300,058

b. Leases payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2018	-	46,066
Adoption IFRS 16/CPC 06 (R2)	5,799	1,363,803
Interest accrued	200	128,996
Payments	-	(321,716)
Additions and remeasurement	-	334,857
Write-offs	-	(52,129)
Effect of foreign currency exchange rate variation	-	88,796
Balance as of December 31, 2019	5,999	1,588,673
Interest accrued	2,865	144,655
Payments	(6,256)	(360,787)
Additions and remeasurement	3,885	484,121
Write-offs	(171)	(35,381)
Effect of foreign currency exchange rate variation	-	12,007
Assignment of contract (i)	31,612	-
Balance as of December 31, 2020	37,934	1,833,288

Current	4,688	260,189
Non-current	33,246	1,573,099

(i) Assignment of contract of the Company Ultragaz to Ultrapar due implantation of SSC.

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under leases contracts are presented below:

	12/31/2020
	Parent	Consolidated
Up to 1 year	7,733	396,010
From 1 to 2 years	7,733	351,894
From 2 to 3 years	7,128	316,195
From 3 to 4 years	6,763	284,575
From 4 to 5 years	6,763	256,429
More than 5 years	14,015	1,129,281
Total	50,135	2,734,384

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2020	1,147	6,145	-	7,292
12/31/2019	3,474	6,028	‐	9,502

The amount of lease considered as of low value, short term and variable payments, recognized as an expense as of December 31, 2020 was R$ 17,749 (R$ 11,400 as of December 31, 2019).

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. Inflation effect

The effects of inflation are as follows:

Right to use asset, net	Parent	Consolidated
Nominal base	35,062	2,150,286
Inflated base	42,677	2,587,651
	21.7%	20.3%

Lease liability	Parent	Consolidated
Nominal base	37,934	1,833,288
Inflated base	45,548	2,270,653
	20.1%	23.9%

Financial expense	Parent	Consolidated
Nominal base	2,865	144,655
Inflated base	4,069	194,094
	42.0%	34.2%

Amortization expense	Parent	Consolidated
Nominal base	4,690	328,322
Inflated base	5,658	376,946
	20.6%	14.8%

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)
14. Property, plant, and equipment

Balances and changes in PP&E are as follows:

        Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Balance on 12/31/2020
Cost:
Leasehold improvements	9	-	142	-	2,052	2,194
Machinery and equipment	10	-	-	-	82	82
Furniture and utensils	10	-	104	-	398	502
Construction in progress	-	2,532	-	-	(2,532)	-
IT equipment	5	-	13,293	-	-	13,293
		2,532	13,539	-	-	16,071
Accumulated depreciation:
Leasehold improvements		-	-	(178)	-	(178)
Machinery and equipment		-	-	(6)	-	(6)
Furniture and utensils		-	-	(37)	-	(37)
IT equipment		-	-	(1,522)	-	(1,522)
		-	-	(1,743)	-	(1,743)
Net amount		2,532	13,539	(1,743)	-	14,328

(i) Refers to amounts transferred from intangible assets.

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Balance on 12/31/2019
Cost:
Construction in progress	-	-	2,532	-	2,532
		-	2,532	-	2,532
Accumulated depreciation:
Construction in progress		-	-	-	-
		-	-	-	-
Net amount		-	2,532	-	2,532

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

        Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Land	-	667,865	21,300	-	2,113	(14,427)	10,257	687,108
Buildings	32	1,925,946	25,572	-	148,527	(27,210)	81,875	2,154,710
Leasehold improvements	9	1,121,528	28,374	-	89,559	(16,954)	315	1,222,822
Machinery and equipment	13	5,707,721	144,089	-	378,883	(5,554)	273,223	6,498,362
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	90,279	-	133,963	(46,394)	-	3,169,320
LPG tanks and bottles	10	755,460	65,230	-	289	(44,500)	-	776,479
Vehicles	8	320,161	22,495	-	8,363	(40,517)	334	310,836
Furniture and utensils	9	295,604	13,985	-	6,775	(3,694)	4,042	316,712
Construction in progress	-	827,086	506,367	-	(765,785)	(1,167)	14,194	580,695
Advances to suppliers	-	12,544	28,339	-	(6,185)	(56)	-	34,642
Imports in progress	-	250	1,437	-	(822)	-	1	866
IT equipment	5	412,809	32,134	-	539	(2,827)	2,189	444,844
		15,038,446	979,601	-	(3,781)	(203,300)	386,430	16,197,396

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Accumulated depreciation:
Buildings	(793,835)	-	(65,318)	2,376	20,021	(14,641)	(851,397)
Leasehold improvements	(614,379)	-	(80,995)	49	6,252	(88)	(689,161)
Machinery and equipment	(3,231,627)	-	(317,694)	59	4,091	(53,133)	(3,598,304)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(176,404)	(6)	36,335	-	(1,906,953)
LPG tanks and bottles	(425,554)	-	(56,267)	(30)	27,200	-	(454,651)
Vehicles	(139,045)	-	(24,585)	48	19,997	(269)	(143,854)
Furniture and utensils	(171,475)	-	(21,060)	7	2,988	(2,173)	(191,713)
IT equipment	(318,063)	-	(35,080)	122	2,676	(1,911)	(352,256)
	(7,460,856)	-	(777,403)	2,625	119,560	(72,215)	(8,188,289)
Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	910	-	-	639	(11)	(61)
Machinery and equipment	(2,875)	-	-	-	156	(138)	(2,857)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	25	-	(73)
	(4,828)	910	-	-	820	(149)	(3,247)
Net amount	7,572,762	980,511	(777,403)	(1,156)	(82,920)	314,066	8,005,860

(i) Refers to amounts transferred between rubrics and to intangible assets.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/30/2019
Cost:
Land	-	620,879	43,420	-	4,785	(2,017)	1,059	(261)	667,865
Buildings	32	1,801,073	18,117	-	105,861	(4,339)	7,023	(1,789)	1,925,946
Leasehold improvements	10	1,015,640	19,191	-	129,234	(42,552)	15	-	1,121,528
Machinery and equipment	13	5,219,256	131,831	-	365,953	(4,967)	9,596	(13,948)	5,707,721
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	103,288	-	81,038	(57,187)	-	-	2,991,472
LPG tanks and bottles	10	743,016	65,351	-	(6,993)	(45,914)	-	-	755,460
Vehicles	7	308,756	24,686	-	7,564	(20,353)	(394)	(98)	320,161
Furniture and utensils	9	279,016	15,009	-	4,399	(2,665)	198	(353)	295,604
Construction in progress	-	922,799	591,525	-	(695,301)	(108)	8,344	(173)	827,086
Advances to suppliers	-	14,088	7,378	-	(8,921)	-	(1)	-	12,544
Imports in progress	-	41	9,513	-	(9,304)	-	-	-	250
IT equipment	5	395,063	21,771	-	872	(5,249)	352	-	412,809
		14,183,960	1,051,080	-	(20,813)	(185,351)	26,192	(16,622)	15,038,446

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Accumulated depreciation:
Buildings	(743,117)	-	(58,158)	187	4,681	893	1,679	(793,835)
Leasehold improvements	(558,042)	-	(84,664)	2,040	26,291	(4)	‐	(614,379)
Machinery and equipment	(2,969,209)	-	(298,767)	2,983	3,510	16,340	13,516	(3,231,627)
Automotive fuel/lubricant distribution equipment and facilities	(1,657,608)	-	(159,961)	-	50,691	-	-	(1,766,878)
LPG tanks and bottles	(401,056)	-	(57,890)	4,467	28,925	-	-	(425,554)
Vehicles	(123,650)	-	(27,106)	28	11,274	311	98	(139,045)
Furniture and utensils	(155,339)	-	(18,944)	(12)	2,280	204	336	(171,475)
IT equipment	(288,083)	-	(34,782)	50	5,061	(309)	‐	(318,063)
Construction in progress	(6,896,104)	-	(740,272)	9,743	132,713	17,435	15,629	(7,460,856)

Provision for losses:
Advances to suppliers	(83)	(27)	-	-	-	-	-	(110)
Buildings	(306)	-	-	-	-	-	306	-
Land	(827)	-	-	-	-	-	681	(146)
Leasehold improvements	(1,385)	(1,528)	-	-	111	1,203	-	(1,599)
Machinery and equipment	(6,117)	-	-	-	769	1,138	1,335	(2,875)
Automotive fuel/lubricant distribution equipment and facilities	(165)	-	-	-	67	-	-	(98)
Construction in progress	(38)	-	-	-	-	-	38	-
Furniture and utensils	(70)	-	-	-	1	-	69	-
	(8,991)	(1,555)	-	-	948	2,341	2,429	(4,828)
Net amount	7,278,865	1,049,525	(740,272)	(11,070)	(51,690)	45,968	1,436	7,572,762

(i) Refers to amounts transferred to intangible assets, inventories and right to use assets.

(*) Refers to the asset write-offs of Oxiteno Andina in 2019 (see Note 3.b.3 of financial statements filed on CVM on February 19, 2020).

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the financial statements as shown below:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Inventories and cost of products and services sold	-	-	429,984	405,966
Selling and marketing	-	-	297,172	285,671
General and administrative	1,743	-	50,247	48,635
	1,743	-	777,403	740,272

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible assets

Balances and changes in intangible assets are as follows:

        Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Balance on 12/31/2020
Cost:
Goodwill (a)	-	246,163	-	-	246,163
Software (b)	5	-	9,111	-	9,111
		246,163	9,111	-	255,274
Accumulated amortization:
Software		-	-	(1,032)	(1,032)
		-	-	(1,032)	(1,032)
Net amount		246,163	9,111	(1,032)	254,242

(i) Refers to amounts transferred to PP&E.

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Amortization	Transfer	Balance on 12/31/2019
Cost:
Goodwill (a)	-	246,163	-	-	-	246,163
		246,163	-	-	-	246,163
Net amount		246,163	-	-	-	246,163

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

        Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 12/31/2020
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	184,027	-	993	(6,633)	6,130	1,395,046
Technology (c)	-	32,617	-	-	-	-	-	32,617
Commercial property rights	-	7,934	-	-	-	(7,934)	-	-
Distribution rights	10	133,599	-	-	-	-	-	133,599
Brands (d)	-	122,504	-	-	-	-	14,458	136,962
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	1,040	-	-	-	4,758	50,698
Decarbonization credits (f)		-	125,345	-	(1,058)	(124,287)	-	-
		3,191,963	310,412	-	(65)	(138,854)	25,346	3,388,802

Accumulated amortization:
Software		(648,861)	-	(175,144)	-	3,375	(4,394)	(825,024)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(85)	-	6,469	-	-
Distribution rights		(108,932)	-	(4,394)	-	-	-	(113,326)
Trademark rights		(6,119)	-	(2,937)	-	-	-	(9,056)
Others		(32,713)	-	(121)	-	-	(11)	(32,845)
		(835,625)	-	(182,681)	-	9,844	(4,405)	(1,012,867)
Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	-	-	-	465	-	-
		(593,745)	-	-	-	465	-	(593,280)
Net amount		1,762,593	310,412	(182,681)	(65)	(128,545)	20,941	1,782,655

(i) Refers to amounts transferred to PP&E and prepaid expenses.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16 / CPC 06 (R2)	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	-	-	1,525,088
Software (b)	3	1,062,486	-	145,004	-	2,553	(784)	1,551	(281)	1,210,529
Technology (c)	5	32,617	-	-	-	-	-	-	-	32,617
Commercial property rights	10	64,032	(56,114)	3,820	-	(1,401)	(2,403)	-	-	7,934
Distribution rights	6	142,989	-	1,505	-	(10,895)	-	-	-	133,599
Brands (d)	-	120,571	-	-	-	-	-	1,933	-	122,504
Trademark rights (d)	35	114,792	-	-	-	-	-	-	-	114,792
Others (e)	10	43,281	-	1,668	-	(355)	-	306	-	44,900
		3,105,856	(56,114)	151,997	-	(10,098)	(3,187)	3,790	(281)	3,191,963

Accumulated amortization:
Software		(537,438)	-	-	(110,088)	13	(611)	(998)	261	(648,861)
Technology		(32,613)	-	-	(3)	-	-	-	-	(32,616)
Commercial property rights		(23,931)	16,186	-	(848)	(669)	2,878	-	-	(6,384)
Distribution rights		(106,597)	-	-	(6,511)	4,176	-	-	-	(108,932)
Trademark rights		(3,182)	-	-	(2,937)	-	-	-	-	(6,119)
Others		(32,740)	-	-	(105)	136	-	(4)	-	(32,713)
		(736,501)	16,186	-	(120,492)	3,656	2,267	(1,002)	261	(835,625)

Provision for losses and impairment:
Goodwill (a)		-	-	(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		-	-	(465)	-	-	-	-	-	(465)
		-	-	(593,745)	-	-	-	-	-	(593,745)
Net amount		2,369,355	(39,928)	(441,748)	(120,492)	(6,442)	(920)	2,788	(20)	1,762,593

(i) Refers to amounts transferred to PP&E and right to use assets.

(*) Refers to the asset write-offs of Oxiteno Andina in 2019 (see Note 3.b.3 of financial statements filed on CVM on February 19, 2020).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

 The amortization expenses were recognized in the financial statements as shown below:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Inventories and cost of products and services sold	-	-	9,575	11,183
Selling and marketing	-	-	7,825	3,872
General and administrative	1,032	-	165,281	105,437
	1,032	-	182,681	120,492

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2020	12/31/2019
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	(593,280)
Extrafarma – net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583
		931,808	931,808

 (1) Including R$ 246,163 at Ultrapar.

 On December 31, 2020, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2020, the discount and real growth rates used to extrapolate the projections ranged from 8.5% to 11.0% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2021 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of impairment. In the year ended December 31, 2019 recorded an impairment provision in the amount of R$ 593,280 for subsidiary Extrafarma (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 35,718 on December 31, 2020 and R$ 56,472 on December 31, 2019.

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

f. Decarbonisation credits

The decarbonization credits (“CBIO”) acquired are recorded at acquisition cost and are retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

  Parent

Description	12/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 12/31/2020 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (g.5)	1,734,113	1,752,081	DI	105.3	2023
Notes – Ultrapar (h.1)	1,038,499	-	R$ + DI	3.1	2021
Total	2,772,612	1,752,081

Current	1,048,495	28,713
Non-current	1,724,117	1,723,368

  Consolidated

Description	12/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 12/31/2020 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	7,267,687	4,213,662	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,047,644	1,057,407	US$	3.9	2021 to 2023
Financial institutions (e)	312,200	604,741	US$ + LIBOR (1)	1.4	2021
Foreign loan (c.1) (*)	261,284	608,685	US$ + LIBOR (1)	1.0	2022
Financial institutions (e)	154,783	132,417	US$	2.5	2020 to 2022
Advances on foreign exchange contracts	105,579	-	US$	3.7	2021
Financial institutions (e)	39,350	41,164	MX$ (2)	8.4	2021
Foreign loan (c.2)	-	243,837	US$+ LIBOR (1)	-	2020
BNDES (d)	-	208	US$	-	2020
Total foreign currency	9,188,527	6,902,121

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Description	12/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 12/31/2020 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,037,602	2,036,647	DI	95.8	2022 to 2023
Debentures – 6ª issuance (g.5)	1,734,113	1,752,080	DI	105.3	2023
Debentures – Ipiranga (g.1 and g.3)	1,679,036	1,868,612	DI	105.0	2021 to 2022
Notes - Ultrapar (h.1)	1,038,499	-	R$ + DI	3.1	2021
Debentures – CRA (g.2, g.4 and g.6) (*)	1,000,824	941,614	IPCA	4.6	2024 to 2025
Banco do Brasil (f)	407,420	611,276	DI	110.9	2021 to 2022
Bank Credit Bill	50,692	-	R$ + DI	3.5	2021
Debentures – Tequimar (g.7)	92,541	89,278	R$	6.5	2024
FINEP	29,803	41,345	TJLP (3)	1.6	2020 to 2023
BNDES (d)	-	62,578	TJLP (3)	-	2021
Banco do Nordeste do Brasil	-	10,039	R$ (4)	-	2021
FINEP	-	12,820	R$	-	2020 to 2021
BNDES (d)	-	30,392	SELIC (5)	-	2020
BNDES (d)	-	3,913	R$	-	2020 to 2022
FINAME	-	22	TJLP (3)	-	2020 to 2022
Total in Brazilian Reais	8,070,530	7,460,616
Total foreign currency and Brazilian Reais	17,259,057	14,362,737
Currency and interest rate hedging instruments (**)	117,159	29,985
Total	17,376,216	14,392,722
Current	3,255,944	1,117,441
Non-current	14,120,272	13,275,281

(*)	These transactions were designated for hedge accounting (see Note 33.h).
(**)	Accumulated losses (see Note 33.i).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2020, TJLP was fixed at 4.55% p.a.
(4)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2020, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.
(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

	Parent	Consolidated
Balance as of December 31, 2018	1,756,954	15,116,139
New loans and debentures with cash effect	-	2,105,737
Interest accrued	107,802	845,844
Principal payment	-	(2,644,704)
Interest payment	(112,675)	(1,469,780)
Monetary and exchange rate variation	-	296,441
Change in fair value	-	113,060
Balance as of December 31, 2019	1,752,081	14,362,737
New loans and debentures with cash effect	994,996	3,591,624
Interest accrued	94,323	757,161
Principal payment	-	(2,795,002)
Interest payment	(67,788)	(740,853)
Monetary and exchange rate variation	-	2,048,688
Change in fair value	-	34,702
Balance as of December 31, 2020	2,772,612	17,259,057

The long-term consolidated debt had the following principal maturity schedule:

	12/31/2020	12/31/2019
From 1 to 2 years	2,702,626	1,424,775
From 2 to 3 years	3,091,641	3,115,495
From 3 to 4 years	784,778	3,451,988
From 4 to 5 years	231,271	765,263
More than 5 years	7,309,956	4,517,760
	14,120,272	13,275,281

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.i.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

b.  Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 3,897,525 as of December 31, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,598,350 as of December 31, 2020) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,039,340 as of December 31, 2020) in notes in the foreign market maturing in October 2026.

On July 13, 2020, the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, in the amount of US$ 350,000 (equivalent to R$ 1,818,845 as of December 31, 2020) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 779,505 as of December 31, 2020) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 235,000 (equivalent to R$ 1,221,225 as of December 31, 2020). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.1% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	16,877	87,703	-
Jul/2021	60,000	311,802	101.8
Jun/2022	50,000	259,835	105.0
Sep/2023	60,000	311,802	105.0
Sep/2023	65,000	337,786	104.8
Total / average cost	251,877	1,308,928	104.1

 (1) Includes interest, transaction costs and mark to market.

The subsidiary IPP paid off in advance of such financing in the amount of US$ 160,000 in 2020. From the 2020, the subsidiary IPP does not have contracts of foreign loans with covenants.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) contracted a foreign loan in the amount of US$ 60,000 with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. The foreign loan was settled by sudsidiary GPPTC on the maturity date.

d. BNDES

The subsidiaries had financing from BNDES for some of their investments and for working capital.

The subsidiaries paid such loans off in advance in the amount of R$ 39,843 on December 2020.

e. Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 1.4% and maturity as shown below:

Maturity	US$ (thousands)	R$ (thousands)
Charges (1)	3	15
Mar/2021	60,000	312,185
Total	60,003	312,200

 (1) Includes interest.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA paid off in advance of such financing in the amount of US$ 70,000 in 2020. As from the third quarter of 2020, the subsidiary Oxiteno USA does not have the need to maintain the levels of covenants required by these loans.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through December 31, 2020):

Maturity	12/31/2020
May/2021	204,328
May/2022	203,092
Total	407,420

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

g.1. In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2. In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.3. In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

g.4. In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert  Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.5. In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7. In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2020).

Maturity	12/31/2020
Charges (1)	205,533
May/2021	166,670
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,336
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000
Total	6,544,116

 (1) Includes interest, transaction cost and mark to market.

h. Notes

h.1 In April 2020, the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

h.2 In April 2020, the subsidiary IPP made its first public issuance of notes in a single series of 15 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 20,000,000.00
Final maturity:	April 3, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 2.00%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

The subsidiary IPP paid off in advance the notes in November 2020.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 12/31/2020
Debentures (g)	0.2	41,406	-	(13,058)	28,348
Notes in the foreign market (b)	0.1	28,114	13,263	(4,265)	37,112
Notes (h)	0.5	-	6,802	(5,484)	1,318
Banco do Brasil (f)	0.1	770	-	(438)	332
Foreign loans (c)	-	94	-	(94)	-
Others	-	1,382	-	(1,382)	-
Total		71,766	20,065	(24,721)	67,110

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	-	(2,667)	770
Foreign loans (c)	-	331	-	(237)	94
Others	0.2	2,432	-	(1,050)	1,382
Total		76,457	19,134	(23,825)	71,766

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	12,403	9,274	5,318	1,139	214	-	28,348
Notes in the foreign market (b)	4,890	4,893	4,896	4,913	4,903	12,617	37,112
Notes (h)	1,318	-	-	-	-	-	1,318
Banco do Brasil (f)	257	75	-	-	-	-	332
Total	18,868	14,242	10,214	6,052	5,117	12,617	67,110

j. Guarantees

The financings are guaranteed by collateral in the amount of R$ 75,251 as of December 31, 2020 (R$ 73,536 as of December 31, 2019) and by guarantees and promissory notes in the amount of R$ 13,758,033 as of December 31, 2020 (R$ 11,833,294 as of December 31, 2019).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 129,139 as of December 31, 2020 (R$ 293,509 as of December 31, 2019).

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Maximum amount of future payments related to these collaterals	330,944	81,344	-	2,753
Maturities of up to	46 months	60 months	-	4 months
Fair value of collaterals	5,496	1,237	-	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2020, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17. Trade payables

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Domestic suppliers	16,870	2,173	2,306,398	1,800,348
Domestic suppliers – related parties (see Note 8.a.2)	-	-	5,102	96,908
Domestic suppliers – reverse factoring (i)	-	-	1,021,424	262,870
Domestic suppliers – reverse factoring (i) - related parties (see Note 8.a.2)	-	-	61,989	193,080
Foreign suppliers	-	-	307,486	237,618
Foreign suppliers - related parties (see Note 8.a.2)	-	-	126,033	23,604
Foreign suppliers – reverse factoring (i)	-	-	212,220	85,643
	16,870	2,173	4,040,652	2,700,071

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18. Salaries and related charges

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Provisions on salaries	7,886	-	195,286	184,716
Profit sharing, bonus and premium	27,779	-	184,306	133,533
Social charges	5,632	958	73,267	70,228
Others	1,103	-	15,771	17,159
	42,400	958	468,630	405,636

19. Taxes payable (Consolidated)

	12/31/2020	12/31/2019
ICMS	180,522	149,547
PIS and COFINS	13,187	40,676
ISS	38,328	26,986
Value-added tax (IVA) of foreign subsidiaries	27,322	25,619
Others	26,655	27,094
	286,014	269,922

20. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In May 2020, the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, which R$ 11,020 used to deduct the sponsors’ normal contributions. The balance of R$ 36,068 on December 31, 2020 will be used to deduct normal sponsor contributions in an average period between 10 and 70 months depending on the sponsor.

In 2020, the subsidiaries contributed to Ultraprev with R$ 20,505, including the use of the reversion fund of R$ 11,020 (in 2019 the subsidiaries contributed to Ultraprev with R$ 21,357), which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2020 was 7,290 active participants and 361 retired participants. In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2020.

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Health and dental care plan(1)	-	-	200,318	154,142
Indemnification of FGTS	2,527	-	53,952	66,309
Seniority bonus(2)	-	-	16,336	34,485
Life insurance(1)	-	-	14,118	17,931
Total	2,527	-	284,724	272,867

Current	-	-	27,077	28,951
Non-current	2,527	-	257,647	243,916

(1) Only IPP, Tropical and Iconic.

 (2) In September 2020, there was a change in the bonus policy to retirement with reduced benefit.

 The change in the present value of the post-employment benefit obligation is occurred follows:

	Consolidated
	12/31/2020	12/31/2019
Opening balance	272,867	249,815
Current service cost	(13,568)	(10,704)
Interest cost	18,779	21,386
Expense for the year	5,211	10,682
Losses from changes in actuarial assumptions	24,822	44,489
Benefits paid directly by Company and its subsidiaries	(18,969)	(33,510)
Exchange rates from post employment benefits	793	1,391
Ending balance	284,724	272,867

The total of expense in each period is presented below:

	Consolidated
	12/31/2020	12/31/2019
Health and dental care plan	11,127	10,442
Indemnification of FGTS	6,689	(5,818)
Seniority bonus	(13,722)	4,765
Life insurance	1,117	1,293
Total	5,211	10,682

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The main actuarial assumptions used are:

Economic factors	12/31/2020	12/31/2019
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.22	8.79
Average projected salary growth rate	7.07	7.64
Inflation rate (long term)	3.25	3.80
Growth rate of medical services	7.38	7.95

Demographic factors

Mortality Table for the life insurance benefit – CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disabled Mortality Table – RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2020, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	2,559	decrease by 1.0 p.p.	2,857
Medical services growth rate	decrease by 1.0 p.p.	18,391	increase by 1.0 p.p.	23,271

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21. Provision for asset retirement obligation – fuel tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expense with tanks removed	(5,456)
Accretion expense	1,741
Balance as of December 31, 2019	51,242
Additions (new tanks)	163
Expense with tanks removed	(4,306)
Accretion expense	6,336
Balance as of December 31, 2020	53,435

Current	4,267
Non-current	49,168

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provisions and contingencies (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2019	Additions	Reversals	Payments	Interest	Balance on 12/31/2020
IRPJ and CSLL (a.1.1)	541,281	-	(537)	-	7,118	547,862
PIS and COFINS	10,155	-	(10,264)	-	109	-
ICMS	96,472	15,580	-	(4,085)	601	108,568
Civil, environmental and regulatory claims (a.2.1)	85,855	-	(4,070)	(24,199)	186	57,772
Labor litigation (a.3.1)	98,010	6,382	-	(17,083)	3,366	90,675
Others	92,822	-	(254)	-	600	93,168
Total	924,595	21,962	(15,125)	(45,367)	11,980	898,045

Current	40,455					43,660
Non-current	884,140					854,385

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2020	12/31/2019
Tax matters	789,624	753,810
Labor litigation	57,603	71,605
Civil and other	102,569	96,028
Total – non-current assets	949,796	921,443

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for tax matters and social security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 523,136 as of December 31, 2020 (R$ 515,825 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 57,772 as of December 31, 2020 (R$ 85,855 as of December 31, 2019). The subsidiary IPP entered into an agreement in two civil lawsuits that were provisioned for the expected loss in the amount of R$ 27,995 reason why, with the closing of the cases, this provision was written-off in the period.

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 90,675 as of December 31, 2020 (R$ 98,010 as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,236,982 as of December 31, 2020 (R$ 2,840,086 as of December 31, 2019).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,419,000 as of December 31, 2020 (R$ 2,028,159 as of December 31, 2019), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 176,390 as of December 31, 2020 (R$ 173,738 as of December 31, 2019).

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 958,134 as of December 31, 2020 (R$ 836,822 as of December 31, 2019). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 300,707 as of December 31, 2020 (R$ 319,849 as of December 31, 2019), of which R$ 92,687 (R$ 126,772 as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 98,157 as of December 31, 2020 (R$ 92,567 as of December 31, 2019); of conditioned fruition of fiscal incentive in the amount of R$ 119,894 as of September 30, 2020 (R$ 117,753 as of December 31, 2019); and inventory differences in the amount of R$ 269,581 as of December 31, 2020 (R$ 172,736 as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 709,338 as of December 31, 2020 (R$ 699,360 as of December 31, 2019), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 212,350 as of December 31, 2020 (R$ 208,449 as of December 31, 2019), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 561,713, totaling 2,840  lawsuits as of December 31, 2020 (R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,895 as of December 31, 2020 (R$ 33,603 as of December 31, 2019). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. The process related to the anti-competitive acts of Joinville, established in October 2015, is under judgment (until now two favorable votes and one unfavorable vote have been pronounced) while the lawsuit related to the Distrito Federal, from an administrative inquiry initiated in May 2012, which was converted into an administrative proceeding in June 2020, is in the stage of presentation of defense. Besides these, in April, 2019, IPP received an administrative fine in the amount of R$ 40,693, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, there was an option for the judicial discussion of the assessment and penalty applied, which has as last relevant movement the presentation of a reply by IPP, and it is certain that a decision has already been issued granting protection to suspend the enforceability of the fine. Management did not recognize a provision for these contingencies, supported by the opinion of external legal counsel that classified the probability of loss as remote.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of December 31, 2020, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 4,428 (R$ 11,403 as of December 31, 2019). On December 31 and December 31, 2019, there were not extrajudicial lawsuits.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 256,269, totaling 1,306 lawsuits as of December 31, 2020 (R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019), mainly represented by:

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.3.1 The Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A. and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed, in 1990, collective lawsuits against the subsidiaries, demanding the compliance of the fourth section of the collective labor agreement 1989/1990 (CCT 1989/1990), which provided for a salary, adjustment in lieu of the salary policies practiced. The collective actions against the subsidiaries, which have already become final, were judged in a favorable way to Oxiteno Nordeste and EMCA. At the same time, in 1990, there was the proposal for a collective agreement of, which appeared in the collective action, the Union of Employees and the Union of Companies (SINPEQ), discussing the same object (validity of the fourth clause of CCT 1989/1990). This action that transit judged only in October 2019, and remained unfavorable to SINPEQ, having the STF declared valid the fourth clause. During the process of collective agreement between the Unions, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno Nordeste and, in 2017, EMCA, because these companies did not sign the agreement of 2010 with Sindiquímica. In addition to collective actions, individual claims containing the same object have been filed. In all the ongoing lawsuits whose object is the fourth clause, all applicable legal measures have been taken to defend companies and there are not new final decisions in addition to those judged in favor of companies in the 1990s.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 101,663 (R$ 5,423 as of December 31, 2019) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 102,777 as of December 31, 2020 (R$ 188,073 as of December 31, 2019. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d. Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries of the Company have actions aimed at obtaining this right, as long as applicable. The subsidiaries Oxiteno S.A., Extrafarma, Tequimar and Tropical have final and unappealable decision, and management confirmed the respective subsidies to prove the amounts to be refunded and recorded in results (see Note 7.a.3). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R$ 215,365 until December 31, 2020 (R$ 141,618 as of December 31, 2019). The amounts to be recovered from the other subsidiaries will be recognized to the extent that there are both the final and unappealable decision of the individual action and confirmation of the evidences.

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company's management emphasizes that it is possible for the STF to modulate the effects of its judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company's management will assess the impact on the claims of its subsidiaries, which may result in a reduction in the claimed tax credits.
23. Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2020	12/31/2019
‘am/pm’ and Jet Oil franchising upfront fee (a)	814	956
Loyalty program “Km de Vantagens” (b)	15,424	25,096
Loyalty program “Clube Extrafarma” (b)	2,044	1,574
Total current	18,282	27,626

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and, on December 31, 2020, had 58 stores with initial deferred franchising upfront fee (63 stores as of December 31, 2019). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network and, on December 31, 2020 had 45 stores with initial deferred franchising upfront fee (46 stores as of December 31, 2019). For more information on the deferred revenue from the franchising upfront fee, see Note 2.a.

b. Loyalty programs

Subsidiary Ipiranga participates in a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

On February 19 and August 12, 2020, the Company’s Board of Directors confirmed the issuance of, respectively, 2,108,542 and 86,978 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 574,648 shares linked to the subscription warrants – indemnification were canceled and not issued. Also, 3,641,075 shares were retained, linked to subscription warrants – indemnification, which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively. On December 31, 2020, the maximum number of shares, which may be issued in the future, linked to the subscription warrants – indemnification, is up to 3,641,075 shares, totaling R$ 86,439.

On February 24, 2021, the CA confirmed the issuance of 70,939 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 35.b.

25. Equity

a. Share capital

On December 31, 2020, the subscribed and paid-in capital stock consists of 1,115,005,712 (1,112.810,192 as of December 31, 2019) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2020, on B3 was R$ 23.74 (R$ 25.48 as of December 31, 2019).

As of December 31, 2020, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. On February 19 and August 12, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 and 86,978 common shares due to the partial exercise of the rights conferred by the subscription warrants – indemnification. For more information on the partial issue, see note 24. On February 24, 2021, the CA confirmed the issuance of 70,939 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 35.b.

As of December 31, 2020, there were 47,413,094 common shares outstanding abroad in the form of ADRs (46,518,315 shares as of December 31, 2019).

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of December 31, 2020 24,739,626 common shares were held in the Company's treasury, acquired at an average cost of R$ 19.77 (26,780,298 as of December 31, 2019).

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19 and August 12, 2020, there was an increase in the reserve in the amount of R$ 53,072 and R$ 1,691, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

e.  Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55. b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,658,265 as of December 31, 2020 (R$ 3,290,073 as of December 31, 2019).

g.  Valuation adjustments and cumulative translation adjustments

g.1 Valuation adjustments

(i)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.
(ii)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.
(iii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.
(iv)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	‐	‐	(76,001)
IRPJ and CSLL on fair value	23,683	‐	‐	‐	23,683
Actuarial loss of post-employment benefits	‐	‐	(41,794)	‐	(41,794)
Income and social contribution taxes on actuarial losses	‐	‐	11,784	‐	11,784
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(477,570)	64	-	-	(477,507)
IRPJ and CSLL on fair value	164,425	-	-	-	164,425
Actuarial loss of post-employment benefits	-	-	(7,725)	-	(7,724)
Income and social contribution taxes on actuarial losses	-	-	2,133	-	2,133
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	12/31/2020	12/31/2019
Initial balance	102,427	65,857
Currency translation adjustment of foreign subsidiaries	202,277	46,330
Effect of foreign currency exchange rate variation on financial instruments	(110,770)	(14,788)
IRPJ and CSLL on exchange variation	37,662	5,028
Final balance	231,596	102,427

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Dividends and allocation of net income

The shareholders of the Company is entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable that refers of the exercise of 2019, the amount of which on as of December 31, 2019 totaled R$ 261,470 (R$ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and were paid as of March 06, 2020. The proposed dividends payable that refers of the exercise of 2020, the amount of which on as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and will be paid from March 12, 2021 onwards.

The management proposal for the allocation of net income for 2020 and for distribution of dividends is as follow:

12/31/2020
Allocation of net income
Net income for the period attributable to shareholders of Ultrapar	893,383
Legal reserve (5% of the net income)	44,669
Adjusted net income (basis for dividends)	848,714
Minimum mandatory dividends for the period (50% of the adjusted net income)	424,357
Additional dividends to minimum mandatory dividends	55,391
Legal reserve (5% of the net income)	44,669
Investments statutory reserve	368,966
Total allocation of net income	893,383
Allocation of dividends
Minimum mandatory dividends for the period (50% of the adjusted net income)	424,357
Additional dividends to minimum mandatory dividends	55,391
Total allocation (R$ 0.44 per share)	479,748

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2019	14,689	16,694
Provisions	685,827	710,206
Payments	(261,422)	(284,767)
Balance as of December 31, 2020	439,094	442,133

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26. Net revenue from sale and services (Consolidated)

	12/31/2020	12/31/2019
Gross revenue from sale	86,754,003	94,296,759
Gross revenue from services	929,304	869,084
Sales taxes	(4,291,081)	(4,031,295)
Discounts and sales returns	(1,871,825)	(1,494,814)
Amortization of contractual assets with customers (see Note 11)	(289,436)	(355,250)
Deferred revenue (see Note 23)	10,137	13,491
Net revenue from sales and services	81,241,102	89,297,975

27. Expenses by nature

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Raw materials and materials for use and consumption	-	-	73,933,944	81,819,820
Personnel expenses	153,338	11,566	2,275,115	2,415,581
Freight and storage	-	-	1,424,753	1,170,870
Depreciation and amortization	2,775	-	938,841	844,647
Amortization of right to use assets	4,690	-	328,322	300,058
Advertising and marketing	312	13	153,057	206,103
Services provided by third parties	40,030	13,040	357,195	322,589
Other expenses	19,885	3,979	301,417	444,078
Allocation of SSC/Holding expenses	(221,030)	(28,598)	-	-
Total	-	-	79,712,644	87,523,746
Classified as:
Cost of products and services sold	-	-	75,628,214	83,187,109
Selling and marketing	-	-	2,547,850	2,610,384
General and administrative	-	-	1,536,580	1,726,253
Total	-	-	79,712,644	87,523,746

28. Gain (loss) on disposal of PP&E and intangibles and impairment (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. In 2020 the gain was R$ 76,150 (loss of R$ 30,019 in 2019), represented primarily from sale of PP&E. In 2019 the impairment tests identified the need to recognize a loss in the amount of R$ 593,280 for Extrafarma's goodwill.

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income, net (Consolidated)

	12/31/2020	12/31/2019
Commercial partnerships (1)	24,367	40,816
Merchandising (2)	29,672	44,396
Loyalty program (3)	145	12,943
Ultracargo – fire accident in Santos (4)	-	(3,733)
Extraordinary tax credits (5)	292,977	144,949
Conduct adjustment commitment – Tequimar (6)	-	(65,539)
Provision for decarbonization obligation (7)	(124,287)	-
Others	(1,480)	5,793
Other operating income, net	221,394	179,625

(1) Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4) For more information about the fire accident in Ultracargo, see Note 22.b.2.4.

(5) Refers substantially to Oxiteno S.A., Ipiranga, Oleoquímica, EMCA, Tequimar and Tropical PIS and COFINS credits (see Note 7.a.2), and 2019 substantially to Extrafarma, Ipiranga and Iconic credits.

(6) For more information, see Note 22.b.2.4.

(7) Refers to the obligation adopted by the Brazilian National Biofuels Policy – RenovaBio (implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy) to set decarbonization targets for its sector.

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30. Financial income (Expense)

	Parent		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Financial income:
Interest on financial investments	42,749	73,201	135,502	302,793
Interest from customers	-	-	134,001	138,462
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	-	-	242,661	11,146
Other financial income	273	-	15,546	4,888
	43,022	73,201	527,710	457,289
Financial expenses:
Interest on loans	(43,503)	-	(372,017)	(388,897)
Interest on debentures	(53,960)	(111,732)	(321,654)	(482,361)
Interest on leases payable	(4,238)	(200)	(147,687)	(132,994)
Bank charges, financial transactions tax, and other charges	(1,853)	(2,692)	(79,882)	(62,687)
Exchange variation, net of gains and losses with derivative financial instruments	-	25	158,007	134,544
Changes in subscription warranty – indemnification (see Note 24)	(17,353)	(7,760)	(17,353)	(7,760)
Interest of provisions, net, and other financial	-	-	(16,498)	(23,988)
	(120,907)	(122,359)	(797,084)	(964,143)
Financial income (expense)	(77,885)	(49,158)	(269,374)	(506,854)

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 8.c and 24, respectively.

	12/31/2020	12/31/2019
Basic earnings per share
Net income for the year of the Company	893,383	373,526
Weighted average shares outstanding (in thousands)	1,087,050	1,086,642
Basic earnings per share – R$	0.8218	0.3437
Diluted earnings per share
Net income for the year of the Company	893,383	373,526
Weighted average shares outstanding (in thousands), including dilution effects	1,093,478	1,092,826
Diluted earnings per share – R$	0.8170	0.3418
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,087,050	1,086,642
Dilution effect
Subscription warrants – indemnification	3,570	3,570
Deferred stock plan	2,858	2,614
Weighted average shares outstanding for diluted per share	1,093,478	1,092,826

Earnings per share were adjusted retrospectively by the issue of 2,195,520 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24 and by the issue of 70,939 common shares disclosed in note 35.b.

32. Segment information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	12/31/2020	12/31/2019
Net revenue from sales and services:
Ultragaz	7,408,342	7,094,823
Ipiranga	66,133,035	75,452,481
Oxiteno	5,210,704	4,254,237
Ultracargo	644,177	540,758
Extrafarma	1,988,411	2,060,568
Abastece Aí	17,223	-
	81,401,892	89,402,867
Others (1)	48,325	44,770
Intersegment sales	(209,115)	(149,662)
Total	81,241,102	89,297,975
Intersegment sales:
Ultragaz	4,710	3,794
Ipiranga	207	535
Oxiteno	16,069	22,265
Ultracargo	139,452	78,390
	160,438	104,984
Others (1)	48,677	44,678
Total	209,115	149,662
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,403,632	7,091,029
Ipiranga	66,132,828	75,451,946
Oxiteno	5,194,635	4,231,971
Ultracargo	504,725	462,368
Extrafarma	1,988,411	2,060,569
Abastece Aí	17,223	-
	81,241,454	89,297,883
Others (1)	(352)	92
Total	81,241,102	89,297,975
Operating income (expense):
Ultragaz	494,213	368,975
Ipiranga	915,432	1,674,439
Oxiteno	355,852	(12,833)
Ultracargo	251,759	83,171
Extrafarma	(69,672)	(720,252)
Abastece Aí	(28,966)	-
Holding (2)	(107,451)	(96,432)
	1,811,167	1,297,068
Others (1)	888	3,484
Total	1,812,055	1,300,552

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020	12/31/2019
Share of profit (loss) of joint ventures and associates:
Ultragaz	(53)	(5)
Ipiranga	(932)	1,790
Oxiteno	402	532
Ultracargo	392	1,370
	(191)	3,687
Others (3)	(43,426)	(15,832)
Total	(43,617)	(12,145)
Income before financial result, income and social contribution taxes	1,768,438	1,288,407
Financial result, net	(269,374)	(506,854)
Income before income and social contribution taxes	1,499,064	781,553
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	309,083	249,784
Ipiranga	338,848	370,864
Oxiteno	210,144	255,016
Ultracargo	218,898	217,377
Extrafarma	39,824	89,850
Abastece Aí	15,434	-
	1,132,231	1,182,891
Others (1)	32,437	20,186
Total additions to PP&E and intangible assets (see Notes 14 and 15)	1,164,668	1,203,077
Asset retirement obligation – fuel tanks (see Note 21)	(163)	(290)
Provision for demobilization of machinery and equipment	(375)	-
Capitalized borrowing costs	(13,316)	(30,748)
Total investments in PP&E and intangible assets (cash flow)	1,150,814	1,172,039
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	543,382	330,068
Ultragaz	5,703	-
Total	549,085	330,068

109

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020	12/31/2019
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	192,241	186,221
Ipiranga	314,511	290,747
Oxiteno	260,780	212,328
Ultracargo	65,838	59,618
Extrafarma	82,530	80,550
Abastece Aí	4,053	-
	919,953	829,464
Others (1)	18,888	15,183
Total	938,841	844,647
Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	287,800	355,055
Ultragaz	1,636	195
Total	289,436	355,250
Amortization of right to use assets:
Ultragaz	41,015	31,264
Ipiranga	177,039	164,543
Oxiteno	14,283	9,676
Ultracargo	19,482	20,673
Extrafarma	71,369	73,774
Abastece Aí	40	-
	323,228	299,930
Others (1)	5,094	128
Total	328,322	300,058

	12/31/2020	12/31/2019
Total assets (excluding intersegment account balances):
Ultragaz	2,927,061	2,998,623
Ipiranga	18,761,207	16,278,320
Oxiteno	8,892,850	7,453,476
Ultracargo	2,197,675	1,871,799
Extrafarma	1,845,038	2,060,182
Abastece Aí	85,787	-
	34,709,618	30,662,400
Others (1)	1,540,544	533,072
Total	36,250,162	31,195,472

(1) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2) Expenses related to Ultrapar’s holding structure, including the Presidency, Financial board, CA and CF, advisory comittees to the CA and Human Capital board and Risks, Compliance and Audit.

(3) Includes the share of profit (loss) in the joint ventures ConectCar and RPR.

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2020	12/31/2019
United States of America	1,152,876	909,787
Mexico	163,042	124,809
Uruguay	90,347	74,732
	1,406,265	1,109,328

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2020	12/31/2019
Net revenue from sale and services:
Brazil	79,364,726	87,927,198
Mexico	239,968	220,021
Uruguay	59,606	41,648
Other Latin American countries	647,469	418,368
United States of America and Canada	590,926	437,669
Far East	91,428	74,093
Europe	151,150	118,917
Other	95,829	60,061
Total	81,241,102	89,297,975

Sales to the foreign market are made substantially by the Oxiteno.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

33. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments – governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CA of Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	12/31/2020	12/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,413,276	455,620
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	307,829	213,544
Other assets	1,767,626	1,445,022
	3,488,731	2,114,186
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(9,246,707)	(6,895,052)
Payables arising from imports, net of advances to foreign suppliers	(633,013)	(344,523)
	(9,879,720)	(7,239,575)
Foreign currency hedging instruments	4,837,554	3,636,418
Net liability position – total	(1,553,435)	(1,488,971)
Net asset (liability) position – income statement effect	186,306	452,178
Net liability position – equity effect	(1,739,741)	(1,941,149)

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,553,435 in foreign currency as of December 31, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	18,631	46,577	93,153
(2) Equity effect		(173,974)	(434,935)	(869,871)
(1) + (2)	Net effect	(155,343)	(388,358)	(776,718)
(3) Income statement effect	Real appreciation	(18,631)	(46,577)	(93,153)
(4) Equity effect		173,974	434,935	869,871
(3) + (4)	Net effect	155,343	388,358	776,718

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,488,971 in foreign currency as of December 31, 2019:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	45,218	113,045	226,089
(2) Equity effect		(194,115)	(485,287)	(970,575)
(1) + (2)	Net effect	(148,897)	(372,242)	(744,486)
(3) Income statement effect	Real appreciation	(45,218)	(113,045)	(226,089)
(4) Equity effect		194,115	485,287	970,575
(3) + (4)	Net effect	148,897	372,242	744,486

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	12/31/2020	12/31/2019
DI
Cash equivalents	4.a	2,241,852	1,780,939
Financial investments	4.b	3,749,852	2,610,686
Asset position of foreign exchange hedging instruments – DI	33.g	-	19,323
Loans and debentures	16.a	(6,947,362)	(6,268,615)
Liability position of foreign exchange hedging instruments – DI	33.g	(2,124,146)	(3,318,289)
Liability position of fixed interest instruments + IPCA – DI	33.g	(2,203,705)	(821,902)
Net liability position in DI		(5,283,509)	(5,997,858)
TJLP
Loans –TJLP	16.a	(29,803)	(103,945)
Net liability position in TJLP		(29,803)	(103,945)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	260,958	850,307
Loans – LIBOR	16.a	(573,484)	(1,457,263)
Net liability position in LIBOR		(312,526)	(606,956)
SELIC
Loans – SELIC	16.a	-	(30,392)
Net liability position in SELIC		-	(30,392)
Total net liability position exposed to floating interest		(5,625,838)	(6,739,151)

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		12/31/2020
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	13,175	32,937	65,875
Interest effect on debt in DI	Increase in DI	(19,674)	(49,184)	(98,368)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1,137)	(11,934)	(29,929)
Incremental expenses		(7,636)	(28,181)	(62,422)
Interest effect on debt in TJLP	Increase in TJLP	(301)	(752)	(1,503)
Incremental expenses		(301)	(752)	(1,503)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	528	1,320	2,640
Interest effect on debt in LIBOR	Increase in LIBOR	(1,410)	(3,525)	(7,050)
Incremental expenses		(882)	(2,205)	(4,410)
Interest effect on debt in SELIC	Increase in SELIC	(41)	(102)	(203)
Incremental expenses		(41)	(102)	(203)

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

		12/31/2019
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	29,304	73,261	146,522
Foreign exchange hedging instruments (assets in DI)	Increase in DI	55	137	274
Interest effect on debt in DI	Increase in DI	(44,469)	(111,173)	(222,345)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39,175)	(85,571)	(162,897)
Incremental expenses		(54,285)	(123,346)	(238,446)
Interest effect on debt in TJLP	Increase in TJLP	(1,213)	(3,033)	(6,065)
Incremental expenses		(1,213)	(3,033)	(6,065)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,722	4,305	8,609
Interest effect on debt in LIBOR	Increase in LIBOR	(3,551)	(8,876)	(17,753)
Incremental expenses		(1,829)	(4,571)	(9,144)
Interest effect on debt in SELIC	Increase in SELIC	(251)	(628)	(1,257)
Incremental expenses		(251)	(628)	(1,257)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	12/31/2020	12/31/2019
AAA	8,190,428	4,906,077
AA	317,894	331,512
A	163,838	418,020
BBB	-	56,488
Total	8,672,160	5,712,097

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	12/31/2020	12/31/2019
Ipiranga	447,389	447,235
Ultragaz	113,621	94,985
Oxiteno	16,430	13,252
Extrafarma	73	3,419
Ultracargo	1,594	2,001
Total	579,107	560,892

The table below presents information about credit risk exposure:

	12/31/2020			12/31/2019
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.2%	3,751,067	44,091	1.3%	3,843,803	50,198
less than 30 days	2.2%	134,836	2,939	2.1%	185,612	3,975
31-60 days	8.2%	43,207	3,563	7.1%	37,801	2,688
61-90 days	10.9%	42,589	4,630	20.4%	24,861	5,062
91-180 days	36.8%	76,158	28,062	41.8%	91,633	38,337
more than 180 days	55.7%	890,756	495,822	53.1%	867,618	460,632
		4,938,613	579,107		5,051,328	560,892

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	12/31/2020	12/31/2019
Brazil	568,461	550,928
Mexico	-	1,123
Uruguay	76	267
Other Latin American countries	271	561
United States of America and Canada	1,146	889
Europe	9,120	7,075
Others	33	49
	579,107	560,892

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

1

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at December 31, 2020:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value
	Position	Product	Maturity	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
								R$ thousands	R$ thousands
Term	Sold	Heating Oil	jan-21	108,429	76,950	42,399	40,529	(563)	(2,378)
Term	Sold	RBOB	-	-	64,867	-	29,243	-	1,107
								(563)	(1,271)

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totaled R$ 3,620,550, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment for 2021 totaled R$ 1,890,763. On December 31, 2020, the Company and its subsidiaries had R$ 7,694,752 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2020 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,131,159	3,620,550	6,716,208	1,695,276	8,099,125
Currency and interest rate hedging instruments (3)	472,647	133,092	88,918	106,885	143,752
Trade payables	4,040,652	4,040,652	-	-	-
Leases payable	2,734,384	396,010	668,089	541,004	1,129,281

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 2.29% to 2021, 3.74% to 2022 and 4.84% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 4.86 in 2021, R$ 4.33 in 2022, R$ 4.17 in 2023, R$ 4.20 in 2024, R$ 4.22 in 2025, R$ 4.24 in 2026, R$ 4.26 in 2027, R$ 4.28 in 2028 and R$ 4.30 in 2029; (iii) TJLP of 4.39%; (iv) IGP-M of 4.79% in 2021, 4.02% in 2022, 3.25% as from 2023; (v) IPCA of 3.6% in 2021, 3.3% in 2022, 3.0% as from 2023 (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 31, 2020 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2020. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			12/31/2020	12/31/2019	12/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 4.58%	103.9% DI	nov-23	33.h.1	USD 185,000	USD 245,000	298,889	69,298
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.0% DI	jun-22	33.h.1	USD 50,000	USD 150,000	94,782	74,970
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	dec-25	33.h.1	R$ 806,054	R$ 806,054	203,837	144,123
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	3,498	584
Term	Firm commitments	BRL	Heating Oil / RBOB	jan-21	33.h.1	USD 42,399	-	(563)	-
NDF	Firm commitments	BRL	USD	jan-21	33.h.1	USD 23,124	-	(733)	-
Zero Cost Collar	Operating margin	Put USD 3.86	Call USD 4.33	-	33.h.2	-	USD 60,000	-	(121)
								599,710	288,854

123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		12/31/2020	12/31/2019	12/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 853,000	519,260	353,451
NDF	Firm commitments	BRL	USD	may-21	USD 378,550	USD 71,600	(112,152)	(1,080)
Interest rate swap	Debt	1.9%	100% DI	jan-21	R$ 1,300,000	-	(5)	-
Foreign exchange swap	Debt	LIBOR-3M + 2.0%	105.9% DI	-	-	USD 60,000	-	48,535
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	-	-	USD 17,896	-	(2,203)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	-	-	USD 4,680	-	612
Term	Firm commitments	BRL	Heating Oil / RBOB	-	-	USD 56,000	-	(1,271)
							407,103	398,044

 (1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2020	12/31/2019
Notional amount – US$	235,000	395,000
Result of hedging instruments – gain/(loss) – R$	574,378	79,466
Fair value adjustment of debt – R$	(13,131)	(36,764)
Financial expense in the statements of profit or loss – R$	(597,735)	(130,320)
Average effective cost – DI %	104.1	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	12/31/2020	12/31/2019
Notional amount – US$	806,054	806,054
Result of hedging instruments – gain/(loss) – R$	67,446	72,957
Fair value adjustment of debt – R$	(18,446)	(76,992)
Financial expense in the statements of profit or loss – R$	(99,555)	(68,054)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

In thousands, except the DI %	12/31/2020	12/31/2019
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	6,528	584
Fair value adjustment of debt – R$	3,250	(208)
Financial expense in the statements of profit or loss – R$	(8,968)	(377)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.g.7.

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary Ipiranga realizes these operations with over-the-counter derivatives that are designated in a hedge accouting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	12/31/2020	12/31/2019
Notional amount – US$	65,523	-
Result of hedging instruments – gain/(loss) – R$	(87,448)	-
Fair value adjustment of inventories – R$	18,468	-

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 468,215 (US$ 550,000 on December 31, 2019). On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 315,403 (loss of R$ 293,277 on December 31, 2019), net of deferred IRPJ and CSLL.

On December 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) have not been renewed and did not have balance (US$ 60,000 on December 31, 2019) or loss recognized in “Other comprehensive income” (loss of R$ 74 on December 31, 2019).

126

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2019).On December 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 73,108 (loss of R$ 55,682 on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	12/31/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	497,210	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(330,999)	80
c – Interest rate swaps in R$ (iii)	58,131	-
d – Non-derivative financial instruments (iv)	(919,219)	(737,471)
Total	(694,877)	(737,391)

	12/31/2019	12/31/2019
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	230,000	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(1,667)	(80)
c – Interest rate swaps in R$ (iii)	(4,035)	-
d – Non-derivative financial instruments (iv)	(262,098)	(348,959)
Total	(37,800)	(349,039)

(i) Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv) Considers the results of notes in the foreign market (for further information see Note 16.b).

127

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2020		12/31/2019
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	405,081	284,992	284,992
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	2,241,852	1,780,939	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	49,448	49,448
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	1,937,967	1,937,967
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	31,315	595,816	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	75,251	75,251	76,904	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	1,278,940	303,417	303,417
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	981,874	682,615	682,615
Trade Receivables	Measured at amortized cost	5.a	3,391,122	3,369,766	3,689,500	3,663,247
Reseller Financing	Measured at amortized cost	5.b	968,384	965,645	800,936	839,090
Total			13,031,666	13,007,571	10,202,534	10,214,435
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	1,308,928	1,666,092	1,666,092
Financing	Measured at amortized cost	16.a	9,406,013	10,186,947	6,008,414	7,268,742
Debentures	Measured at amortized cost	16.a	5,450,751	5,363,621	5,657,339	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	1,093,365	1,030,892	1,030,891
Leases payable	Measured at amortized cost	13	1,833,288	1,833,288	1,588,673	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	117,159	29,985	29,985
Trade payables	Measured at amortized cost	17	4,040,652	4,008,457	2,700,071	2,678,808
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	86,439	86,439	130,657	130,657
Total			23,336,595	23,998,204	18,812,123	19,997,517

128

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

  The fair value of cash and bank deposit balances are identical to their carrying values.

  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 16.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

129

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

130

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	405,081	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	-	31,315
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	75,251	-	75,251
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	5.a	3,369,766	-	3,369,766
Reseller Financing	Measured at amortized cost	5.b	965,645	-	965,645
Total			13,007,571	4,093,173	8,914,398
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	16.a	10,186,947	8,049,976	2,136,971
Debentures	Measured at amortized cost	16.a	5,363,621	-	5,363,621
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	13	1,833,288	-	1,833,288
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	-	117,159
Trade payables	Measured at amortized cost	17	4,008,457	-	4,008,457
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	86,439	-	86,439
Total			23,998,204	8,049,976	15,948,228

131

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	284,992	284,992	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	-	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	-	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	-	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	-	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	-	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	-	839,090
Total			10,214,435	2,291,392	7,923,043
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	-	1,666,092
Financing	Measured at amortized cost	16.a	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16.a	5,603,669	-	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,030,891	-	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	-	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	29,985	-	29,985
Trade payables	Measured at amortized cost	17	2,678,808	-	2,678,808
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	130,657	-	130,657
Total			19,997,517	4,587,932	15,409,585

 (1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

132

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments,  the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2020 and December 31, 2019, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.23 (R$ 5.76 as of December 31, 2019) in the base scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the base scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2020 and December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,013,826	1,522,343	2,030,860
(2) Debts / firm commitments in dollars		(1,013,824)	(1,522,330)	(2,030,835)
(1)+(2)	Net effect	2	13	25
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	59	17,877	35,694
(4) Gross margin of Oxiteno/Ipiranga		(59)	(17,877)	(35,694)
(3)+(4)	Net effect	-	-	-

133

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	700,499	1,668,202	2,635,905
(2) Debts / firm commitments in dollars		(700,465)	(1,668,031)	(2,635,596)
(1)+(2)	Net effect	34	172	309
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	376	62,559	124,742
(4) Gross margin of Oxiteno		(376)	(62,559)	(124,742)
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	-	42,101	102,917
(6) Gross margin of Oxiteno		-	(42,101)	(102,917)
(5)+(6)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2020 and December 31, 2019, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2020 for each of the swap and debt (hedged item) maturities, to determine the base scenario. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the base scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(39,412)	(230,705)	(187,597)
(2) Fixed rate debt		39,412	230,705	187,597
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt		195,123	137,260	74,027
(1)+(2)	Net effect	-	-	-

134

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2020 and December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the base scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2020 and December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	551,794	1,103,589
(2) Gross margin from Ipiranga		-	(551,794)	(1,103,589)
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga		(100,542)	(1,490,893)	(2,881,245)
(1)+(2)	Net effect	-	-	-

34. Commitments (Consolidated)

a. Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	397,000 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2020, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.78 per m³ for Itaqui. According to contractual conditions and tolerances, there are not material pending issues regarding the minimum purchase limitsof the contract.

135

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

136

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 5,935 million as of 12/31/2020)
Ipiranga	R$ 1,530
Ultracargo	R$ 1,000
Ultragaz	R$ 272
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 250 million (equivalent to R$ 1,299 million as of December 31, 2020), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 416 million as of December 31, 2020), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation, cyber risks and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

137

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (not reviewed) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (not reviewed) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million (not reviewed) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

35. Subsequent events

a. Clarifications on the cyber incident

The Company suffered on January 11, 2021 a cyber incident of the type ransomware in its information technology environment.

As a precautionary measure, the Company interrupted its systems, partially affecting, for a short period of time, the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, with caution and security, according with the priority and relevance of each affected process. Until the issuance of these financial statements, all the critical information systems of the Company and its subsidiaries are in full operation.

During the ongoing investigations, the Company identified the unauthorized copy and disclosure of certain data and is investiganting the amount of exfiltrated and/or disclosed information, as well as the existence of impacts to its businesses and third parties, in order to adopt the appropriate measures.

According to the assessment made to this date, the Company does not expect material effects on its results due to this incident. The Company has a specific insurance policy for cyber incidents, which has already been duly activated.

b. Issuance of Extrafarma subscription bonus shares

On February 24, 2021, the Company’s Board of Directors confirmed the issuance of 70,939 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,076,651 common shares, all of which are registered and without par value.

138

ANNUAL REPORT OF THE AUDIT AND RISK COMMITTEE

THE COMMITTEE'S DUTIES

The Ultrapar Audit and Risk Committee is a permanent statutory advisory body directly linked to the Board of Directors, with operational independence and own budget, and subject to applicable laws and regulations, in particular the Regulation of the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, the Company's Bylaws and its Internal Regulations.

According to the Bylaws, the Committee aims to assist the Board of Directors in overseeing (1) the integrity and quality of the Company's financial statements, (2) the Company's compliance with the legal and regulatory requirements, (3) the qualifications and independence of the independent auditor, (4) the performance of the functions of the Company's internal audit and independent auditors, and (5) the Company's risk management.

The Ultrapar Audit and Risks Committee currently has three independent members of the Board of Directors and one independent external member, who is the Committee Coordinator.

The Committee provides its opinion on the hiring and dismissal of independent auditors and advises the Board of Directors in the supervision of its activities, qualifications and independence, evaluating and previously approving the provision of services permitted by law that are not related to the audit. KPMG Auditores Independentes is the company currently responsible for the annual audit of the financial statements, their quarterly reviews and the assessment of the structure of internal controls applicable to the preparation of the financial statements in order to comply with the rules of the Brazilian Securities Commission (CVM - Comissão de Valores Imobiliários) and B3 – Brasil, Bolsa, Balcão, in Brazil,  and the SEC - Security Exchange Commission and NYSE - New York Stock Exchange, in the United States of America, including in relation to compliance with the requirements of the Sarbanes-Oxley Act. The Committee is responsible for reviewing, together with the independent auditors, the quality and integrity of the financial statements, and reporting the relevant issues to the Board of Directors.

The Committee is responsible for following-up the activities of the Risk, Compliance and Audit Executive Board, evaluating its structure, procedures and effectiveness of the internal audit. The Committee shall review, together with the Board of Directors, its performance and any recommendations for improving the Company's procedures.

In addition, the Audit and Risk Committee monitors the risk exposures identified by the Company’s Executive Board, under the terms of the Corporate Risk Management Policy, issuing the opinion on any review of the content and advising the Board of Directors in the definition of the acceptable levels of risks.

The Committee shall also ensure that the Company has specific means for receiving and confidentially handling information and complaints about non-compliance with legal provisions, code of conduct and other internal regulations applied to its employees and other stakeholders.

Quarterly, on an ordinary basis and extraordinarily whenever necessary, the Audit and Risk Committee attends a joint meeting with the Board of Directors, and reports the progress of their works. The Committee activity report is prepared annually and sent to the Board of Directors and disclosed by the Company to the market. At each term of office, the Committee self-assesses its performance, and its is presented to the Board of Directors.

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During the last twelve years, by virtue of the pandemic that devastated the country, the Audit and Risk Committee met fourteen times. During this period, the Committee was granted free access to all of the Company's governance bodies, as well as to all of its officers, and, whenever necessary, the representatives of KPMG Auditores Independentes were requested to attend their meetings.

THE COMMITTEE’S ACTIVITIES

COVID-19

  Notice on the implementation of the Crisis Committee.
  Information on the adoption of the measures relating to the health of persons and maintenance of the Company’s operations.
  Analysis of scenarios and potential impacts on the Company’s businesses and corporate finance.
  Information on the social actions directed to fight against the pandemic.

Independent Auditors

  Discussion and recommendation on the fees of independent auditors
  Verification of the qualification and independency of the external auditors.
  Analysis and approval of the annual planning of the audit works and authorizations of the additional services not conflicting with the audit.
  Periodical work reviews and meetings with the independent auditors.

Financial statements

    Monitoring the environment of internal controls for the preparation of financial statements, together with external and internal audits
    Analysis of the letter on internal controls issued by KPMG Auditores Independentes with recommendations for improvements and discussion with management about the action plans to address the identified issues
    Assessment of the adequacy of accounting practices and estimates used in the preparation of the Company's financial statements
    Analysis and discussion of the tax, civil and labor litigation of the Company and its subsidiaries
    Presentation and analysis of the financial projections adopted by the Company’s management for identification of any necessary impairment of assets and tax reimbursement.
    Quarterly reviews of the interim financial statements together with the Company's management and independent auditors
    Review of the audited annual financial statements, management report and independent auditors' report, with the presence of representatives of the Company and KPMG Auditores Independentes for the presentation and discussion of comments and analyses on the main audit matters and other issues that are relevant for the quality and integrity of said financial statements

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  Report and analysis on the main issues covered by the 20F form submitted to SEC.
  Presentation of the annual integrated report, prepared based on the GRI.

Internal Audit

  Assessment and approval of the annual planning of the internal audit.
  Monitoring of the findings in connection with the internal audit and possible action plans to address the recommendations.
  Monitoring of internal control tests for SOX certification.

Integrated Risk Management

  Analysis of the updates of the Systemic Risk Matrix, periodically prepared by the Company’s business areas.
  Restructuring and new proposal of the Risk Matrix, focused on the more relevant risks, as well as simplification and analysis of the matrix.
  Review of the Corporate Financial Risk Management Policy and its forwarding to the Board of Directors for approval.
  Monitoring of the cyber-attack in the Company’s systems and the respective measures adopted by management.

Compliance

  Follow-up of the number, distribution and types of complaints received by the Ultra Complaint Channel (Canal Aberto Ultra)
  Analysis and discussion on the results of investigations of complaints and measures taken to address the identified issues
  Monitoring of the Company’s Conformity Program and the training offered to employees and stakeholders.
  Review and submission of the Corporate Policy of Conflict of Interests and Related-party Transactions to the Board of Directors for approval.
  Analysis of the Corporate Policy under the General Data Protection Law.

Governance

  Preparation of the schedule and agenda of the Committee’s activities.
  Preparation and approval of the Committee's annual budget
  Analysis of the changes in the Reference Form and Governance Report submitted to CVM.
  Presentation of quarterly reports on the Board of Directors’ activities.
  Preparation and submission of the Audit and Risk Committee Report to the Board of Directors.
  Self-evaluation of the Audit and Risk Committee by the members.

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CONCLUSION OF THE REPORT

Considering the responsibilities of the Audit and Risks Committee, described in the Company's Bylaws and in the Committee's Internal Regulations, with the natural restrictions of the scope of its performance in the activities that are carried out, the Committee provides its opinion below:

  The information provided by the management and KPMG Auditores Independentes was adequate based on this Committee’s recommendations, and no conflicts were identified between the staffs or loss of independency of the auditors;
  The coverage and quality of the internal audit work is adequate and was conducted with proper independency;
  The internal controls, conformity policies and integrated risk management are compliant with the Company’s structure, size and complexity;

Based on the work and analyses carried out and the unqualified report of KPMG Auditores Independentes, the Audit and Risk Committee recommends the Board of Directors submits for approval of the Shareholders’ Meeting the Management Report and the Financial Statements of Ultrapar S.A. for the year ended as of December 31, 2020.

Sao Paulo, February 23, 2021

Flavio Cesar Maia Luz

Audit and Risk Committee’s Coordinator

Ana Paula Vitali Janes Vescovi

Joaquim Pedro Monteiro de Carvalho Collor de Mello

José Maurício Pereira Coelho

Audit and Risk Committee’s Members.

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Message from the Management 2020

In 2020, our businesses began the year on a promising note, driven by the positive macroeconomic outlook in Brazil. However, from March, the novel coronavirus pandemic brought severe consequences for the global economy, strongly affecting Brazil. In addition to the economic impacts, precautionary measures of social distancing and restrictions on personal mobility accelerated the tendency towards structural changes, among them remote working and virtual interconnectivity among people.

We were quick to adapt our operations at the first signs of the pandemic, allowing us to continue our role as a provider of essential products and services to the society, with no interruptions or discontinuity. We supported our resellers and partners, took care of our employees’ health and safety, maintained our financial soundness, and contributed to the national effort of providing a social safety net on different fronts. Crowning this endeavor and dedication, in 2020 we reported good results and took important steps to accelerate growth and value creation for the Company in the future.

In order to help curbing the effects of the pandemic, we dedicated approximately R$ 37 million to social initiatives, including the construction of hospitals, donations of basic baskets of goods, meals, hospital equipment, LPG, and other materials, in addition to items of hygiene.

In light of the uncertainties caused by the pandemic in the first few months and to ensure a continued high level of liquidity, we adopted a process of greater selectivity in our investments, raised new lines of financing and negotiated more elastic payment terms with our suppliers. On the other side, we worked with our partners and clients, negotiating measures to ease pressures on their working capital, thus contributing to ensure the integrity and continuity of the value chains we are part of.

The year 2020 underscored the resilience of our business portfolio, with growing results at all our businesses with the exception of Ipiranga, which the activity was directly impacted by social distancing measures and restrictions on mobility.

The net revenue amounted to R$ 81.2 billion, 9% less than 2019, and was directly affected by the pandemic. Despite this, the Company recorded an EBITDA of R$ 3.5 billion, or 4.3% EBITDA margin, representing an improved margin compared with the 3.1% in 2019. Net income increased from R$ 403 million in 2019 to R$ 928 million in 2020, R$ 480 million of which will be distributed via dividends to the shareholders. The operational cash generation (after investments) was a record, totaling R$ 2.1 billion and contributing to the gradual reduction in our financial leverage. We closed the year with a cash position of R$ 8.7 billion and duration of our debt standing at 4.6 years.

Detailing the performance of our businesses, beginning with Ultragaz, we were able to report record results in 2020 based on demand growth for LPG for residential consumption and initiatives adopted for reducing costs and expenses. The company continues to invest in expanding its footprint in the North and the Northeast regions of the country, in the development of new digital channels with clients and resellers, and in the development of new LPG applications for corporate use, thereby opening up new markets and growth fronts.

Ultracargo was also able to report record results with the expansions concluded at the port terminals of Santos and Itaqui, as well as gains in productivity and efficiency. The company continued investing to expand capacity and capillarity at domestic ports throughout Brazil, including a new terminal in Vila do Conde (PA), providing greater level of competitiveness in the North region. Optimization in the execution of investment projects, both in timeframe and cost, has been key to allow growing cash generation and return on invested capital.

Oxiteno reported a year of robust growth in results, driven by the increase in demand for specialty chemicals, mainly in the home & personal care and crop solutions segments. Currency devaluation also helped to improve results since many of the company’s products remain referenced to international prices. Additionally, the company optimized its cost structure and increased its operational efficiency, further ramping up capacity utilization at its plant in the United States together with its penetration in that market.

Ipiranga was the business most affected by the pandemic, like other companies in the sector, due to the strong retraction in demand for fuels, most notably in the second quarter. Strong price volatility throughout the year also contributed to a pressure on margins at both distributors and service station networks nationwide. In face of these challenges, the company took firm measures to reduce costs and expenses, as well as in the management of working capital and in the selectivity of investments, measures that helped to compensate a large portion of the reduction in revenues and to generate a solid operational cash flow. It is important to highlight Ipiranga’s leading role in offering support mechanisms to its resellers during the most critical phase of the pandemic. Not only did this contribute to ensuring uninterrupted fuel supplies to the population, but it also served to strengthen the bond with its network.

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Still in the context of Ipiranga, AmPm concluded a comprehensive project for reviewing its business model, involving the repositioning of the brand, a revision of the product sales mix, new store layout and the development of sales through digital channels. In addition to the traditional franchise model, AmPm began to manage 55 company-operated stores during the year, with promising initial results.

Extrafarma was also directly affected by the pandemic with some of its drugstores (in shopping centers, about 7% of the network) closed or with restricted opening hours for a large part of the year. Despite this, the company registered record results in the second half, thanks to greater selectivity in expansion, a more rigorous process of closing underperforming units, investments in logistics and IT and gains in productivity and management of expenses. Private label products and sales through digital channels presented significant progress in 2020, with good prospects for the future.

Finally, in July we created a new company in the digital payments and electronic retailing segment combining the “abastece aí” (“fill up here”) app and the loyalty program “Km de Vantagens” (Km of Advantages Program), the largest one in the country. This initiative is designed to accelerate the capture of value of these platforms and expansion in the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. Since August, when the new app was launched, more than 2.3 million digital accounts have been created with the total number of transactions processed surpassing R$ 3.5 billion, demonstrating rapid consumer acceptance, as well as the growth potential of the business.

We are beginning 2021 well positioned for the future. On one hand, we believe our strategic orientation of prioritizing the capital allocation to the downstream value chain of the oil & gas sector leaves us in a good position to explore opportunities arising from the opening up of the refining market to the private sector, as well as the expansion of the natural gas chain in Brazil. On the other hand, we have improved our management and governance model, with the businesses increasing their accountability for results, a greater integration between the Executive Board and Board of Directors, and greater agility and soundness in the decision-making process. And finally, we continue to dedicate efforts to strengthening our pipeline of business leaders, the foundation for sustaining growth and the continuing value creation for the Company.

Our investment plan for 2021 totals R$ 1.9 billion and exceeds the amounts invested in the past two years, with expansion projects being concentrated on Ipiranga, Ultragaz and Ultracargo. Acquisitions that may occur are not taken into consideration in this plan and will represent additional investments.

Finally, we have intensified our attention and dedication of resources to themes related to ESG. In 2020, we developed our materiality matrix, approved our Sustainability Policy, and published our first Integrated Report following the GRI guidelines. In 2021, the ESG front will boosted by the creation of the Sustainability and Corporate Affairs executive position. This will accelerate and integrate the efforts and actions of the various businesses of the Group in a unified and objective agenda with enhanced visibility, also including clearly defined and disseminated targets.

We would like to thank all our stakeholders for their trust and support. A special thanks goes to all our employees, both those on the front line as well as those working remotely from home, for their tireless dedication and solid commitment with our purpose, which is to create value for the society by investing in companies that are sustainable and essential for people’s lives.

Pedro Wongtschowski	Frederico Fleury Curado
Chairman of the Board of Directors	Chief Executive Officer

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Company profile

Ultrapar’s origins goes back to 1937 when Ernesto Igel founded Ultragaz, a company which pioneered the use of Liquified Petroleum Gas (LPG) as cooking gas. Since then, Ultrapar has grown and expanded its markets transforming into one of the largest corporate groups in Brazil. Today, the businesses of the Ultra Group occupy an outstanding position in all their respective segments of activity: the Oil & Gas sector through Ipiranga, UItragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma.

Since 1999, Ultrapar’s shares have traded under an ADR Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange, B3 S.A. Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

Ultragaz

A pioneer and leader in the domestic market for LPG distribution, it is a reference in innovation and in the constant development of applications for the use of the product. It also has a modern research and development laboratory for special gases, a segment in which it also has a leadership position.

Ultracargo

The largest private company of liquid bulk storage in Brazil, it is present in strategic locations in the Northeast, Southeast and South with six port terminals. In 2022, it is scheduled to begin operations at the new terminal in the port of Vila do Conde, Pará state, expanding its geographic spread to the North region of the country.

Oxiteno

A leader in the production of surfactants and specialty chemicals in Latin America with about 20% of the ethoxylation capacity in the Americas, it has eleven industrial units: six in Brazil, three in Mexico, one in the United States and one in Uruguay. Oxiteno also has commercial offices in Argentina, Belgium, China and Colombia and research and development centers in Brazil, Mexico, and the USA.

Ipiranga

One of the largest fuels and lubricant distribution companies in the country, incorporating a network of more than 7 thousand service stations, each one of them increasingly more complete and digitized, in addition to the largest convenience store franchise, the AmPm network with 1.8 thousand stores.

Extrafarma

Retail pharmacy network with its origins in the North region of Brazil, today with a presence in ten Brazilian states with 405 drugstores and four distribution centers.

abastece aí

A digital payments company established in 2020 to leverage the benefits of the Km de Vantagens (Km of Advantages Program) and the abastece aí (“fill up here”) app. Consists in the development of an ecosystem of advantages and benefits to the clients, focused on car drivers. More than 2.3 million abastece aí digital accounts were created in 2020.

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COVID-19

Since the outset of the coronavirus pandemic, Ultrapar and its subsidiaries have been operating on multiple fronts to ensure the health and safety of its employees and partners, the stability and continuity of its operations and the financial soundness of the Company.

The home working regime was immediately adopted for employees in administrative functions with all the necessary support for maintaining activities. In addition to the basic concerns as to the safety of our employees, the Company adopted various initiatives focused on wellbeing with live broadcasts on the issues, psychological support and matters involving ergonomics, all in line with our principle of valuing people.

Through a multi-disciplinary committee, we have structured a plan for the gradual return to the office and resumption of normal working activities for administrative areas, adjusting work areas through the introduction of numerous preventive measures and the intensification of cleaning and safety protocols according to the guidelines of state and municipal governments and health entities.

During the year, the Company contributed to the nationwide drive to tackle the crisis, also benefiting the communities located around our businesses. In all approximately R$ 37 million was allocated for combatting the pandemic and its consequences.

The Ultra Group is part of the Salvando Vidas (Saving Lives) matchfunding initiative in partnership with the Brazilian Development Bank - BNDES, which supported the largest philanthropic network of hospitals in Brazil and responding for more than 50% of attendances in the National Health Service SUS. The Group also donated 10 thousand basic baskets of goods to the state government of São Paulo, distributing them to vulnerable families throughout the state.

Ultragaz supported the building of a field hospital in the city of São Paulo as well as supplying LGP to other field hospitals in the states of São Paulo and Bahia. It also donated 8 thousand LGP gas bottles, 6 thousand basic baskets of goods and 650 thousand bars of biodegradable soap to communities in the states of Bahia, Ceará, Mato Grosso do Sul, Rio de Janeiro, and São Paulo. Together with the Ministry of Health and with the participation of resellers, the company distributed informational fliers on how to prevent coronavirus in 57 municipalities, impacting about 10 million people.

Ultracargo lent its support to the Pernambuco Solidário (solidarity) campaign against COVID-19 and run by the Associação Incubadora Porto Social and the state government as well as donating hospital equipment and beds in the states of Maranhão and Pará. The Company also donated 3 thousand basic baskets of goods to the communities in the vicinity of its six port terminals.

Oxiteno supported initiatives in Brazil, Uruguay, and the United States, including donations for the acquisition of basic baskets of goods for distribution to low income families living around its industrial plants.

Ipiranga was part of a corporate initiative for building a new hospital in the city of Porto Alegre (RS), in addition to support for the construction of a field hospital in Rio de Janeiro (RJ). Among other donations, it supplied fuel to field hospitals and movements for distributing alcohol gel sanitizer to government health departments and hospitals. As well as meals to truckers in different parts of the country. Through the abastece aí app, it offered a discount of 10% on each purchase from the pumps made by professionals in the health sector at service stations in the network.

Extrafarma donated 80 thousand masks and gloves to the state government of Pará and 60 thousand items of hygiene and to ten institutions in the states of Pará, Pernambuco, Bahia and Ceará.

Ultragaz, Ultracargo and Oxiteno also participated in a collective initiative at the Camaçari Petrochemical Complex (BA), which delivered respirators to the government of Bahia, and jointly Ultracargo and Extrafarma donated 90 thousand protective masks and gloves to the state government of Maranhão.

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Innovation

The Ultra Group companies have their own processes and structure for innovation directed towards their chosen markets. To foster the exchange of experiences and ideas as well as to encourage and recognize the main initiatives of innovation, the Group has an Innovation Committee with representatives from all the businesses, thus making for an agile and dynamic transversal vision of the theme in the organization. This committee is headed up by an Ultrapar executive officer, a measure of the importance with which innovation is viewed and facilitating communication and guidance of activities at a senior management level. In 2020, 113 initiatives were cataloged and shared in committee discussions.

Structured in 2020, Ultra Venture Capital is part of the innovative environment of the Ultra Group, investing in promising companies able to self-leverage or involved in activities complementary to those of the Company, in addition to supporting the mapping and sharing of startups and new technologies. The fund is expected to invest up to R$ 150 million over the course of five years.

Ultragaz accelerated digitization and multi channeling with the launch of a new self-service portal for clients in the corporate segment and new digital sales channels in the residential segment, such as the Ultragaz app with a series of functions providing a better experience for the clients and reseller partners. The company continues to focus on innovation and has expanded the development and the proposal of new solutions which add value and are user-friendly for clients both in the bulk and residential segments, of particular note being the initial testing of a lighter LPG bottle, ensuring improved ergonomic qualities when handled. To stimulate new ideas in the organization, Ultragaz works actively with open innovation initiatives, together with universities, technological partners and startup hubs, feeding the innovation ecosystem and promoting the ownership spirit. As an example, the company held the Ultragaz Open Innovation Challenge in 2020, an initiative with the aim of challenging junior companies throughout the country to develop innovative solutions which will help small businesses recover from the current scenario of crisis. The winning group was hired by Ultragaz to support the structuring and development of the solution proposed in the challenge.

In 2020, Ultracargo launched Conecta, a digital transformation project. It provides a new way of looking at the architecture of systems and processes with a view to achieving superior levels of operational efficiency. In the construction underway at the new Vila do Conde port terminal in Barcarena (PA), the company will have the benefit of automated transfer systems, the result of an innovative initiative, guaranteeing greater safety and operational efficiency.

At Oxiteno, the digital transformation was leveraged through the creation of XLab, a collaborative space projected for creating more favorable interactions and exchange of ideas. Using the design thinking approach and state of the art technologies, such as artificial intelligence, robotization and data analysis, solutions have been developed for optimizing company processes, for identifying new business opportunities and improving the client experience. Oxiteno’s focus is on the development of new solutions in co-creation with clients, always with the idea of combining high performance with reduction in environmental impacts. In 2020, the company also invested in open innovation projects, in conjunction with universities, startups, and partner companies, being they clients or suppliers. The company has a robust portfolio of R&D projects, most notable of these in 2020 being: (i) the creation of new research fronts with the aim of leveraging existing markets and introducing Oxiteno to new markets; (ii) the execution of projects with startups; (iii) the creation of a sustainability roadmap for incorporating this concept in the management of innovation and R&D projects; and (iv) the preparation of a structured process for the products launch plan, thereby enhancing agility. During the year, 48 products were developed and launched.

Since 2019 through the Turbo innovation hub, Ipiranga fosters an innovative culture among its employees and reinforces the positioning of the company as an innovative brand in the market. Currently, the hub has a base of more than 1,300 startups mapped according to the themes in which Ipiranga has an interest such as Mobility, Energy, Retailing, Logistics and Efficiency. In 2020, Turbo trained more than 120 employees in agile methods and organized talks with professionals, experts in their fields, on current and inspirational themes for fostering the dissemination of innovation in the organization and to accelerate the development of those initiatives in the work in progress category.

Extrafarma also accelerated the digitization process with the launch of the delivery service via WhatsApp as well as e-commerce (sales via the internet). The digital channels are expected to contribute to an expansion in sales and are in line with the current strategy, contributing to enhanced returns from the existing network. In 2020, one more step in the process of personalization was taken with the launch of the personalized discount coupon at all the drugstores as part of the drive to increase average ticket and customer loyalty. Extrafarma also launched the expansion of its own Be Better private label, launching a new line of basic care and vitamin products. As part of the process of expanding the offer of pharmaceutical services to customers, Extrafarma entered a partnership with the largest vaccination clinic in Pará, with the rollout of a vaccination room adjacent to a drugstore. Again in 2020, all checkout and counter systems were replaced, giving a better purchasing experience and higher productivity at the points of sale.

The Shared Services Center (CSC) also launched its connection program with startups in 2020, with challenges for solving the needs in the areas of Accounting, Fiscal, IT and Treasury.

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ESG performance

Sustainability management

In 2020, the sustainability agenda was given an even greater importance in the Group, with the members of the Board of Directors and the Executive Board periodically monitoring and managing this theme. During the year, the Company undertook a reevaluation of the materiality assessment, which looks at the most critical sustainability themes for the Group. The review sought to guarantee the alignment between the material themes, the long-term strategic business plan, and the commitment to the sustainable development goals of the United Nations Organization.

Some of the themes were grouped together and others renamed, which will facilitate monitoring progress. There are eight materiality themes:

  Energy transition
  Eco-efficient operations
  Ethics and integrity
  Data privacy
  Culture of innovation, inclusion and excellence
  Health and safety
  Relations with the local community
  Value chain

Currently, the Ultra Group is working on the definition of the goals to be reached by 2030 for each material theme. Task forces with representatives from all the businesses were set up, contributing to the definition of the monitoring indicators and the action plans for achieving the goals.

To underscore the commitment to accountability and transparency, as from the third quarter 2020, the quarterly earnings releases disclosed to the market are now including a specific section on the main highlights and updates relating to Ultra Group’s environmental, social and governance (ESG) performance.

At the same time, the management of sustainability at each one of the businesses also saw progress. Ultracargo, Ipiranga and Extrafarma concluded their materiality assessments in 2020. Ipiranga also launched its sustainability strategy and policy during the year. Oxiteno continued the actions enshrined in the sustainability plan of 2030, launched in 2019, and Ultragaz updated its materiality assessment.

Energy transition

The challenges related to climate change have been driving movements in the direction of a decarbonized economy, through gains in productivity and efficiency and the gradual substitution of fossil for renewable sources in the production and consumption of energy. With a perspective which considers risks and opportunities, Ultra Group tracks the energy transition theme closely, especially in the light of its significant activities along the oil & gas chain.

While over the short term, there are opportunities for continued investments in the sector with the potential for creating value and benefits along the entire chain, the Company has included in its strategic plan potential changes over the medium and long-term in respect to the transition of the Brazilian and world energy mix. LGP is less polluting than fuels that are traditionally used for domestic cooking and, therefore, contributes to a more sustainable energy mix. The Ultra Group has structural competitive advantages in its three current businesses in the oil & gas chain – Ipiranga, Ultragaz and Ultracargo, and is participating in Petrobras’ program for divesting refining assets. These are all mature businesses and generators of cash with the capacity to finance their entry into and growth of investments in the energy transition, such as natural gas, or in adjacent businesses not dependent on fossil fuels, such as convenience stores.

Since 2014, the Ultra Group has taken part in the “Disclosure, Insight, Action” program of the Carbon Disclosure Project (CDP) and in 2020, maintained a B score for the climate change theme. The Ultra Group’s performance was higher than the average for South America and the average score for the oil & gas retailing sector, both being classified with a D score. The program questionnaire is aligned to the guidelines of the Task Force on Climate-related Financial Disclosure (TFCD). Additionally, since 2012, the Group has been a component of the Carbon Efficient Index (ICO2 B3), which encourages emitting companies to measure, disclose and monitor their greenhouse gas (GHG) emissions in readiness for conducting their activities in a low carbon economy.

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As part of its existing business, Ipiranga already distributes ethanol and bio-diesel (biofuels of renewable origin) and has rapid charging points for electric vehicles at network service stations along the President Dutra highway between São Paulo (SP) and Rio de Janeiro (RJ), the Bandeirantes highway and city based service stations, for example. Ipiranga’s ambition is to be a key player prepared to provide its customers with the fuels of their choice. The challenges related to climate change and the energy transition are an integral part of the company’s strategic plan. In 2020, the company began the acquisition of 2.9 million CBIOs, relative to its commitment to achieving the targets under the Ministry of Mines and Energy’s Renovabio program, the National Biofuels Policy for promoting a greater consumption of renewable fuels. Ultracargo, with port terminals operating on a multi-purpose concept, has the capacity to store and handle alternative fuels to petroleum derivatives.

The businesses have structural processes for managing greenhouse gas emissions due to their activities and to structure actions for reducing and mitigating them whenever is possible. For example, Ultragaz has already established a target for reducing scope 1 emissions (direct) in relation to their historic performance. Oxiteno, which due to its industrial activities has a higher volume of scope 1 emissions among the businesses, prioritizes a continuous improvement in equipment to fulfill the commitment in its sustainability plan of reducing by 25% the intensity of emissions per ton produced by 2030. Ipiranga has maintained the Carbon Zero program since 2007, through which it monitors performance and implements strategies for reducing and compensating emissions. In order to do so, the company acquires carbon credits from projects which support the conservation of the Amazon rainforest and the development of local communities, totally compensating its scopes 1 and 2 emissions.

Eco-efficient operations

The commitment with eco-efficiency translates into initiatives for optimizing electric energy consumption, fuels and hydric resources, reduction and correct disposal of waste from the operations and preventive actions for avoiding contamination of the air, water, soil, and biodiversity. Besides the direct environmental gains, eco-efficiency can also generate opportunities for reducing costs and increasing productivity.

Energy

Currently, Ultra Group’s head office in São Paulo (SP), Ipiranga’s head office and the building adjacent to it in Rio de Janeiro (RJ), the São Caetano (SP) base, the Paulínia (SP) pool of Ipiranga and 7 of Ultragaz’s filling bases are supplied through the free energy market. Ultracargo’s Itaqui (MA) and Aratu (BA) port terminals and Extrafarma’s Aquiraz (CE) and Benevides (PA) distribution centers also tapped the free energy market in 2020. In the case of Ultracargo, all the energy is acquired from renewable sources and there are plans afoot for the migration of the other terminals such as the Santos terminal, supplies from which are expected to begin in the first half of 2021.

Oxiteno, which has a target to reduce its energy consumption by 10% before 2030, in 2019 began the operation of its new substation at the Camaçari (BA) unit, to improving the plant’s energy efficiency, and in addition to it, the substation has the potential to generate financial gains, since it makes it possible to expand its performance in the free energy market.

Ipiranga has a partnership with GDSolar for the construction and operation of five solar energy plants for reducing electric energy costs at its service stations and franchises and for increasing the participation of renewable sources in its energy matrix. More than 50 thousand MWh/year is expected to be generated as from April 2021, enough energy to supply approximately 300 of the network’s service stations. The initiative would represent annual savings of more than R$ 70 million for the participating network.

At Extrafarma, two bio-gas plants went into service in the states of Maranhão and Pernambuco, ensuring the supply of renewable energy to 85 drugstores. In 2021, two solar energy plants will be unveiled in the states of Pará and Ceará, for supplying about 200 stores. The company is committed to supplying 90% of its drugstores from renewable energy resources with all distribution centers operating with energy supplied from the free energy market by 2025.

Water

In 2020, Ultra Group answered the Carbon Disclosure Project’s (CDP) questionnaire on water security and scored B, the same as South America as a whole and specifically, the oil & gas sector.

Ultragaz has established a target for reducing water consumption based on the result for 2019. At present, 90% of the water used for washing LPG gas bottles is reused. The project for the new bottling base under construction in Pará involves plans to evaluate rainwater capture.

Ultracargo has implemented a system of water reuse for hydrostatic tests at the Vila do Conde (PA) terminal under construction permitting an important reduction in consumption. In addition, the terminal includes a system for rainwater capture and reuse, this also to be incorporated in the expansion of the Itaqui (MA) terminal.

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MANAGEMENT REPORT 2020

Oxiteno is committed to reducing water consumption by 10% and doubling reuse by 2030. In 2020, Extrafarma cut average water consumption by 20% at each drugstore. The company has also committed to working towards between 70% and 80% of its stores keeping their water consumption to within the minimum bands established by the water utilities by 2025.

Waste and effluent

Ultragaz completed the requalification of more than 2.4 million LPG bottles in 2020, exceeding its target for the year. Ultracargo has reduced the use of wood with partial substitution for reusable metallic materials on the Vila do Conde (PA) terminal. In addition, the project also contemplates the optimization of emissions and effluent treatment.

Oxiteno has undertaken the revitalization of effluent systems at the industrial units in Brazil, paving the way for routine inspections and preventive maintenance for the operational control and management of contamination of soil and groundwaters. Ipiranga has management processes in place for avoiding leakages or losses of liquid fuel and inflammatory products at the distribution bases, during transportation of the product and at the resellers’ service stations.

Extrafarma began to work on the structuring of waste collection centers, for screening, segregation and disposal of waste and will also be involved in a reverse logistics project with expired or unused medicines and covering pharmaceutical retailing and manufacturers.

Ethics and integrity

The Ultra Group remains committed to the highest standards of ethics and integrity. Its guidelines are enshrined in the Code of Ethics and in specific corporate policies such as the Anticorruption Policy, the Anti-trust Policy and the Conflicts of Interest Policy and Transactions with Related Parties.

All the initiatives connected to ethics and integrity are included in the Ethics and Compliance Program managed by the Risks, Compliance and Audit department and applied to all the businesses. The results of the program are monitored directly by the Conduct Committee.

In 2020, the first Ethics and Compliance Program report was published together with the second diagnosis for evaluating the maturity of the compliance culture among teams, with more than a thousand employees participating. The Ultra Group’s consolidated classification was the Initial Proactive profile in accordance with the Hearts and Minds assessment, attesting to a high degree of adherence to the culture of compliance and proactivity at all levels of the Company.

On the training front, instruction was given to reinforce the guidelines in the Code of Ethics, anti-corruption, anti-trust, and conflict of interests. In the context of these themes, training, and campaigns for raising awareness are extended to business partners particularly in the Ipiranga network and to resellers at Ultragaz, given their responsibility for direct contact with the end customer. More than 15 thousand reputational investigations were carried out for supporting the engagement of suppliers, service providers and business partners as well as the continuing monitoring of eventual transactions with related parties.

Data privacy

In 2020, the Ultra Group concentrated its efforts ensuring that its processes are adjusted to the General Data Protection Law (GDPR). The law was sanctioned in September and establishes rules for guaranteeing the correct treatment of personal data by companies and other entities.

In November 2020, the Board of Directors approved the Personal Data Protection and Privacy Corporate Policy, which provides for the structuring of the privacy program and the creation of a personal data protection committee that respond to the Ultrapar’s executive board and for monitoring the theme. It is worth pointing out that the Ultra Group already has an Information Security Policy in place since 2017.

The theme has also seen advances at all businesses with work being conducted: (i) on the development and updating of related policies, (ii) on the structuring of specific areas and governance flow for monitoring questions on privacy and protection of data, (iii) on the adequacy of software and IT systems, (iv) on the inclusion of clauses in supply and services agreements, and (v) on the training of the teams, among other actions.

Culture of innovation, inclusion and excellence

The Ultra Group believes that a culture based on the precepts of innovation, inclusion and excellence is core to the longevity of its businesses. In addition to initiatives which seek to attract, engage, train, and retain talents, the Company seeks to form high performance professionals that are able to work in an environment and organizational culture that places great value on transparency, equity, diversity, and inclusion. The consolidated turnover of the Ultra Group was 21.8% in 2020, less than the result for 2019, when the ratio stood at 24.4%. The Ultra Group concluded the year with 15.9 thousand employees.

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MANAGEMENT REPORT 2020

Employees

Number of employees and turnover rate by business

	2020		2019		Δ (%) employees 2020vs2019
	Number of employees	Turnover rate	Number of employees	Turnover rate

Holding	405	25.7%	393	43.2%	3%
Ultragaz	3,397	11.3%	3,414	13.9%	0%
Ultracargo	926	22.3%	792	23.7%	17%
Oxiteno	1,851	13.3%	1,844	19.6%	0%
Ipiranga	3,378	17.7%	3,289	18.7%	3%
Extrafarma	5,921	32.6%	6,292	32.1%	-6%
abastece aí	68	-	-	-	n/a

Total	15,946	21.8%	16,024	24.4%	0%

Development, training, and retention

Committed to a culture of innovation and excellence, the Ultra Group has endeavored to adapt its career and succession processes together with its development and training programs to the online format. These actions support the development of talents for succession planning at the Ultra Group, thus guaranteeing a team of professionals with a profile of leadership ready to assume new positions.

In 2020, Ultragaz began some important projects such as the Culture, for promoting the cultural transformation of the organization, making the company more agile and competitive, incentivizing results through innovation, internal efficiency, and diversity. In addition, it has developed the Transformerz program, the commercial team’s development journey, a program which is 100% online. Ultragaz also continued to run its Formation of Future Leaders, a program for accelerating the development of employees with potential and where 78% of all participants have already received promotions.

In 2020 at the Santos (SP) and Itaqui (MA) terminals, Ultracargo began the implementation of the new Ultracargo Operations System (SOUL), designed to improve processes and optimize the terminal operations model with important gains in safety and productivity as well as reduction in losses. As part of this process, the company offered training to the operational teams with a focus on methodologies incorporating operations system.

Oxiteno launched its new educational portal (OxiEducation), which acts through five learning centers (BeOxi, BeLeader, BeCustomer, BeIndustrial and BeEfficient), with different content and learning paths. The objective of this portal is to transform experiences of learning, helping the employees to take the lead in their own career development.

Ipiranga’s new organizational competencies focused on people, clients, results, the future, and society have provided a base for updating the corporate university. The Ipiranga Universe has consolidated into an online ecosystem of learning with schools and specific paths for each function. The aim of the new university is to support the continuous learning and protagonism of the employee in their development trajectory.

During the year, Extrafarma worked on the dissemination of the elements of its new organizational culture, which underpins the employees’ commitment with the customers, the business, and its teams, through workshops, lives, communication campaigns and training. The DNA Extrafarma portal for remote learning launched 143 new contents for upgrading proficiencies. A total of 33 lives were held between June and December through the Retail School.

All Ultra Group employees hired under the CLT (the Federal Labor Law) legislation have the right to a private pension plan administered by Ultraprev Additional Pension Association. Employees decide annually the percentage of their salary they intend to contribute – up to 11% – with the Group companies contributing with the same amount.

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MANAGEMENT REPORT 2020

Ultraprev

	Active participants	Equity (R$ million)

2020	7,290	938
2019	8,008	911
2018	8,052	836

Attraction of talents

The Holding Company’s 2020 Internship Program offered 9 vacancies at the administrative offices in São Paulo. The Holding Company also continued its vacation internships for students in Brazil and for young Brazilians living abroad as well as participating in events with a focus on attracting young professionals.

As part of a plan of internal development, Ultragaz promoted 50% of those that took part in its internship program in 2020. It also designed the candidate’s journey for ensuring the same experience anywhere in Brazil. Communication with Ultragaz’s candidates has been structured in an innovative, standardized and more modern way, attracting increasing numbers of talents to the organization.

The highlight at Oxiteno was the internal recruitment program which has been in place since 2019. In 2020, the program achieved a record level of 48% of all vacancies being filled by in-house talents. In addition, approximately 7 thousand people enrolled for its trainee program in 2021, including 5 vacancies specifically with an engineering qualification. The Neurodiversity project was another important initiative run in conjunction with the Specialisterne specialized consultancy for the development and hiring of autistic professionals. Currently, the pilot project involves two individuals hired as service providers but with the potential for expansion into other areas. Oxiteno also operates an IT talents program in partnership with ShareRH for attracting and developing new talents. In 2020, 30 candidates were chosen to receive basic training in Java.

Ipiranga ran its second trainees’ program, registering a record number of candidate enrollments. A total of 24.3 thousand professionals competed for 15 places in the commercial, planning and finance; technology, innovation, and new businesses; sustainability; and operations department.

Engagement

Ultra Group’s in-house dialog has become still more agile and fluid with the Facebook workplace platform for internal communication, maximizing the interaction with the teams and employee engagement. In 2020, 98% of all employees participated in the platform and interacted with more than 80 groups. There were more than 2.5 thousand publications, 7.3 thousand comments and 60 thousand reactions.

In 2021, the Holding Company and the businesses are to conduct their organizational climate surveys. These are conducted biennially, the last one in 2019 presented an 80% favorability rating.

In 2020, Oxiteno began its global internal communication campaign, Our Formula Does Good, connecting the concepts of purpose, values, strategy, culture, and defense of the brand with the aim of clarifying the employees on the activities, role, objectives, and initiatives of the company. The campaign aims at stimulating a sense of belonging, pride, and connection with the company’s purpose “to contribute to the wellbeing of people through chemistry”, as well as to provide clarity on myths and truths on the subject of chemistry. In a satisfaction survey at the end of the year, 80% of employees declared that the campaign helped reinforce the essential nature of chemistry and the benefits of Oxiteno’s work to society.

Inclusion and diversity

Progress has also been made in the commitment to inclusion and diversity. Ipiranga and Extrafarma have had programs of this nature in place since 2019. In 2020, Ipiranga established the Diversity Committee and affinity groups (gender, special needs, afro-descendants and LGBTQIA+) and held its first diversity census, the results of which will be important in setting targets. Extrafarma has conducted several awareness and engagement initiatives. During the process of hiring for the new distribution center in São Luís (MA), the company prioritized women and the over fifties as part of the process of increasing diversity of gender and age in its logistics area, previously dominated by largely young male employees. The company ended 2020 with 5% of its employees over the age of 50 (generation front) and 61% of women in positions of leadership (gender front). Employees also included 194 with special needs and five refugees from Angola, Haiti, and Togo (cultural diversity front) on the payroll.

Oxiteno is developing its own diversity program to be launched in 2021, and Ultragaz and Ultracargo intend to take initiatives on the theme in the same direction as from 2021.

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MANAGEMENT REPORT 2020

Health and safety

One of the business principles guiding the activities of the Ultra Group relates to safety. In the context of the COVID-19 pandemic and the continued operations of the businesses, deemed essential activities, in 2020, the Company immediately instituted and reinforced health and safety protocols including 70% alcohol gel sanitizer and personal protection equipment (PPEs); measuring temperatures on entry into the units; reinforcing hygiene and cleansing procedures in the work environments; and monitoring all employees with symptoms, among other measures. Care was also taken to ensure suitable ergonomic conditions for professionals working remotely. The Ultra Group has made an 0800 number available for psycho-social support and open to all employees and their families.

Besides the preventive measures taken during the pandemic, all the businesses maintained their practices and programs directed towards the safety of the teams, guidelines for which are included in specific policies and the results of which are monitored in the companies’ management systems. There are actions and an ongoing effort to consolidate the internal culture of safety and to foster the commitment and protagonism of the leadership and the teams on the theme.

Most notable during the year, Ultragaz invested in revision of workflows and improvements in equipment and processes – in 2020, for example it concluded the automation of the bottling plant in Caucaia (CE), thus increasing the safety of the teams. Ultracargo invested in the human element and in risk perception, reducing the exposure of people to operational risks, training multipliers responsible for disseminating the culture of safety and implemented improvements in working procedures and in fire prevention. The company also invested in revitalization of assets, modernization of lines, tankage, and fire-fighting systems at all port terminals, contributing to an increase in reliability and safety for the teams. Oxiteno is in the final phase of revitalizing its fire prevention system at the Mauá (SP) unit, the company’s oldest industrial facility.

Ipiranga launched the new Business Continuity Plan with guidelines for the management of emergencies, contingencies and crises. The process of behavioral observation was also introduced, recognizing those employees who take onboard the safety measures in all their activities while counselling those professionals that commit errors exposing themselves to risks. Extrafarma has implanted the Safer DC program for involving employees so that they contribute directly to accident prevention and related illnesses, increasing the safety of all in the distribution centers.

Relations with the local community

Based on the precepts of responsibility, transparency, long-term effects and dialog, the Group manages the impacts on the areas surrounding its operations in order to contribute to the development of the communities in the neighborhood as well as acting in an efficient way for minimizing potentially negative impacts. On the social front, the Ultra Group’s aim is to guarantee greater convergence between actions undertaken at each of the businesses in relation to material themes and what positive impacts of the activities can be maximized.

The Holding Company supports the École 42 institution which operates in various parts of the world by offering free programming courses to young people, acting as a transformational element through education as well as helping to fill the gap in the training of IT professionals in Brazil.

Ultragaz adopted its volunteer programs to the remote format. In conjunction with the Junior Achievement NGO, volunteers among the employees participated in “The Future of Work” and “Connected with Tomorrow” programs, for students from the public school network. In the “To Read is Present” program, volunteers devote their time to reading stories to children who participate in the Centers for Children and Teenagers (CCAs) and Services for Institutional Reception of Children and Adolescents (SAICAS). The company also supported awareness campaigns for combatting domestic violence, on voting safely during the elections in Brazil in 2020, and the Open Screens project disclosing information on safe coexistence, learning at home and via the ludic and educational activities aired on the Future Channel, in the social networks and through printed leaflets. Social initiatives supported by Ultragaz had an impact on more than 20 million people in 2020.

Ultracargo renewed its support for the On the Right Side (“Na Mão Certa”) program, and Childhood Brasil NGO’s initiative for combatting the sexual exploitation of children and adolescents on Brazilian highways and at its port terminals. As part of its commitment, the company replicates materials for raising awareness and runs communication campaigns among its employees, clients, drivers at the port terminal and at other partners. The company also continued to sponsor the Community in Action award promoted by the A Tribuna newspaper of Santos (SP), recognizing social projects in the greater Santos area in the state of São Paulo where Ultracargo’s largest port terminal is located.

Oxiteno continued to sponsor the Baú das Artes project for supplying books, games, and ludic-pedagogic instruments to public school students. With the materials, the teachers, who take part in pre-formation workshops, work on themes such as ethics, the environment and culture with the students. In 2020, program materials were adapted to the digital format. This initiative reached more than 26 thousand students and about 300 teachers from 24 schools in the municipal districts of Mauá, Suzano and Tremembé, in the state of São Paulo, and Camaçari (BA) and Triunfo (RS).

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MANAGEMENT REPORT 2020

Ipiranga also adapted its volunteer program – run in partnership with the Junior Achievement NGO – to the digital format. This initiative impacted more than 10 thousand students among the three high school grades from 80 public schools in the state of Rio de Janeiro. In the case of the itinerant Health on the Highway program for truckers and other road users, there were 126 days of actions at 64 Rodo Rede Ipiranga service stations in 10 states.

During the prolonged power outage in the state of Amapá in November, Extrafarma donated about 9 thousand items of hygiene to three state institutions. The company also participated in the 22nd National Vaccination Campaign against influenza, ceding some of its units as vaccination posts. The company also signed up to the Red Signal against Domestic Violence and aired through the media and the social networks a campaign for raising awareness on the correct disposal of medications.

Value chain

The Ultra Group also endeavors to create value along its entire chain of resellers, business partners and suppliers. At Ultragaz and at Ipiranga, the success of the businesses depends directly on the network of resellers and partners, through which the two brands and their products reach the final consumer.

Ultragaz operates with 5.1 thousand resellers which, from 2020, had a new app at their disposal, Meu Aplicativo Parceiro - My Partner Application with different functions that support reseller’s management functions, the project being developed in partnership with the resellers themselves. As a means of raising the awareness of partners and their respective employees on the coronavirus, Ultragaz distributed kits with 70% alcohol gel sanitizer and protective face masks to a group of resellers and ran a series of lives on the theme. Since 2015, Ultragaz has been inviting key suppliers to take part in the Carbon Disclosure Project (CDP) diagnosis for engaging them in the protection of the ecosystem and confronting the climate change. In 2020, 78% of critical suppliers engaged in relation to climate change and 56% signed up to issues related to questions related to hydric resources (a theme introduced in 2020).

At Ipiranga, there are 7.1 thousand service stations managed by entrepreneurs and part of the reseller network as well as partners in the franchises of the AmPm and Jet Oil networks. The focus in 2020 was to support the financial sustainability of these partners, as their businesses were seriously affected by restrictions on personal mobility. The assistance package offered by Ipiranga, the first company in the sector to provide such a program, included a temporary stay on payment of rents and financing commitments, the temporary suspension of volume performance covenants, support for raising lines of credit for reinforcing partners working capital and initiatives for accelerating sales.

In relation to suppliers, adherence to legal requirements and the adoption of good practices in relation to ethics, human and labor rights, health and safety and protection of the environment are all conditions which are assessed for the relationship. Oxiteno became the first Brazilian chemicals industry to use the EcoVadis methodology, a platform recognized internationally for evaluating performance in corporate sustainability, to assess its suppliers. The company has moved up two categories in the EcoVadis ranking and is currently placed in the Platinum category, the highest EcoVadis Sustainability Rating and reached by just 1% of the evaluated companies. Oxiteno is the second Brazilian company to achieve this position.

Risk Management, Compliance and Auditing

Ultrapar has an organized structure of governance for the themes of risks, compliance and auditing, covering all its businesses.

The Risks, Compliance and Audit department have different reporting levels in the organization according to each one of its competencies. The department is linked administratively to the chief executive officer of the Ultra Group, being responsible for the integrated management of risks, maintenance of the Ethics and Compliance Program and for the internal audit. The Department reports to the Audit and Risks Committee of the Board of Directors in the management of the corporate risks, in the consolidation of information and controls and in the conducting of the general internal audit process.

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MANAGEMENT REPORT 2020

The Statutory Audit and Risks Committee, constituted in 2019, was set up to advise the Board of Directors on the supervision of: (i) the integrity and quality of the Company’s financial statements, (ii) compliance of the Company with legal and regulatory requirements, (iii) qualification and independence of the independent auditor, (iv) the performance of the Company’s internal auditing functions (represented by the Risks, Compliance and Audit department) and of the independent auditors, and (v) risk management including meeting with management whenever it is deemed necessary. The composition of the Statutory Audit and Risks Committee is of three members who are also independent members of Ultrapar’s Board of Directors, and one independent member who exercises the attributions of Committee Coordinator.

Since 2004, the Ultra Group has had a Conduct Committee, its principal attributions being to supervise the evolution and adherence to the Ethics and Compliance Program and to recommend action in the event of infringements of the Code of Ethics and the Corporate Policies. The Committee is a body responding to the Board of Directors, responsible for electing its members.

Integrated Risk Management

The Ultra Group’s risks management structure combines the corporate coordination to a direct interface with each one of the businesses, ensuring that this process is comprehensive and takes into consideration specific sectoral characteristics.

The Systemic Risks Assessment comprises themes which cover the leading threats to the operations of the businesses and are grouped in five families, with an interdependent focus and dynamic assessments. As an immediate reply to transformations in the business environment and to new themes of greater impact in 2020, risks were identified with a potential to become serious and which should be monitored in the light of the pandemic. In addition, there was also a revision of the Systemic Assessment, the result of continual improvement in risk management, resulting in a readjustment of risk themes with greater emphasis placed on strategic risks.

Discussions take place on a structured and independent basis at each business and in the holding company, covering risk themes both internal and external, evaluating scenarios quantified in terms of impact and vulnerability, and generating mitigating action plans.

Internal and External Audits

Linked to the Risks, Compliance and Audit department, the Internal Audit unit is responsible for monitoring the procedures and controls of all the businesses, identifying risks and opportunities for improvement which in a synergetic way, contribute to the updating of the risks map and Ultra Group’s risks management process and the Ethics and Compliance Program. The unit also reviews all Group payments and executes internal operational audits, according to the plan approved annually, and performs effectiveness tests of internal controls as part of the process of Sarbanes-Oxley (SOX) certification, a requirement for the financial statements published in the United States market.

The External Audit is responsible for auditing the financial statements under the applicable audit rules, which consider the understanding of the internal controls that are relevant to the preparing process of the financial statements, planning the audit work and carrying out the necessary procedures to issue the independent auditors' report on the individual and consolidated financial statements.

Compliance

Ultrapar has an Ethics and Compliance Program supervised by the Conduct Committee with guidelines approved by the Board of Directors among which the Code of Ethics. The Program establishes annual themes for communication and training such as the combatting of corruption, good anti-trust practices, conflicts of interest and harassment, among others always with a view to strengthening the Company’s culture of integrity. In addition to the systematic process of accountability to senior management, in 2020 the first report with the consolidated result of the program over the last five years was produced and distributed to all employees in the Holding Company, the businesses, Committees and the Board of Directors.

The Ethics and Compliance Program also determines that a whistleblowing channel should be made available to all stakeholders to receive complaints, anonymity and non-retaliation being guaranteed to complainants. Managed by an independent outside company which guarantees these conditions, Ultra’s Open Channel can be used by employees and outside stakeholders, through its intermediary, receiving in Brazil and from abroad requests for orientation on guidelines relating to ethics and integrity and notifications on eventual deviations from the Code of Ethics and corporate policies. The reports are sent to the Risks, Compliance, and Audit area, responsible for handling complaints, etc with the support of the Conduct Committee. In 2020, the channel received 834 reports, an indication of the increasing awareness of ethics and integrity as well as a growing level of confidence in the channel on the part of users.

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MANAGEMENT REPORT 2020

Capital markets

Ultrapar’s average daily trading volume, including trades on both B3 and NYSE, was R$ 180 million/day in 2020 (+17%). Ultrapar’s shares reported a closing price in 2020 of R$ 23.74 on B3, a decline of 7% in the year, while the Ibovespa stock index appreciated 3% in the same period. Ultrapar’s shares on the NYSE posted a devaluation of 27% in the year, closing at US$ 4.53, while the Dow Jones recorded an appreciation of 7%. Ultrapar ended the year with a market capitalization of R$ 26 billion.

On February and August 2020, Ultrapar’s Board of Directors confirmed the issue of 2,108,542 and 86,978 common shares, respectively, with the same rights attributed to the remaining shares of the Company already issued, the additional issue reflects the partial exercise of rights under the subscription warrants issued by the Company at the time of the incorporation of Extrafarma’s shares. As consequence of these issues, the Company’s capital stock is now represented by 1,115,005,712 common shares, all of them nominative, with no par values.

Performance of UGPA3 x Ibovespa – 2020 (Dec 30, 2019 = 100)

Dividends

Dividend history

Fiscal year	Total amount (R$ million)	Dividend per share (R$)	Payout

2020	480	0.44	52%
2019	479	0.44	119%
2018	685	0.63	60%
2017	951	0.88	62%
2016	907	0.84	58%

Ultrapar’s Corporate Bylaws requires the distribution of a minimum mandatory dividend to its shareholders of 50% of the net income. Over the past few years, the portion of net income allocated to dividends was on average 60%. The increased payout in 2019 reflects the lower net income arising from the non-recurring effect of the impairment of goodwill at Extrafarma, which had no cash effect.

In 2020, Ultrapar declared dividends of R$ 480 million, a payout of 52% on the net income for the year and a dividend yield of 2.4% on the average price of Ultrapar’s shares.

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MANAGEMENT REPORT 2020

 ANALYSIS OF FINANCIAL PERFORMANCE IN 2020

Economic-operational environment

Indicators

	2020	2019	Δ (%) 2020v2019
GDP*	-4.3%	1.1%	-5.4pp
Inflation in the period	4.5%	4.3%	0.2pp
Accumulated Selic rate	2.8%	5.9%	-3.2pp
Average exchange rate (R$/US$)	5.16	3.95	31%
Brent crude oil (US$/barrel)	42	64	-34%
* Focus projection from 02/05/21 for 2020

The year 2020 started with a climate of optimism and an outlook for structural reforms after the approval of pension reform in November 2019. However, with the outbreak of the COVID-19 pandemic, the macroeconomic environment became more challenging despite of economic assistance measures and historically low basic rates of interest at 2% from August 2020. The stimulus packages and financial support policies for combatting the effects of the pandemic also resulted in a deterioration in the country’s fiscal situation. According to the Focus report of February 5, 2021, GDP is expected to have fallen by 4.3% in 2020.

After slumping 30% in March at the outset of the pandemic, the BOVESPA Index began to gradually pull back to its pre-pandemic levels and presenting an appreciation of 3% during the year 2020. The average US Dollar rate to the Real in turn in 2020 increased to R$ 5.16/US$, a devaluation of 31% compared to the average of R$ 3.95/US$ in 2019.

The economic recovery in the final few months of the year, with improvements in the domestic and international scenarios and news on vaccine development contributed to a more positive outlook. Market estimates are for a growth of approximately 3.5% in GDP for 2021, inflation below target at 3.6% and interest rates continuing low according to the forecast in the same Focus report.

The fuels distribution market posted a sharp decline in 2020 with sales volume registered by ANP (Brazilian Oil, Natural Gas and Biofuels Agency) 5% lower compared with 2019. Otto cycle volume was directly impacted by social distance measures and restrictions on personal mobility, a situation which was aggravated by high oil price volatility, while diesel volumes proved more resilient. In 2020, the Renovabio program came into effect with the purpose of renewal of Brazil’s energy mix through incentives for biofuels, implementing targets for the decarbonization of the mills and distributors.

The impacts of the pandemic were similarly felt in the LPG market but in distinct ways according to each segment, with less intensity. While on one hand, according to ANP data, sales for residential gas bottle recorded an increase of 5% compared with values for 2019, a reflection of greater social distance, the bulk segment reported a fall of 2%, principally due to lower sales volume to commercial and services entities, but attenuated by higher sales to industry.

In 2020, benchmark prices for ethylene and MEG, the principal chemical commodities which influence Oxiteno’s performance, posted a decline of 20% and 18%, respectively, while there was an appreciation in palm oil prices of 32%, due to tighter supplies of the product. Results from the business also benefited from the depreciation of the Real against the US Dollar given that revenues and a good part of the cost are linked to US Dollar and to higher sales volume from Home & Personal Care segment.

The liquid bulk storage segment has been growing in Brazil and was impacted by weaker import volumes of petroleum derivatives compensated by historical highs in the level of participation in the volume of imports of chemical products, according to Abiquim (Brazilian Chemical Industry Association) estimates, besides an expressive increase in imports of vegetable oil for the production of biodiesel at a time of constrained offer of soybeans.

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MANAGEMENT REPORT 2020

In pharmaceutical retailing, gross revenue of the network members of Abrafarma (Brazilian Drugstore and Pharmacy Networks Association) was R$ 58 billion compared to R$ 53 billion in 2019 (+9%), with a net addition of 393 drugstores in the domestic market.

The tendency to digitization, already a reality in recent years and hastened with the onset of the pandemic, also favors the use of digital means of payments, reinforcing the potential for abastece aí. With the change in habits of the population at large, electronic means of payment – eliminating direct contact – have become increasingly significant in the daily routine of transactions.

Ultragaz

Sales volume at Ultragaz reported growth of 2% in 2020, reflecting market growth in the period. In the bottled segment, volumes increased 2% due to stronger residential consumption driven by restrictions imposed by the pandemic. In the bulk segment, volumes remained stable with higher sales to industry and special gases (propellants), partially offset by lower volumes to the commercial and services sectors, most affected by measures of social isolation with the onset of the pandemic.

Net revenues rose 4% in 2020, mainly due to higher sales volume and increases of LPG prices on the part of Petrobras. The cost of goods sold increased 3%, for the same reasons as already mentioned, in addition to higher freight costs due to the need to source LPG from more distant supply bases, and due to higher storage costs.

Sales, general and administrative expenses fell by 3% in the year. Despite the increase in freight expenditures as a result of higher volume and inflation rate in the period together with higher fees for consultancies hired to improve operational efficiency, Ultragaz implemented several initiatives for reducing expenses, particularly in the payroll line, in addition to lower expenses with materials and provisions for doubtful accounts.

Ultragaz’s EBITDA amounted to a record R$ 729 million in 2020, a growth of 24% relative to 2019, principally due to higher sales volume, greater efficiency and a reduction in expenses.

Ultragaz invested R$ 282 million in 2020, allocated mainly to the acquisition and replacement of gas bottles, installations at new clients in the bulk segment, construction of new filling bases and maintenance work at existing operations.

Ultracargo

The average installed capacity at Ultracargo in 2020 increased 12%, due to expanded tankage capacity at the terminals in Santos and Itaqui in the past 18 months. Consequently, cubic meter sold grew by 14% with greater fuel handling at the two terminals and a higher number of spot operations. Ultracargo ended the year with a market share of product handling of 25.2% versus 23.7% at the close of 2019, a reflection of the company’s growth plan.

Net revenues rose 19% in 2020, driven by greater fuel handling in light of expansions and spot operations as well as higher tariffs due to contractual readjustments. Cost of services provided rose 3%, due to the increase in tankage capacity between the periods. The cost of services provided per cubic meter sold posted a decrease of 9%, reflecting gains in productivity at the terminals.

Sales, general and administrative expenses fell 3% year-on-year, due to lower payroll expenses, albeit attenuated by higher expenditures with IT systems for strengthening the technological platform and conceptual engineering projects for expansion studies.

Other operating results showed an improvement of R$ 71 million, largely the result of the provisioning in 2019 of the Conduct Adjustment Agreement (TAC) of R$ 66 million, related to the fire in 2015, and the constitution of R$ 12 million in tax credits in 2020.

Ultracargo reported an EBITDA of R$ 337 million in 2020. Excluding the effects of the R$ 66 million of the TAC in 2019 and the extraordinary PIS/Cofins tax credits of R$ 12 million in 2020, recurring EBITDA growth in relation to 2019 was 41%. This was mainly the result of expansions in capacity and efficiency gains at the terminals, contractual readjustments and productivity gains.

Ultracargo recorded investments of R$ 215 million in 2020, allocated to the construction of the new Vila do Conde terminal, to expansion at the Itaqui port terminal, acquisition of new areas and maintenance and operational safety at existing terminals.

16

MANAGEMENT REPORT 2020

Oxiteno

Oxiteno’s sales volume recorded growth of 3% in 2020. Specialty chemicals volume increased 6%, the result of robust sales to the home & personal care and crop solutions segments in the domestic market, the increase of sales in the United States and higher exports. Commodity volume sales decreased 10% compared with 2019, due to reduced market demand.

Net revenues at Oxiteno increased 22%, due to the average devaluation of 31% of the Real (R$ 1.21/US$) together with higher sales volumes but attenuated by the reduction of 6% in average prices in US Dollars following the decline in petrochemical prices in the international market.

The cost of goods sold was up by 18% in 2020, due to the average devaluation of 31% in the Real (R$ 1.21/US$) and to higher sales volume, but partially compensated by the reduction of 12% in average unit costs in US Dollars.

Sales general and administrative expenses increased 13% in 2020, a result of higher freight charges (greater volume and the currency translation effect on international freight charges), the effect of exchange variation on expenses at the international units and higher amortizations of software, attenuated by lower payroll expenses and initiatives taken to cut expenses.

The other operations results reported a positive variation of R$ 151 million, mainly the result of the constitution of extraordinary PIS/Cofins tax credits of R$ 156 million in 2020.

The disposal of property line showed a positive variation of R$ 8 million, mainly due to the writing off of projects worth R$ 5 million in 2020 and the writing down of assets in the Venezuelan unit worth R$ 14 million in 2019.

Oxiteno’s EBITDA amounted to R$ 785 million in 2020. Excluding the effects of R$ 156 million in extemporary PIS/Cofins tax credits in 2020 and the writing off of Oxiteno Andina assets of R$ 14 million in 2019, growth on an annual comparison basis would have been 167%, explained largely by: (i) a greater sales volume, (ii) improvement in contribution margins in US Dollars, (iii) ramp-up of the Pasadena plant in the United States, and (iv) average devaluation of 31% on the Real (R$ 1.21/US$).

Oxiteno invested a total of R$ 202 million in 2020, mainly in maintenance and the safety of the productive units.

Ipiranga

Sales volume at Ipiranga posted a reduction of 9% in 2020, due to the effects of the pandemic which significantly impacted fuel consumption in Brazil, mainly in the second quarter of 2020 but with a gradual recovery since then. Otto cycle segment was the most affected, recording a decrease of 14% compared with 2019, while the reduction in diesel was 3%.

Net revenues at Ipiranga fell 12%, mainly due to lower sales volume and average fuel price volatility. The cost of goods sold also showed a decline of 12%, for the same reasons cited above affecting net revenues.

Sales, general and administrative expenses fell 15%, mainly due to the reduction in payroll and freight (lower sales volume) in addition to lower provisions for doubtful accounts and costs controls on various fronts.

The other operating results line fell 77%, the result principally due to the appropriation of costs relative to Renovabio targets in the amount of R$ 124 million in 2020 and lower revenues from merchandising with suppliers as well as the setting aside of extraordinary PIS/Cofins tax credits in the two periods.

The disposal of property line reported a positive result of R$ 80 million in 2020, due to the sale of real estate as part of a more active management process for disposing Ipiranga’s points of sale.

Ipiranga’s EBITDA amounted to R$ 1,712 million, a 31% decrease relative to 2019, once again mainly the result of lower sales volume and narrower margins, worsened by the volatility in fuel prices as well as the variation in other operational results. These effects were partially offset by initiatives for controlling costs and higher results from the disposal of property.

Ipiranga invested a total of R$ 688 million in 2020, allocated mainly to the expanding and maintenance of the service station network and franchises as well as logistical infrastructure. Of total investments, R$ 204 million was expended in plant, property and equipment and additions to intangible assets, R$ 351 million on contractual assets (exclusive rights) and R$ 132 million in the form of drawdowns of financing to clients and advanced payments of rentals net of receipts.

17

MANAGEMENT REPORT 2020

Extrafarma

Extrafarma opened 2 new drugstores and closed 13 in 2020, a 3% reduction in the size of the network, which closed the year with 405 units. At the end of the year, the stores still ramping up (with up to three years of operations) represented 25% of the network, the result of greater selectivity in expansion and a more rigorous approach to underperforming stores.

Gross revenue at Extrafarma posted a reduction of 3% in 2020 due to the lower number of stores (-3%) and a reflection of the pandemic with the temporary closure of 7% of the drugstores located in shopping malls for some months during the year and to lower customer flows through the stores. These effects were offset by higher sales from same stores in operation (+4.0%), driven by the higher average ticket and by the reinforcing and expansion of sales through the digital channels.

The cost of goods sold fell 4% in 2020, largely due to lower sales. Gross profit reached R$ 589 million (-1%), equivalent to a gross margin of 28%, 0.5 p.p. higher than 2019, due mainly to better retail margins and the lower share of sales to the wholesale segment where margins are lower.

Sales, general and administrative expenses fell 11% in 2020, reflecting the smaller number of stores and initiatives taken to contain expenditures, productivity gains and logistics optimization.

The other operating results line recorded a variation of R$ 33 million negative in the comparison of 2020 versus 2019, the result of the constitution of extraordinary PIS/Cofins tax credits and social security contributions registered in 2019.

The line for disposal of property registered a positive variation of R$ 15 million, mainly due to the writing off of investments due to the closing of stores in 2019. In addition, in 2019 the company registered and impairment of goodwill on the acquisition of Extrafarma for R$ 593 million, without cash effect, due to results lower than the initial plan.

Extrafarma reported an EBITDA of R$ 84 million in 2020, a year-on-year growth of 208% excluding the impairment effects in 2019. This growth reflects the closing of underperforming stores, greater profitability from the existing network, better margins and initiatives for improving productivity and reducing expenses.

Extrafarma invested R$ 39 million in 2020, allocated mainly to the construction of the Maranhão distribution center, IT and in the maintenance and modernization of drugstores.

Ultrapar

Income statement

R$ million	2020	2019	Δ (%) 2020v2019
Net revenue	81,241	89,298	-9%
(-) Cost of goods sold and services provided	(75,628)	(83,187)	-9%
(=) Gross profit	5,613	6,111	-8%
(-) Selling, marketing, general and administrative expenses	(4,098)	(4,367)	-6%
(-) Other operating income	221	180	23%
(-) Income from disposal of property	76	(30)	na
(-) Impairment	-	(593)	na
(=) Operating income	1,812	1,301	39%
(-) Financial result	(269)	(507)	-47%
(-) Share of profit of subsidiaries, joint ventures and associates	(44)	(12)	259%
(=) Income before income and social contribution taxes	1,499	782	92%
(-) Income and social contribution taxes	(571)	(379)	51%
(=) Net income	928	403	130%
(=) Net income ex non-recurring*	740	869	-15%

* Excludes the non-recurring effects (in net income, effects are net of taxes):

  2019: TAC of R$ 66 million at Ultracargo, impairment of R$ 593 million at Extrafarma and writing off of Oxiteno Andina assets of R$ 14 million at Oxiteno.
  2020: extraordinary PIS/Cofins tax credits of R$ 156 million at Oxiteno and R$ 12 million at Ultracargo.

18

MANAGEMENT REPORT 2020

Ultrapar recorded net revenues from sales and services of R$ 81,241 million in 2020, a reduction of 9% compared with 2019, mainly due to lower sales revenue at Ipiranga.

The cost of goods sold and services provided at Ultrapar was R$ 75,628 million in 2020, 9% less than in 2019, mainly due to the reduction in costs at Ipiranga.

Ultrapar posted a gross profit of R$ 5,613 million in 2020, a decrease of 8% in relation to 2019, due to the decline in aggregate profit at Ipiranga, the business most affected by the pandemic, despite the increase in gross profit at Ultragaz, Ultracargo and Oxiteno.

Ultrapar’s selling, marketing, general and administrative expenses recorded a reduction of 6% due to various measures implemented for containing expenses at all the businesses in addition to specific factors at each business, partially attenuated by the effects of inflation.

The other operating results line registered growth of 23% compared to 2019, reflecting tax credits at Oxiteno and Ultracargo in 2020, partially compensated by the appropriation of costs with respect to Renovabio targets at Ipiranga also in 2020, TAC at Ultracargo and tax credits at Extrafarma, both in 2019.

The increase of R$ 106 million in the disposal of property line is due principally to the sale of real estate at Ipiranga in 2020 and the closure of underperforming stores at Extrafarma and the writing off of Oxiteno Andina assets, both in 2019. The entry of R$ 593 million in 2019 in the impairment line relates to the impairment of goodwill on the acquisition of Extrafarma.

Calculation of EBITDA from net income – R$ million
Income statement

R$ million	2020	2019	Δ (%) 2020v2019
(=) Net income	928	403	130%
(=) Net income ex non-recurring*	740	869	-15%
(+) Income and social contribution taxes	571	379	51%
(+) Financial result	269	507	-47%
(+) Depreciation and amortization	1,267	1,145	11%
(=) EBITDA	3,036	2,433	25%
(+) Cash flow hedge from bonds	154	12	na
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga and Ultragaz)	289	355	-19%
(=) Adjusted EBITDA	3,479	2,800	24%
(=) Adjusted EBITDA ex non-recurring*	3,311	3,473	-5%

* Excludes the non-recurring effects (in net income, effects are net of taxes):

  2019: TAC of R$ 66 million at Ultracargo, impairment of R$ 593 million at Extrafarma and writing off of Oxiteno Andina assets of R$ 14 million at Oxiteno.
  2020: extraordinary PIS/Cofins tax credits of R$ 156 million at Oxiteno and R$ 12 million at Ultracargo.

Adjusted EBITDA ex-non-recurring items of Ultrapar was R$ 3,311 million in 2020, a reduction of 5% compared to 2019, due to the reduction in EBITDA at Ipiranga, the business most affected by the pandemic despite the growth in EBITDA at Ultragaz, Ultracargo, Oxiteno and Extrafarma.

The total costs and expenses with depreciation and amortization¹ in 2020 was R$ 1,557 million, an increase of 4% compared with 2019 due to investments over the period and in greater amortizations of software.

¹ Includes amortization of assets of contracts with clients – exclusive rights

Ultrapar posted an operating profit of R$ 1,812 million in 2020, a result 39% higher than 2019, due largely to the impairment at Extrafarma in 2019.

19

MANAGEMENT REPORT 2020

Ultrapar’s financial result reported a net expense of R$ 269 million in 2020, a reduction of 47% compared with 2019, due mainly to the appropriation of interest on extemporaneous tax credits in the amount of R$ 238 million in the year.

The net income ex-non-recurring items at Ultrapar for 2020 reached R$ 740 million, a reduction of 15% compared with 2019, principally due to the lower EBITDA in the period and higher taxes, offset by lower financial expenses.

Holding Company, affiliates and abastece aí results

In addition to the results from the five principal businesses, Ultrapar posted a negative result of R$ 169 million in 2020, made up mainly of: (i) R$ 107 million of Holding Company expenses, (ii) R$ 42 million negative EBITDA with abastece aí (new digital payments company), due to payroll, technology and marketing expenses for structuring and growth of the business; and (iii) R$ 20 million negative EBITDA with affiliates.

Debt

Ultrapar closed the fiscal year 2020 with gross debt of R$ 17,376 million and cash and cash equivalents of R$ 8,672 million, representing a net debt of R$ 8,704 million. Considering leasing payable (IFRS 16), net debt totals R$ 10,537 million, an increase of R$ 268 million in relation to 2019. Net debt at the end of 2020 corresponds to 3.0x EBITDA for the past 12 months, stability in relation to the end of 2019, excluding the impairment at Extrafarma.

Investments and perspectives

Organic investments by business – R$ million

In 2020, investments at Ultrapar, net of divestments and receivables, totaled R$ 1.5 billion, a decline of 6% compared to the amount invested in 2019, mainly due to the preventive reduction of investments in 2020 as a cash containment measure with the uncertainties arising from the pandemic and lower growth in the markets.

Ultrapar’s investment plan for 2021 totals R$ 1,891 million, an amount greater than that invested in 2019 and 2020.

The expansion portion, which represents around half of the investment plan, prioritizes the growth of the businesses through capacity expansion or efficiency and productivity gains, leading to better returns, in line with the Company's strategic planning. The main investments in expansion contemplated in the plan for 2021 are concentrated in Ipiranga, Ultracargo and Ultragaz.

Ipiranga’s expansion investments focus on (i) the expansion of the logistics infrastructure, with the construction of logistics facilities in Belém (PA), Cabedelo (PB), Vitória (ES) (concessions won in 2019) and Fortaleza (CE), (ii) the growth of the service stations network, through the addition of service stations with larger throughput, prioritizing volume growth, and (iii) the expansion of AmPm company-operated stores and new franchises.

Ultracargo’s expansion investments will be directed to the construction of the terminal in Vila do Conde (PA) and to the expansion of the Itaqui (MA) terminal, amounting to R$ 280 million, which will result in a 19% growth in the company’s current storage capacity.

Ultragaz will invest in expansion to build new bottling plants in Belém (PA) and Fortaleza (CE), amounting to about R$ 70 million in 2021, and to attract new clients mainly in the bulk segment.

Oxiteno and Extrafarma will focus their expansion investments in logistics optimization to increase productivity and in the growth of its digital platforms, respectively.

About half of the investment plan for 2021 will be directed to the sustaining of the businesses, including mainly investments in safety, maintenance of assets and market share, renovation and remodeling of points of sales, as well as investments in information technology.

20

MANAGEMENT REPORT 2020

Relations with the Independent Auditors

The Company has a policy for hiring the services to be rendered by the independent auditors – included as an attachment to the Audit and Risks Committee Charter – guaranteeing that there is no conflict of interests, loss of independence or objectivity in the auditing services of the financial statements to be provided by the independent auditors.

Pursuant to CVM Instruction 381/2003, we inform that during the fiscal year of 2020, we contracted from our independent auditors different works from that co-related to the auditing of the financial statements, representing 12% of the global remuneration in fees for the external audit services. Services rendered relate to the revision of the Tax Accounting Bookkeeping, auditing for the emission of a comfort letter in connection with the offer of securities and reviewing of tax credits totaling R$ 1,156 thousand. The period for providing these services was less than one year.

Our independent auditors declare to the Management of the Company that the services rendered did not affect the independence and objectivity necessary to perform the external audit services of the financial statements.

21

São Paulo, February 24, 2021 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in the oil & gas chain through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the fourth quarter 2020.

Net revenues	Adjusted EBITDA	Net income
R$ 23 billion	R$ 949 million¹	R$ 432 million

Investments	Cash flow from operations 2020	Market cap
R$ 485 million	R$ 3.1 billion	R$ 26 billion

¹ Includes R$ 85 million of non-recurring tax credits at Oxiteno

Highlights

  Resilience of Ultrapar’s portfolio, with record results in 2020 at Oxiteno, Ultragaz and Ultracargo and strong growth in results at Extrafarma, softening the effects on Ultrapar from the impacts of the pandemic at Ipiranga.
  Discipline in the control of costs and expenses and greater selectivity in the capital allocation, without sacrificing key investments or compromising the future growth of the Company, resulting in record post- investment operational cash generation at Ultrapar, reinforcing our commitment to financial soundness.
  Net income of R$ 928 million in 2020, 130% growth over 2019, of which R$ 480 million will be distributed as dividends, representing a payout of 52% on Ultrapar’s consolidated net income.
  Organic investment plan for 2021 totaling R$ 1.9 billion, concentrated mainly in expansion at Ipiranga, Ultracargo and Ultragaz as well as for maintenance, renovation, technology and safety at all the businesses.
  Inclusion of a section of projections with the EBITDA guidance for Ultrapar and its businesses for 2021, to provide more transparency about the expectations of results for the year.
  Cyberattack on our information technology environment in January 2021 – resulting in the temporary shutdown of some systems – with no expectation of having significant impact on the consolidated results. Ultrapar has a specific insurance policy for such cybernetic events, which has already been triggered.

4th QUARTER 2020

Message from the Management 2020

In 2020, our businesses began the year on a promising note, driven by the positive macroeconomic outlook in Brazil. However, from March, the novel coronavirus pandemic brought severe consequences for the global economy, strongly affecting Brazil. In addition to the economic impacts, precautionary measures of social distancing and restrictions on personal mobility accelerated the tendency towards structural changes, among them remote working and virtual interconnectivity among people.

We were quick to adapt our operations at the first signs of the pandemic, allowing us to continue our role as a provider of essential products and services to the society, with no interruptions or discontinuity. We supported our resellers and partners, took care of our employees’ health and safety, maintained our financial soundness, and contributed to the national effort of providing a social safety net on different fronts. Crowning this endeavor and dedication, in 2020 we reported good results and took important steps to accelerate growth and value creation for the Company in the future.

In order to help curbing the effects of the pandemic, we dedicated approximately R$ 37 million to social initiatives, including the construction of hospitals, donations of basic baskets of goods, meals, hospital equipment, LPG, and other materials, in addition to items of hygiene.

In light of the uncertainties caused by the pandemic in the first few months and to ensure a continued high level of liquidity, we adopted a process of greater selectivity in our investments, raised new lines of financing and negotiated more elastic payment terms with our suppliers. On the other side, we worked with our partners and clients, negotiating measures to ease pressures on their working capital, thus contributing to ensure the integrity and continuity of the value chains we are part of.

The year 2020 underscored the resilience of our business portfolio, with growing results at all our businesses with the exception of Ipiranga, which the activity was directly impacted by social distancing measures and restrictions on mobility.

The net revenue amounted to R$ 81.2 billion, 9% less than 2019, and was directly affected by the pandemic. Despite this, the Company recorded an EBITDA of R$ 3.5 billion, or 4.3% EBITDA margin, representing an improved margin compared to the 3.1% in 2019. Net income increased from R$ 403 million in 2019 to R$ 928 million in 2020, R$ 480 million of which will be distributed via dividends to the shareholders. The operational cash generation (after investments) was a record, totaling R$ 2.1 billion and contributing to the gradual reduction in our financial leverage. We closed the year with a cash position of R$ 8.7 billion and duration of our debt standing at 4.6 years.

Detailing the performance of our businesses, beginning with Ultragaz, we were able to report record results in 2020 based on demand growth for LPG for residential consumption and initiatives adopted for reducing costs and expenses. The company continues to invest in expanding its footprint in the North and the Northeast regions of the country, in the development of new digital channels with clients and resellers, and in the development of new LPG applications for corporate use, thereby opening up new markets and growth fronts.

Ultracargo was also able to report record results with the expansions concluded at the port terminals of Santos and Itaqui, as well as gains in productivity and efficiency. The company continued investing to expand capacity and capillarity at domestic ports throughout Brazil, including a new terminal in Vila do Conde (PA), providing greater level of competitiveness in the North region. Optimization in the execution of investment projects, both in timeframe and cost, has been key to allow growing cash generation and return on invested capital.

Oxiteno reported a year of robust growth in results, driven by the increase in demand for specialty chemicals, mainly in the home & personal care and crop solutions segments. Currency devaluation also helped to improve results since many of the company’s products remain referenced to international prices. Additionally, the company optimized its cost structure and increased its operational efficiency, further ramping up capacity utilization at its plant in the United States together with its penetration in that market.

Ipiranga was the business most affected by the pandemic, like other companies in the sector, due to the strong retraction in demand for fuels, most notably in the second quarter. Strong price volatility throughout the year also contributed to a pressure on margins at both distributors and service station networks nationwide. In face of these challenges, the company took firm measures to reduce costs and expenses, as well as in the management of working capital and in the selectivity of investments, measures that helped to compensate a large portion of the reduction in revenues and to generate a solid operational cash flow. It is important to highlight Ipiranga’s leading role in offering support mechanisms to its resellers during the most critical phase of the pandemic. Not only did this contribute to ensuring uninterrupted fuel supplies to the population, but it also served to strengthen the bond with its network.

2

4th QUARTER 2020

Still in the context of Ipiranga, AmPm concluded a comprehensive project for reviewing its business model, involving the repositioning of the brand, a revision of the product sales mix, new store layout and the development of sales through digital channels. In addition to the traditional franchise model, AmPm began to manage 55 company-operated stores during the year, with promising initial results.

Extrafarma was also directly affected by the pandemic with some of its drugstores (in shopping centers, about 7% of the network) closed or with restricted opening hours for a large part of the year. Despite this, the company registered record results in the second half, thanks to greater selectivity in expansion, a more rigorous process of closing underperforming units, investments in logistics and IT and gains in productivity and management of expenses. Private label products and sales through digital channels presented significant progress in 2020, with good prospects for the future.

Finally, in July we created a new company in the digital payments and electronic retailing segment combining the “abastece aí” (“fill up here”) app and the loyalty program “Km de Vantagens” (Km of Advantages Program), the largest one in the country. This initiative is designed to accelerate the capture of value of these platforms and expansion in the services provided, with the potential for creating a digital ecosystem of sizeable proportions and capillarity. Since August, when the new app was launched, more than 2.3 million digital accounts have been created with the total number of transactions processed surpassing R$ 3.5 billion, demonstrating rapid consumer acceptance, as well as the growth potential of the business.

We are beginning 2021 well positioned for the future. On one hand, we believe our strategic orientation of prioritizing the capital allocation to the downstream value chain of the oil & gas sector leaves us in a good position to explore opportunities arising from the opening up of the refining market to the private sector, as well as the expansion of the natural gas chain in Brazil. On the other hand, we have improved our management and governance model, with the businesses increasing their accountability for results, a greater integration between the Executive Board and Board of Directors, and greater agility and soundness in the decision-making process. And finally, we continue to dedicate efforts to strengthening our pipeline of business leaders, the foundation for sustaining growth and the continuing value creation for the Company.

Our investment plan for 2021 totals R$ 1.9 billion and exceeds the amounts invested in the past two years, with expansion projects being concentrated on Ipiranga, Ultragaz and Ultracargo. Acquisitions that may occur are not taken into consideration in this plan and will represent additional investments.

Finally, we have intensified our attention and dedication of resources to themes related to ESG. In 2020, we developed our materiality matrix, approved our Sustainability Policy, and published our first Integrated Report following the GRI guidelines. In 2021, the ESG front will boosted by the creation of the Sustainability and Corporate Affairs executive position. This will accelerate and integrate the efforts and actions of the various businesses of the Group in a unified and objective agenda with enhanced visibility, also including clearly defined and disseminated targets.

We would like to thank all our stakeholders for their trust and support. A special thanks goes to all our employees, both those on the front line as well as those working remotely from home, for their tireless dedication and solid commitment with our purpose, which is to create value for the society by investing in companies that are sustainable and essential for people’s lives.

Pedro Wongtschowski	Frederico Fleury Curado
Chairman of the Board of Directors	Chief Executive Officer

3

4th QUARTER 2020
Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS) norms. The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma is reported without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

All the financial information shown in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers – exclusive rights and cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission - CVM on October 4, 2012. The calculation of EBITDA based on net earnings is shown below:

	Quarter			Accumulated

R$ million	4Q20	4Q19	3Q20	2020	2019

Net income	431.5	(267.7)	277.3	927.7	402.9
(+) Income and social contribution taxes	214.7	(18.6)	163.4	571.4	378.6
(+) Net financial (income) expenses	(136.5)	252.1	157.9	269.4	506.9
(+) Depreciation and amortization	326.7	301.9	323.4	1,267.2	1,144.7

EBITDA	836.4	267.7	921.9	3,035.6	2,433.1

Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	64.6	81.7	73.2	287.8	355.1
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.1	0.4	1.6	0.2
(+) Cash flow hedge from bonds (Oxiteno)	47.9	11.9	42.9	153.5	11.9

Adjusted EBITDA	949.3	361.5	1,038.3	3,478.5	2,800.3
Ultragaz	154.4	167.9	222.2	729.1	586.7
Ultracargo	77.0	53.7	78.4	337.5	164.8
Oxiteno	261.9	56.8	168.8	784.9	221.6
Ipiranga	487.5	699.5	565.7	1,711.7	2,486.6
Extrafarma	34.0	(603.5)	27.7	84.3	(565.9)
Holding/Others	(65.4)	(12.9)	(24.5)	(169.0)	(93.5)

Non-recurring items that affected EBITDA
(+) Impairment (Extrafarma)	-	593.3	-	-	593.3
(+) TAC (Ultracargo)	-	-	-	-	65.5
(+) Write-off of Oxiteno Andina's assets (Oxiteno)	-	14.0	-	-	14.0
(-) Tax credits (Ultracargo)	-	-	-	(11.7)	-
(-) Tax credits (Oxiteno)	(84.8)	-	-	(155.7)	-

EBITDA ex-non-recurring items	864.6	968.8	1,038.3	3,311.1	3,473.1
Ultragaz	154.4	167.9	222.2	729.1	586.7
Ultracargo	77.0	53.7	78.4	325.7	230.4
Oxiteno	177.2	70.8	168.8	629.2	235.6
Ipiranga	487.5	699.5	565.7	1,711.7	2,486.6
Extrafarma	34.0	(10.2)	27.7	84.3	27.4
Holding/Others	(65.4)	(12.9)	(24.5)	(169.0)	(93.5)

4

4th QUARTER 2020

Ultrapar

Amounts in R$ million	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Net revenues	23,216	23,663	20,762	(2%)	12%	81,241	89,298	(9%)
Adjusted EBITDA	949	362	1,038	163%	(9%)	3,479	2,800	24%
EBITDA ex-non-recurring items¹	865	969	1,038	(11%)	(17%)	3,311	3,473	(5%)
Depreciation and amortization²	392	384	397	2%	(1%)	1,557	1,500	4%
Financial result	136	(252)	(158)	n/a	n/a	(269)	(507)	(47%)
Net income	432	(268)	277	n/a	56%	928	403	130%
Earnings per share attributable to shareholders³	0.39	(0.25)	0.24	n/a	61%	0.82	0.34	139%
Investments	485	555	313	(13%)	55%	1,508	1,631	(8%)
Operating cash flow	508	476	828	7%	(39%)	3,138	2,925	7%

¹ Does not include the effects of R$ 66 M of the TAC at Ultracargo, R$ 593 M of impairment at Extrafarma and R$ 14 M of written off Oxiteno Andina’s assets in 2019 as well as tax credits of R$ 156 M at Oxiteno in 2020 and of R$ 12 M at Ultracargo in 2Q20

² Includes amortization of contractual assets with clients – exclusive rights

³ Calculated in Reais based on the weighted average number of shares over the period, net of shares held in treasury

Net revenues – Total of R$ 23,216 million (-2%), mainly due to the decrease in net revenues at Ipiranga, partially compensated by the growth in net revenues from the other businesses. Compared to 3Q20, net revenues increased by 12%, reflecting higher sales at all the businesses. In 2020, net revenues totaled R$ 81,241 million, a decrease of 9% in relation to the preceding year.

Adjusted EBITDA – Total of R$ 949 million (+163%). Excluding non-recurring effects, EBITDA in 4Q20 was R$ 865 million (-11%), due to lower EBITDAs at Ipiranga and Ultragaz, despite the increase in results at Oxiteno, Ultracargo and Extrafarma. In relation to 3Q20, excluding the non-recurring effect of tax credits at Oxiteno, there was a decrease of 17%, mainly due to the lower EBITDA at Ipiranga and Ultragaz. In 2020, Adjusted EBITDA at Ultrapar was R$ 3,479 million (+24%). Excluding non-recurring items, EBITDA in 2020 was R$ 3,311 million (-5%), due to the decline in results at Ipiranga, impacted by the pandemic, despite robust growth at Oxiteno, Ultragaz, Ultracargo and Extrafarma.

Results from the Holding, affiliates and abastece aí – In addition to the five main businesses, Ultrapar recorded a negative impact of R$ 65 million, comprised mainly of: (i) R$ 40 million of the Holding’s expenses, with a concentration of expenses in expansion projects, (ii) R$ 20 million of negative EBITDA with abastece aí (new digital payments business), due to payroll, technology and marketing expenses for the structuring and growth of the business, with a concentration of expenses in the quarter which had been held back over the year, and (iii) R$ 6 million of negative EBITDA with affiliates.

Depreciation and amortization – Total of R$ 392 million (+2%), due to higher investments undertaken over the previous twelve months. In relation to 3Q20, total costs and expenses with depreciation and amortization were 1% lower due to lower amortization of contractual assets at Ipiranga.

Financial result – Ultrapar reported net financial income of R$ 136 million in 4Q20, compared to a net financial expense of R$ 252 million in 4Q19, mainly reflecting: (i) the appropriation of interest on non-recurring tax credits with respect to the exclusion of ICMS from the PIS/Cofins calculation base in 4Q20 of R$ 160 million, and (ii) the positive result of market to market of the exchange rate hedges. In relation to 3Q20, there was an improvement of R$ 294 million, due to the appropriation of interest on tax credits mentioned previously and the positive result from market to market of the exchange rate hedges. In 2020, Ultrapar posted a net financial expense of R$ 269 million, R$ 237 million lower than the net financial expenses recorded in 2019,  due mainly to the appropriation of interest on non-recurring tax credits in the amount of R$ 238 million in the year.

Net income – Total of R$ 432 million, an increase of R$ 699 million compared to 4Q19, mainly due to the improved financial result and the impairment of goodwill of R$ 593 million from the acquisition of Extrafarma registered in 4Q19. In relation to 3Q20, net income increased 56%, due to the improvement in the financial result, partially offset by a lower EBITDA. In 2020, net income at Ultrapar amounted to R$ 928 million (+130%), mainly a reflection of growth in EBITDA and reduced net financial expenses.

5

4th QUARTER 2020

Cash flow from operational activities – Generation of R$ 3,138 million in 2020, compared to a generation of R$ 2,925 million in 2019, due mainly to divestment in working capital and to lower investments in the period, offset by reduced EBITDA, excluding non-recurring effects.

6

4th QUARTER 2020

Ultragaz

	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Total volume (000 tons)	426	432	453	(1%)	(6%)	1,732	1,706	2%
Bottled	289	300	309	(4%)	(6%)	1,198	1,174	2%
Bulk	137	132	144	4%	(5%)	534	532	0%
EBITDA (R$ million)	154	168	222	(8%)	(31%)	729	587	24%

Operational performance – Sales volume at Ultragaz in 4Q20 fell by 1% relative to 4Q19, mainly due to the reduction of 4% in sales in the bottled segment, reflecting lower volumes sold to the Southeast region. In the bulk segment, volumes were 4% greater, mainly due to higher sales to industries, partially offset by lower sales to the commercial and services segments, due to the effects of the pandemic. Compared to 3Q20, sales volume declined 6%, reflecting typical seasonal variations between periods. In 2020, sales volume at Ultragaz was 1,732 thousand tons, a 2% growth in relation to 2019, leveraged by higher sales in the bottled segment in 1Q20 and in 2Q20, due to a greater degree of social isolation in the periods.

Net revenues – Total of R$ 1,969 million (+10%), mainly due to higher LPG costs on the back of price readjustments by Petrobras. In relation to 3Q20, there was an increase of 1% for the same reasons mentioned above, partially offset by lower sales volume. In 2020, net revenues totaled R$ 7,408 million, a year-on-year increase of 4%.

Cost of goods sold – Total of R$ 1,708 million (+13%), due to readjustment of LPG costs by Petrobras and greater maintenance costs (greater concentration of requalification on tankage in the period) and depreciation. Compared to 3Q20, cost of goods sold increased 4% for the same reasons mentioned above. In 2020, cost of goods sold was R$ 6,310 million, 3% higher than 2019.

Sales, general and administrative expenses – Total of R$ 171 million, an increase of 4% in relation to 4Q19, due to higher costs with variable compensation, in line with earnings progression during the year, and freight expenses. In relation to 3Q20, sales, general and administrative expenses were up 8% due to higher payroll expenses. In 2020, SG&A amounted to R$ 620 million, a decrease of 3% compared to 2019, reflecting initiatives for reducing expenses and pandemic-related effects.

EBITDA – Total of R$ 154 million (-8%), mainly due to lower sales volume and increased costs and expenses. In relation to 3Q20, the decline was 31%, a function of the seasonal reduction in volumes and higher costs. Ultragaz’s EBITDA reported a record amount, totaling R$ 729 million in 2020, 24% greater than 2019, mainly a reflection of the higher sales volume, greater operational efficiency and reduced expenses.

Investments – Ultragaz invested R$ 91 million during the quarter, allocated largely to setting up installations at new clients in the bulk segment, the acquisition and replacement of gas bottles, to the new bottling plant in Belém (PA) and maintenance at existing operations. In 2020, the company invested a total of R$ 282 million.

7

4th QUARTER 2020

Ultracargo

	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Installed capacity¹ (000 m³)	838	814	838	3%	0%	832	741	12%
m³ sold (000 m³)	3,070	2,959	3,062	4%	0%	12,244	10,779	14%
EBITDA (R$ million)	77	54	78	43%	(2%)	337	165	105%
EBITDA ex-non-recurring items² (R$ million)	77	54	78	43%	(2%)	326	230	41%

1 Monthly average

² Does not include the effects of R$ 66 M of the TAC in 2019 and R$ 12 M of tax credits in 2Q20

Operational performance – Ultracargo’s average installed capacity increased 3% relative to 4Q19, due to the expanded tankage capacity at the Itaqui port terminal over the past twelve months. Consequently, m³ sold grew 4%, with greater fuel handling and a higher number of spot operations. The total of m³ sold was in line with 3Q20, with greater handling of ethanol and vegetable oils compensating for lower fuels handling. In 2020, m³ sold rose 14% compared to 2019, a reflection of tankage expansion during 2H19 and 1H20 and greater efficiency in the utilization of existing capacity.

Net revenues – Total of R$ 166 million in 4Q20 (+9%), driven by increased fuel handling, contractual readjustments, new agreements and spot operations. Compared to 3Q20, net revenue increased 4%, mainly the result of contractual readjustments and spot operations. In 2020, net revenues amounted to R$ 644 million, 19% higher than 2019.

Cost of services provided – Total of R$ 74 million, in line with 4Q19, mainly a reflection of higher depreciation expenses (tankage expansion) and payroll, offset by lower maintenance costs. The cost of services provided per m³ sold, recorded a reduction of 3%, indicating continued productivity gains in the terminals. In relation to 3Q20, the cost of services provided increased 8%, mainly due to greater outlay with payroll and maintenance work in the Santos port terminal. In 2020, the cost of services provided amounted to R$ 270 million, an increase of 3% in relation to 2019. The cost of services provided per m³ sold recorded a year-on-year reduction of 9%, reflecting a significant gain in terminal productivity.

Sales, general and administrative expenses – Total of R$ 34 million (-21%), due to non-recurring expenses with the start of expansion operations at Santos and Itaqui terminals and with personnel (indemnifications), both in 4Q19. In relation to 3Q20, sales, general and administrative expenses fell 2%, due to reduced payroll expenses. In 2020, SG&A amounted to R$ 130 million, 3% less than 2019.

EBITDA – Total of R$ 77 million (+43%), the result of increased handling of products enabled by expansion of capacity and efficiency gains at the terminals, as well as contractual readjustments and productivity gains. In relation to 3Q20, EBITDA was R$ 1 million down. In 2020, Ultracargo’s EBITDA reached the record level of R$ 337 million, representing a growth of 41% compared to 2019 – excluding the negative effects of the Conduct Adjustment Agreement - TAC in 2019 and tax credits in 2Q20 – a reflection of expansion in tankage capacity and efficiency gains at the terminals as well as contractual readjustments and productivity gains.

Investments – Ultracargo reported investments in the period of R$ 101 million, mainly involving the construction of the new Vila do Conde (PA) terminal, expansion at the Itaqui port terminal and projects for improving efficiency as well as maintenance and operational safety of the terminals. In 2020, the company invested a total of R$ 215 million.

8

4th QUARTER 2020

Oxiteno

	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Average exchange rate (R$/US$)	5.40	4.12	5.38	31%	0%	5.16	3.95	31%
Total volume (000 tons)	204	175	202	17%	1%	753	734	3%
Commodities	33	33	37	0%	(10%)	130	145	(10%)
Specialty chemicals/Others	171	142	166	21%	3%	624	589	6%
Sales in Brazil	154	125	143	23%	8%	535	528	1%
International sales	50	50	60	1%	(16%)	219	206	6%
EBITDA (R$ million)	262	57	169	361%	55%	785	222	254%
EBITDA ex-non-recurring items¹ (R$ million)	177	71	169	150%	5%	629	236	167%

¹ Does not include the effects of tax credits of R$ 71 M and R$ 85 M in 1Q20 and 4Q20, respectively, and R$ 14 M of written off Oxiteno Andina’s assets in 4Q19

Operational performance – Specialty chemicals volume reported strong growth of 21% compared to 4Q19, boosted by higher sales across all segments of the domestic market, most notably the home and personal care, crop solutions and coatings segments, in addition to higher sales in the United States (+18%). Commodity sales volume remained flat. Volumes during the quarter were practically in line with those of 3Q20. In 2020, Oxiteno sold 753 thousand tons, 3% higher than 2019.

Net revenues – Total of R$ 1,477 million (+46%), due to an average devaluation of 31% in the Real (R$ 1.28/US$) and higher sales volume. In relation to 3Q20, net revenues rose 4% due to the increase of 3% in average prices in dollars. In 2020, net revenues totaled R$ 5,211 million, an expansion of 22% relative to 2019.

Cost of goods sold – Total of R$ 1,186 million (+43%), due to an average devaluation of 31% in the Real (R$ 1.28/US$) and increased sales volume. Compared to 3Q20, cost of goods sold rose by 3%, the result of the increase of 2% in cost of goods sold in US$ per ton. In 2020, the cost of goods sold was R$ 4,189 million, 18% greater than 2019.

Sales, general and administrative expenses – Total of R$ 227 million (+16%), due to the foreign exchange translation effect at the international units, higher logistics expenses (greater sales volume) and variable compensation, in line with earnings progression. In relation to 3Q20, sales, general and administrative expenses increased by 4% due to higher expenditures at the international units. In 2020, SG&A amounted to R$ 820 million, 13% higher in relation to 2019.

Other operating results – Total of R$ 85 million in 4Q20 due to the constitution of non-recurring tax credits related to the exclusion of ICMS from the PIS/Cofins tax calculation base.

Result from the disposal of property – An increase of R$ 9 million, due to the write-off of R$14 million of Oxiteno Andina’s assets in 4Q19, in light of the decision to exit the operation, attenuated by the writing down of projects in 4Q20.

EBITDA – Total of R$ 262 million (+361%). Excluding non-recurring tax credits in 4Q20, EBITDA for 4Q20 was R$ 177 million, a robust growth of 150% compared to 4Q19 (excluding the write-off of Oxiteno Andina’s assets in 4Q19), due to higher sales volume, the ramp-up of the plant in the United States and the average devaluation of the Real of 31% (R$ 1.28/US$), attenuated by the increase in expenses. In relation to 3Q20, recurring EBITDA increased by 5%, reflecting higher sales volume and a better sales mix. EBITDA for 2020 of R$ 785 million was a record for Oxiteno, 254% greater than 2019. Excluding non-recurring tax credits for the year, EBITDA was R$ 629 million (+167%).

Investments – Investments in the period were R$ 77 million, mainly expended on maintenance, operational continuity and safety of the production units. In 2020, total investments amounted to R$ 202 million.

9

4th QUARTER 2020

Ipiranga

	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Total volume (000 m³)	5,815	6,112	5,530	(5%)	5%	21,461	23,494	(9%)
Diesel	2,861	2,905	2,999	(2%)	(5%)	11,164	11,533	(3%)
Otto cycle	2,847	3,116	2,421	(9%)	18%	9,895	11,550	(14%)
Others¹	107	92	110	17%	(3%)	402	411	(2%)
EBITDA (R$ million)	487	699	566	(30%)	(14%)	1,712	2,487	(31%)

¹ Fuel oils, arla 32, kerosene, lubricants, and greases

Operational performance – Ipiranga reported a reduction of 5% in sales volume in relation to 4Q19, still due to the effects of the pandemic which had a major impact on fuel consumption in Brazil since the end of March. The Otto cycle, the segment most affected, reported a drop in sales volumes of 9% in relation to 4Q19, while diesel volume was down 2%. In spite of the decline in relation to the preceding year, volume was 5% greater than 3Q20, with an increase of 18% in the Otto cycle segment, a reflection of the gradual recovery that has taken place over the months, attenuated by the reduction of 5% in diesel. In 2020, Ipiranga sold 21,461 thousand m³, 9% down on 2019.

Net revenues – Total of R$ 19,116 million (-6%), mainly due to lower sales volume. Compared to 3Q20, net revenues recorded a growth of 14%, reflecting the gradual recovery in sales volume and higher average fuel prices, following readjustments by Petrobras. In 2020, net revenues totaled R$ 66,133 million, 12% lower than 2019.

Cost of goods sold – Total of R$ 18,414 million (-5%), due to lower sales volume. In relation to 3Q20, there was an increase of 15%, a reflection of higher sales volume and increased average fuel prices, reflecting readjustments by Petrobras. The cost volatility in petroleum derivatives and the unfavorable parity for imports both had a negative effect on results in 4Q20 as compared to 3Q20. In 2020, cost of goods sold was R$ 63,610 million, 12% lower than 2019, in line with the drop in net revenues.

Sales, general and administrative expenses – Total of R$ 472 million (-10%), mainly reflecting initiatives introduced for reducing and containing expenses and lower expenditures with doubtful accounts and freight (lower sales volume). In relation to 3Q20, there was an increase of 16% in sales, general and administrative expenses, reflecting higher provisions for doubtful accounts (parameters update) and a partial recovery in expenses held back in previous quarter. In 2020, SG&A totaled R$ 1,708 million, a reduction of 15% in relation to 2019.

Other operating results – Total of R$ 23 million, a decrease of R$ 54 million in relation to the same period last year due to the appropriation of CBios costs (relative to RenovaBio program targets) of R$ 58 million in 4Q20.

Disposal of property – Total of R$ 47 million, due to the sale of property in the period, the real estate value of which was higher than its respective value as an asset for the company, thus contributing to an improvement in the efficiency of Ipiranga’s employed capital.

EBITDA – Total of R$ 487 million (-30%), a function of lower sales volume, lower margins and other operating results, partially offset by decreased expenses and a higher result for property disposals. In relation to 3Q20, there was a reduction of 14%, largely reflecting lower margins (in turn reflecting the reduced effects of volatility in costs and the unfavorable parity for imports) and higher expenses, attenuated mainly by higher sales volume and other operating results. In 2020, Ipiranga’s EBITDA amounted to R$ 1,712 million, a decrease of 31% relative to 2019, due to lower sales volume and reduced margins aggravated by oscillations in fuel costs as well as a reduction in other operating results.

Investments – Ipiranga invested R$ 183 million in the expansion and maintenance of the service station and franchise networks and logistics infrastructure. Out of the total invested, R$ 84 million relates to plant, property and equipment and additions to intangible assets, R$ 59 million in contractual assets with clients (exclusive rights) and R$ 39 million in the form of drawdowns of financing to clients and advanced payments of rents, net of receipts. In 2020, the company invested R$ 688 million. Despite lower investments and the impact of the pandemic, Ipiranga ended 4Q20 with 7,107 service stations, 17 more than in 4Q19 and in line with 3Q20.

10

4th QUARTER 2020

Extrafarma

	4Q20	4Q19	3Q20	Δ	Δ	2020	2019	Δ
				4Q20 v 4Q19	4Q20 v 3Q20			2020 v 2019
Drugstores (end of period)	405	416	408	(3%)	(1%)	405	416	(3%)
% of mature stores (+3 years)	75%	55%	68%	21 p.p.	8 p.p.	75%	55%	21 p.p.
Gross revenues (R$ million)	548	528	523	4%	5%	2,106	2,174	(3%)
EBITDA (R$ million)	34	(603)	28	n/a	23%	84	(566)	n/a
EBITDA ex-non-recurring items¹ (R$ million)	34	(10)	28	n/a	23%	84	27	208%

¹ Does not include the effect of the impairment of R$ 593 M in 4Q19

Operational performance – Extrafarma ended 4Q20 with 405 drugstores, 2 store openings and 13 closures in the last twelve months, a reduction of 3% in its network and the result of greater selectivity in expansion and a more rigorous approach to underperforming stores. Over the course of 4Q20, stores located in shopping malls continued to experience customer flows below pre-pandemic levels. At the end of the quarter, stores still at the ramping-up phase (with up to three years of operations) represented 25% of the network.

Gross revenues – Total of R$ 548 million (+4%) due to higher same store sales (+6%), driven by better results from promotional initiatives (particularly over the Black Friday period and the implementation of the personalized promotional coupon for use throughout the network), by the annual readjustment in medicine prices and by the expansion in sales through the digital channels, partially offset by the lower number of stores (-3%). In relation to 3Q20, gross revenue posted an increase of 5%, mainly a reflection of seasonal factors between the periods and a greater volume of promotional activity. In 2020, Extrafarma reported gross revenue of R$ 2,106 million, 3% less than 2019.

Cost of goods sold and gross profit – Cost of goods sold totaled R$ 363 million (+5%) due to increased sales. Gross profit was R$ 156 million (+1%), equivalent to a gross margin of 28.4%, 0.9 p.p. lower than 4Q19, due to higher volumes of promotional activity. Compared to 3Q20, cost of goods sold rose 5% while gross profit increased by 6%, both reflecting the increase in sales. In 2020, cost of goods sold totaled R$ 1,399 million (-4%) and gross profit, R$ 589 million (-1%).

Sales, general and administrative expenses – Total of R$ 157 million (-11%) due to the lower number of stores and productivity gains, logistics optimization and expense containing initiatives. Compared to 3Q20, sales, general and administrative expenses declined by 1%. In 2020, SG&A expenses amounted to R$ 654 million, 11% lower than 2019.

Other operating results – An increase of R$ 7 million, mainly due to the writing off of tax credits in 4Q19.

Disposal of property – An increase of R$ 17 million, reflecting the writing off of investments due to store closures in 4Q19.

Reduction in asset (impairment) – Total R$ 593 million booked in 4Q19 due to the impairment of goodwill from the acquisition of Extrafarma.

EBITDA – Total of R$ 34 million, an increase of R$ 44 million compared to 4Q19, excluding the impairment effect. This growth is a consequence of closing underperforming stores and higher profitability from the existing network, initiatives for enhancing productivity and reduction of expenses. In relation to 3Q20, the company reported growth of 23%, mainly a function of higher sales. In 2020, Extrafarma’s EBITDA was R$ 84 million, a strong year-on-year growth of 208%, excluding the impairment effect, and a consequence of: (i) maturation of the network opened in the past three years, (ii) the implementation of a process for eliminating under-performing stores and greater network profitability, (iii) improved margins; and (iv) initiatives for productivity gains and reduction of expenses.

Investments – In 4Q20, Extrafarma invested R$ 11 million, allocated largely to the construction of the Maranhão distribution center, projects linked to store IT and maintenance. In 2020, the company invested R$ 39 million.

11

4th QUARTER 2020

Debt (R$ million)

Ultrapar consolidated	4Q20	3Q20	4Q19
Gross debt	(17,376)	(18,756)	(14,393)
Cash and cash equivalents	8,672	9,798	5,712
Net debt (ex-IFRS 16)	(8,704)	(8,958)	(8,681)
Leases payable	(1,833)	(1,832)	(1,589)
Net debt	(10,537)	(10,790)	(10,269)
Net debt/LTM Adjusted EBITDA¹ (ex-IFRS 16)	2.8x	2.9x	2.9x
Net debt/LTM Adjusted EBITDA¹	3.0x	3.1x	3.0x
Average cost of debt	184% DI	193% DI	103% DI
	DI + 1.6%	DI + 1.9%	DI + 0.2%
Average cash yield (% DI)	80%	68%	94%
Average duration of amortization (years)	4.6	4.8	4.7

 ¹ LTM Adjusted EBITDA does not include the impairment of Extrafarma of R$ 593 million for 4Q19 and 3Q20

Ultrapar ended 4Q20 with a net financial debt of R$ 8.7 billion, comprised of gross debt of R$ 17.4 billion and cash position of R$ 8.7 billion. The reduction in the position of cash and gross debt reflects active management for reducing the carrying cost of net debt with early repayments. The effect of exchange rate variation on net debt for the portion of notes designated for hedge accounting of R$ 251 million in 4Q20 contributed to the reduction of debt compared to the position at the end of 3Q20. Considering leases payable (IFRS 16) of R$ 1.8 billion, total net debt was R$ 10.5 billion (3.0x LTM Adjusted EBITDA) compared to R$ 10.8 billion on September 30, 2020 (3.1x LTM Adjusted EBITDA), mainly due to cash generation in the period.

Maturity profile and debt breakdown:

12

4th QUARTER 2020

Updates on ESG themes

For another year, the Ultra Group participated in the Carbon Disclosure Project (CDP), a not-for-profits initiative which mobilizes investors, companies, and governments to build a more sustainable economy. The Group retained its B score for the Climate Change theme, exceeding the regional average for South America (note D), as well as for the oil & gas retail sector (note D). It also obtained the same score for the Water Security theme, also making a positive debut in this category.

Ultra Group reported its greenhouse gas (GHG) emissions in order to participate in the Carbon Efficient Index (ICO2 B3), effective between January 4 and April 30, 2021. Since 2012, the Group has been a component of the index, which encourages emitting companies to measure, disclose and monitor their GHG emissions in preparation to operate in a low carbon economy. A total of 62 out of the 100 shares in the IBRX invited to incorporate the ICO2 index were selected.

In March 2021, Ultrapar will establish the Sustainability and Corporate Affairs executive position, reporting directly to the CEO, for accelerating and integrating the efforts and initiatives of the Group businesses, to be encapsulated in a single and objective agenda and one with a broad visibility and clearly defined and disclosed targets.

Ultragaz, in partnership with the Federal Electoral Court, participated in the Vote Safely campaign for disseminating information on the necessary precautions with respect to COVID-19 on election day. This campaign reached 5 million people in 19 states. In partnership with UNESCO and the Maria Cecília Souto Vidigal Foundation, in December, Ultragaz participated in an educative action for delivery of booklets with questions and answers on the new coronavirus.

Oxiteno rose two categories in the EcoVadis ranking, a platform globally recognized for assessing corporate sustainability performance. The Company is currently rated in the Platinum category, the highest in the ranking of the EcoVadis Sustainability Rating and achieved by only 1% of all the companies assessed, and only the second Brazilian company to achieve this position. Additionally, Oxiteno won the Kurt Politzer Award for technology presented by Abiquim (Brazilian Chemicals Industry Association) in the company category, with the project for coatings on coalescent made entirely from renewable sources. Yet on responsibility with the value chain, Oxiteno was also audited by the RSPO – Roundtable on Sustainable Palm Oil and was again recommended for recertification. In addition, Ultrapar was audited with zero qualifications by Responsible Sourcing SMETA – Sedex Member Ethical Trade Audit and TfS – Together for Sustainability.

The projects of both Oxiteno and Ipiranga were approved in the Inova 2030 – Innovative SDG Youngsters (idealized by the UN Global Compact), an incubator program for young professionals with the desire to solve a business challenge and contribute to achieving the Sustainable Development Goals (SDG).

In 2020 Ultracargo completed its materiality assessment, thus consolidating its matrix, with the aim of aligning its strategy with its potential to contribute as a sector leader. The Company also maintained its sponsorship of the Community in Action, award organized by the newspaper A Tribuna, of Santos (SP), recognizing social projects developed in the Santos region where Ultracargo operates its largest port terminal.

During the electricity outage in the state of Amapá in November, Extrafarma donated items of hygiene and food to the local population.

13

4th QUARTER 2020
Capital markets

Ultrapar’s combined average daily trading volume on B3 and NYSE totaled R$ 164 million/day in 4Q20 (+3%). Ultrapar’s shares closed the quarter quoted at R$ 23.74 on B3, an appreciation of 23% in the quarter, while the Ibovespa stock index rose 26%. In NYSE, Ultrapar’s shares appreciated 32% in 4Q20, while the Dow Jones stock index reported a growth of 10%. Ultrapar closed 4Q20 with a market cap of R$ 26 billion.

Capital markets	4Q20	4Q19	3Q20	2020	2019
Number of shares (000)	1,115,006	1,112,810	1,115,006	1,115,006	1,112,810
Market capitalization¹ (R$ million)	26,470	28,354	21,486	26,470	28,354
B3
Average daily trading volume (000 shares)	6,940	6,589	7,415	8,339	5,936
Average financial volume/day (R$ 000)	140,381	136,804	149,324	153,880	127,377
Average share price (R$/share)	20.23	20.76	20.14	18.45	21.46
NYSE
Quantity of ADRs² (000 ADRs)	47,413	46,518	47,480	47,413	46,518
Average daily trading volume (000 ADRs)	1,136	1,067	958	1,352	1,193
Volume daily trading volume (US$ 000)	4,390	5,453	3,594	5,239	6,821
Average share price (US$/ADRs)	3.86	5.11	3.76	3.88	5.72
Total
Average daily trading volume (000 shares)	8,076	7,657	8,373	9,691	7,129
Average daily trading volume (R$ 000)	163,786	159,205	168,661	179,802	154,019

     ¹ Calculated on the closing share price for the period

     ² 1 ADR = 1 common share

UGPA3 x Ibovespa Performance – 4Q20

(Sep 30, 2020 = 100)

                                                                                                                                 Source: Broadcast

14

4th QUARTER 2020

Guidance for 2021

According to the Material Notice disclosed on this date, Ultrapar presents its EBITDA guidance for 2021.

The main assumptions adopted to formulate the guidance for 2021 were defined during the budgeting process of the Company, which was concluded at the end of 2020, and its primary sources of information were reports of specialized consultant firms and the Focus report published by the Central Bank of Brazil, as follows:

  Exchange rate of R$ 5.30/USD
  Brazilian GDP growth of 2.2%
  Annual inflation of 3.0% (IPCA)

In addition, the Company will not use the zero cost collar structure for Oxiteno in 2021.

The projections are based in information currently available, estimates and assumptions of the Company’s executive board, and do not include the effects of potential acquisitions or divestments. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions and market conditions, among other factors, may lead to results which differ materially from the numbers disclosed.

15

4th QUARTER 2020

Calendar of events 2021

Below is the schedule of events planned with the Company’s shareholders and investors for 2021. In addition to quarterly earnings disclosures, shareholders’ meeting and Ultra Day, Ultrapar will promote a series of specific events throughout the year with the business heads, in order to increase the exposure of the strategy, results and perspectives, as well as the executives. In addition, the Company will hold meetings and events abroad dedicated to foreign investors. The details of the events will be sent via Ultrapar’s mailing list. To be part of the distribution list, sign up for the mailing on the IR website, in the “Investor Services” section.

4Q20 Conference Call

Ultrapar will host a conference call for analysts and investors on February 25, 2021 to comment on the Company’s performance in the fourth quarter and year of 2020 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via WEBCAST and held in Portuguese with simultaneous translation into English. The link for access will be available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 a.m. (BRT) / 9:00 a.m. (EST)

Participants in Brazil: +55 (11) 3181-8565 (HD Web Phone) or + 55 (11) 4210-1803

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 0785935#

International Participants: +1 (844) 204-8942 (HD Web Phone) or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

16

4th QUARTER 2020

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

ASSETS

Cash and cash equivalents	2,661.5	2,115.4	2,996.3
Financial investments and hedging instruments	5,033.3	3,090.2	5,582.7
Trade receivables and reseller financing	3,868.1	4,072.0	3,801.5
Inventories	3,846.2	3,715.6	3,539.6
Recoverable taxes	1,410.9	1,447.7	1,144.6
Prepaid expenses	132.1	111.4	136.4
Contractual assets with customers - exclusive rights	478.9	465.5	481.1
Other receivable	58.1	40.4	69.4
Total Current Assets	17,489.1	15,058.1	17,751.6

Financial investments and hedging instruments	977.4	506.5	1,218.8
Trade receivables and reseller financing	491.5	418.4	515.2
Deferred income and social contribution taxes	974.7	653.7	1,068.2
Recoverable taxes	1,736.0	872.3	1,573.1
Escrow deposits	949.8	921.4	952.4
Prepaid expenses	70.5	69.2	79.8
Contractual assets with customers - exclusive rights	1,227.4	1,000.5	1,183.4
Other receivables	227.5	197.4	197.0
Investments	167.5	181.6	170.3
Right to use assets	2,150.3	1,980.9	2,163.0
Property, plant and equipment	8,005.9	7,572.8	7,976.1
Intangible assets	1,782.7	1,762.6	1,762.2
Total Non-Current Assets	18,761.1	16,137.4	18,859.5

TOTAL ASSETS	36,250.2	31,195.5	36,611.2

LIABILITIES

Loans, financing and hedge derivative financial instruments	2,306.0	867.9	3,004.4
Debentures	949.9	249.6	960.1
Trade payables	4,040.7	2,700.1	3,447.4
Salaries and related charges	468.6	405.6	514.0
Taxes payable	455.3	434.7	419.7
Leases payable	260.2	206.4	247.7
Other payables	760.1	330.8	409.9
Total Current Liabilities	9,240.8	5,195.1	9,003.1

Loans, financing and hedge derivative financial instruments	8,526.1	6,907.1	9,240.6
Debentures	5,594.2	6,368.2	5,550.9
Provisions for tax, civil and labor risks	854.4	884.1	844.6
Post-employment benefits	257.6	243.9	234.4
Leases payable	1,573.1	1,382.3	1,584.1
Other payables	293.7	379.6	326.2
Total Non-Current Liabilities	17,099.1	16,165.2	17,780.8

TOTAL LIABILITIES	26,339.9	21,360.3	26,783.9

EQUITY

Share capital	5,171.8	5,171.8	5,171.8
Reserves	5,006.7	4,542.3	4,593.8
Treasury shares	(489.1)	(485.4)	(489.1)
Other	(155.6)	229.5	147.8
Non-controlling interests in subsidiaries	376.5	376.9	403.0
Total equity	9,910.3	9,835.2	9,827.3

TOTAL LIABILITIES AND EQUITY	36,250.2	31,195.5	36,611.2

Cash and financial investments	8,672.2	5,712.1	9,797.8
Loans and debentures	(17,376.2)	(14,392.7)	(18,755.9)
Leases payable	(1,833.3)	(1,588.7)	(1,831.8)
Net cash (debt)	(10,537.3)	(10,269.3)	(10,789.9)

Net cash (debt) ex-IFRS 16	(8,704.1)	(8,680.6)	(8,958.1)

17

4th QUARTER 2020

ULTRAPAR
CONSOLIDATED INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Net revenue from sales and services	23,215.7	23,662.8	20,762.1	81,241.1	89,298.0

Cost of products and services sold	(21,702.7)	(22,025.4)	(19,123.3)	(75,628.2)	(83,187.1)

Gross profit	1,513.0	1,637.4	1,638.8	5,612.9	6,110.9

Operating expenses
Selling and marketing	(677.9)	(651.9)	(630.7)	(2,561.8)	(2,640.4)
General and administrative	(459.6)	(481.2)	(373.9)	(1,536.6)	(1,726.3)

Other operating income, net	107.1	79.6	(45.9)	221.4	179.6
Gain (loss) on disposal of property, plant and equipment and intangibles	40.2	(30.9)	15.0	76.1	(30.0)
Impairment	-	(593.3)	-	-	(593.3)

Operating income (loss)	522.8	(40.3)	603.3	1,812.1	1,300.6

Financial result
Financial income	220.9	55.4	71.6	527.7	457.3
Financial expenses	(84.4)	(307.5)	(229.5)	(797.1)	(964.1)
Share of profit (loss) of subsidiaries, joint ventures and associates	(13.1)	6.2	(4.8)	(43.6)	(12.1)

Income before income and social contribution taxes	646.2	(286.2)	440.7	1,499.1	781.6

Provision for income and social contribution taxes
Current	(283.1)	(181.7)	(205.2)	(743.2)	(519.3)
Deferred	41.1	188.0	20.5	87.9	97.5
Benefit of tax holidays	27.3	12.4	21.3	83.9	43.2

Net income	431.5	(267.7)	277.3	927.7	402.9

Net income attributable to:
Shareholders of the Company	426.0	(266.5)	265.4	893.4	373.5
Non-controlling interests in subsidiaries	5.5	(1.1)	11.9	34.3	29.4

Adjusted EBITDA	949.3	361.5	1,038.3	3,478.5	2,800.3

Depreciation and amortization¹	391.6	383.7	397.0	1,556.6	1,500.0
Cash flow hedge bonds	47.9	11.9	42.9	153.5	11.9

Total investments²	484.5	554.6	312.8	1,508.2	1,630.5

RATIOS

Earnings per share (R$)	0.39	(0.25)	0.24	0.82	0.34
Net debt (ex-IFRS 16) / Stockholders' equity	0.88	0.88	0.91	0.88	0.88
Net debt / Stockholders' equity	1.06	1.04	1.10	1.06	1.04
Net debt / LTM Adjusted EBITDA³ (ex-IFRS16)	2.83	2.87	2.91	2.83	2.87
Net debt / LTM Adjusted EBITDA³	3.03	3.03	3.10	3.03	3.03
Net interest expense / Adjusted EBITDA	n/a	0.70	0.15	0.08	0.18
Gross margin (%)	6.5%	6.9%	7.9%	6.9%	6.8%
Operating margin (%)	2.3%	(0.2%)	2.9%	2.2%	1.5%
Adjusted EBITDA margin (%)	4.1%	1.5%	5.0%	4.3%	3.1%

Number of employees	15,946	16,024	15,876	15,946	16,024

¹ Includes amortization with contractual assets with customers – exclusive rights

² Includes property, plant and equipment and additions to intangible assets, contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

³ LTM adjusted EBITDA does not consider impairment of Extrafarma for 3Q20, 4Q19 and 2019

18

ULTRAPAR
CONSOLIDATED CASH FLOW

In million of Reais	JAN - DEC	JAN - DEC
	2020	2019
Cash flows from operating activities
Net income for the period	927.7	402.9
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	43.6	12.1
Amortization of contractual assets with customers - exclusive rights	289.4	355.3
Amortization of right to use assets	328.3	300.1
Depreciation and amortization	938.8	844.6
PIS and COFINS credits on depreciation	15.7	14.9
Interest and foreign exchange rate variations	904.9	1,248.7
Deferred income and social contribution taxes	(87.9)	(97.5)
(Gain) loss on disposal of property, plant and equipment and intangibles	(76.2)	30.0
Impairment	-	593.3
Expected losses on doubtful accounts	13.9	30.0
Provision for losses in inventories	0.3	(0.8)
Provision for post-employment benefits	(23.0)	10.7
Equity instrument granted	10.4	7.7
Provision for decarbonization - CBIOs	124.3	-
Provision for tax, civil, and labor risks	18.8	6.6
Other provisions and adjustments	(0.8)	2.4

	3,428.5	3,761.0

(Increase) decrease in current assets
Trade receivables and reseller financing	209.5	361.6
Inventories	(125.0)	(357.6)
Recoverable taxes	36.7	(550.8)
Dividends received from subsidiaries and joint-ventures	4.8	4.1
Other receivables	(20.2)	21.7
Prepaid expenses	(74.6)	(15.5)

Increase (decrease) in current liabilities
Trade payables	1,147.5	(31.6)
Salaries and related charges	63.0	(22.6)
Taxes payable	16.1	1.9
Income and social contribution taxes	347.2	250.5
Post-employment benefits	(1.9)	(16.7)
Other payables	0.3	66.8
Deferred revenue	(9.3)	1.1

(Increase) decrease in non-current assets
Trade receivables and reseller financing	(73.0)	11.4
Recoverable taxes	(863.7)	(19.5)
Escrow deposits	(28.4)	(39.9)
Other receivables	(27.8)	(0.8)
Prepaid expenses	15.0	(4.4)

Increase (decrease) in non-current liabilities
Post-employment benefits	12.1	(15.4)
Other payables	(49.3)	27.7
Deferred revenue	-	(11.9)

CBIO acquisition	(125.3)	-
Payments of contractual assets with customers - exclusive rights	(356.0)	(330.1)
Contingency payments	(45.4)	(25.1)
Income and social contribution taxes paid	(342.7)	(141.2)

Net cash provided by operating activities	3,138.1	2,924.9

Cash flows from investing activities
Financial investments, net of redemptions	(1,116.8)	(555.4)
Acquisition of property, plant, and equipment	(965.7)	(1,020.0)
Acquisition of intangible assets	(185.1)	(152.0)
Capital increase in joint ventures	(28.8)	(79.1)
Initial upfront costs of entitlement assets	-	(68.0)
Proceeds from disposal of property, plant and equipment and intangibles	160.0	39.3

Net cash used in investing activities	(2,136.4)	(1,835.3)

Cash flows from financing activities
Loans and debentures
Proceeds	3,591.6	2,105.7
Repayments	(2,795.0)	(2,644.7)
Interest paid	(740.9)	(1,469.8)
Payments of lease	(360.8)	(321.7)
Dividends paid	(284.8)	(596.4)
Redemption of non-controlling shares of Oxiteno Nordeste	-	(2.2)
Capital increase from Iconic non-controlling shareholders	-	7.0
Related parties	(2.5)	(0.1)

Net cash provided by (used in) financing activities	(592.3)	(2,922.2)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	136.7	9.1

Increase (decrease) in cash and cash equivalents	546.1	(1,823.6)

Cash and cash equivalents at the beginning of the period	2,115.4	3,939.0

Cash and cash equivalents at the end of the period	2,661.5	2,115.4

Transactions without cash effect:

Addition on right to use assets and leases payable	484.1	334.9
Addition on contractual assets with costumers - exclusive rights	193.0	-
Reversion fund - private pension	47.1	-

19

4th QUARTER 2020

ULTRAGAZ
BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

OPERATING ASSETS
Trade receivables	369.1	379.3	366.9
Non-current trade receivables	30.6	10.6	31.7
Inventories	139.0	142.9	122.3
Taxes	102.2	86.7	97.9
Escrow deposits	214.4	217.5	218.9
Other	79.7	60.6	63.0
Right to use assets	110.7	133.8	110.7
Property, plant and equipment / Intangibles	1,082.6	994.6	1,045.0

TOTAL OPERATING ASSETS	2,128.3	2,026.0	2,056.4

OPERATING LIABILITIES
Suppliers	103.4	76.9	88.7
Salaries and related charges	81.5	96.8	105.9
Taxes	24.6	11.6	25.2
Judicial provisions	128.4	125.3	127.3
Leases payable	150.3	172.0	150.7
Other	79.3	99.7	80.0

TOTAL OPERATING LIABILITIES	567.6	582.3	577.8

INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Net revenues	1,968.6	1,787.7	1,954.9	7,408.3	7,094.8

Cost of products sold	(1,708.1)	(1,518.1)	(1,636.8)	(6,310.2)	(6,105.0)

Gross profit	260.5	269.6	318.0	1,098.2	989.9

Operating expenses
Selling	(108.2)	(105.5)	(104.4)	(423.3)	(426.2)
General and administrative	(62.7)	(58.1)	(54.4)	(196.9)	(210.4)

Other operating income	1.1	7.4	0.5	8.3	13.0
Gain (loss) on disposal of property, plant and equipment and intangibles	2.1	(0.1)	2.8	8.0	2.7

Operating income (loss)	92.9	113.2	162.5	494.3	369.0

Share of profit of subsidiaries, joint ventures and associates	(0.0)	(0.0)	(0.1)	(0.1)	(0.0)

Adjusted EBITDA	154.4	167.9	222.2	729.1	586.7

Depreciation and amortization¹	61.5	54.7	59.7	234.9	217.7

Ratios

Gross margin (R$/ton)	612	624	702	634	580
Operating margin (R$/ton)	218	262	359	285	216
Adjusted EBITDA margin (R$/ton)	363	389	491	421	344

Number of employees	3,397	3,414	3,421	3,397	3,414

¹ Includes amortization with contractual assets with customers - exclusive rights

20

4th QUARTER 2020

ULTRACARGO
BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

OPERATING ASSETS
Trade receivables	32.2	34.4	43.4
Inventories	7.8	6.1	7.8
Taxes	21.7	28.3	15.2
Other	31.0	12.9	30.0
Right to use assets	468.1	350.2	473.1
Property, plant and equipment / Intangibles / Investments	1,463.5	1,317.3	1,381.9

TOTAL OPERATING ASSETS	2,024.2	1,749.2	1,951.3

OPERATING LIABILITIES
Suppliers	81.3	33.8	64.7
Salaries and related charges	39.1	28.7	41.9
Taxes	8.1	9.7	15.4
Judicial provisions	10.0	10.3	9.4
Leases payable	437.5	304.2	438.2
Other¹	95.3	107.0	94.9

TOTAL OPERATING LIABILITIES	671.3	493.6	664.4

¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients and third parties

INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Net revenues	166.0	152.9	159.9	644.2	540.8

Cost of services sold	(73.8)	(73.6)	(68.1)	(270.0)	(261.0)

Gross profit	92.1	79.3	91.8	374.2	279.7

Operating expenses
Selling	(1.8)	(2.6)	(1.7)	(6.9)	(8.6)
General and administrative	(32.2)	(40.3)	(33.1)	(123.0)	(124.8)

Other operating income	(2.3)	(1.4)	(1.4)	8.9	(62.4)
Gain (loss) on disposal of property, plant and equipment and intangibles	(1.0)	(0.8)	(0.2)	(1.4)	(0.8)

Operating income (loss)	54.8	34.1	55.4	251.8	83.2

Share of profit of subsidiaries, joint ventures and associates	(0.2)	(0.4)	0.2	0.4	1.4

EBITDA	77.0	53.7	78.4	337.5	164.8

Depreciation and amortization	22.3	20.0	22.9	85.3	80.3

Ratios

Gross margin (%)	55.5%	51.9%	57.4%	58.1%	51.7%
Operating margin (%)	33.0%	22.3%	34.6%	39.1%	15.4%
EBITDA margin (%)	46.4%	35.1%	49.1%	52.4%	30.5%

Number of employees	926	792	911	926	792

21

4th QUARTER 2020

OXITENO
BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

OPERATING ASSETS
Trade receivables	875.6	537.8	738.4
Inventories	1,034.3	768.2	941.2
Taxes	741.7	586.0	642.4
Other	157.9	162.7	158.3
Right to use assets	45.8	37.1	41.7
Property, plant and equipment / Intangibles / Investments	2,881.4	2,635.4	2,994.1

TOTAL OPERATING ASSETS	5,736.7	4,727.3	5,516.2

OPERATING LIABILITIES
Suppliers	714.8	354.8	638.6
Salaries and related charges	158.4	108.3	148.0
Taxes	49.5	34.6	62.5
Judicial provisions	24.9	23.1	27.4
Leases payable	48.8	38.4	44.3
Other	42.4	45.7	41.5

TOTAL OPERATING LIABILITIES	1,038.7	605.0	962.2

INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Net revenues	1,476.8	1,011.7	1,425.0	5,210.7	4,254.2

Cost of products sold
Variable	(1,009.4)	(662.0)	(964.8)	(3,501.6)	(2,883.6)
Fixed	(124.7)	(118.1)	(134.2)	(485.8)	(466.0)
Depreciation and amortization	(52.3)	(47.1)	(53.3)	(201.3)	(187.9)

Gross profit	290.4	184.4	272.7	1,022.0	716.7

Operating expenses
Selling	(106.8)	(77.7)	(105.5)	(386.6)	(328.8)
General and administrative	(120.6)	(118.4)	(113.4)	(433.0)	(395.3)

Other operating income	85.2	5.1	0.8	159.2	8.1
Gain (loss) on disposal of property, plant and equipment and intangibles	(5.0)	(13.8)	(0.4)	(5.6)	(13.4)

Operating income (loss)	143.2	(20.4)	54.1	355.9	(12.8)

Share of profit of subsidiaries, joint ventures and associates	(0.2)	(0.1)	0.2	0.4	0.5

Adjusted EBITDA	261.9	56.8	168.8	784.9	221.6

Depreciation and amortization	71.0	65.3	71.6	275.1	222.0

Cash flow hedge from bonds	47.9	11.9	42.9	153.5	11.9

Ratios

Gross margin (R$/ton)	1,424	1,055	1,347	1,357	977
Gross margin (US$/ton)	264	256	250	263	248
Operating margin (R$/ton)	702	(117)	267	472	(17)
Operating margin (US$/ton)	130	(28)	50	92	(4)
Adjusted EBITDA margin (R$/ton)	1,284	325	834	1,042	302
Adjusted EBITDA margin (US$/ton)	238	79	155	202	77

Number of employees	1,851	1,844	1,849	1,851	1,844

22

4th QUARTER 2020

IPIRANGA
BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

OPERATING ASSETS
Trade receivables	2,546.6	3,017.4	2,584.9
Non-current trade receivables	460.6	407.6	483.2
Inventories	2,144.5	2,251.1	2,000.1
Taxes	1,412.8	960.1	1,226.0
Contractual assets with customers - exclusive rights	1,700.6	1,463.5	1,658.5
Other	503.8	459.4	511.5
Right to use assets	1,106.3	1,027.6	1,098.3
Property, plant and equipment / Intangibles / Investments	3,579.3	3,610.9	3,534.7

TOTAL OPERATING ASSETS	13,454.7	13,197.4	13,097.1

OPERATING LIABILITIES
Suppliers	2,886.9	1,975.3	2,484.3
Salaries and related charges	99.3	124.9	117.9
Post-employment benefits	262.4	233.5	230.1
Taxes	183.4	178.7	184.9
Judicial provisions	309.1	332.0	298.0
Leases payable	766.1	650.2	752.1
Other	259.4	271.6	347.6

TOTAL OPERATING LIABILITIES	4,766.7	3,766.3	4,414.9

INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Net revenues	19,115.9	20,232.5	16,767.4	66,133.0	75,452.5

Cost of products and services sold	(18,414.3)	(19,289.1)	(15,955.9)	(63,609.9)	(71,962.7)

Gross profit	701.5	943.4	811.5	2,523.2	3,489.7

Operating expenses
Selling	(316.0)	(304.8)	(272.5)	(1,169.4)	(1,232.1)
General and administrative	(156.3)	(218.6)	(134.5)	(538.3)	(770.0)

Other operating income	23.1	76.6	(46.3)	42.8	187.0
Gain (loss) on disposal of property, plant and equipment and intangibles	46.7	1.9	12.9	80.0	(0.2)

Operating income (loss)	299.0	498.5	371.1	938.3	1,674.4

Share of profit of subsidiaries, joint ventures and associates	(1.8)	0.5	(0.3)	(0.9)	1.8

Adjusted EBITDA	487.5	699.5	565.7	1,711.7	2,486.6

Depreciation and amortization¹	190.2	200.5	194.9	774.3	810.3

Ratios

Gross margin (R$/m³)	121	154	147	118	149
Operating margin (R$/m³)	51	82	67	44	71
Adjusted EBITDA margin (R$/m³)	84	114	102	80	106
Adjusted EBITDA margin (%)	2.5%	3.5%	3.4%	2.6%	3.3%

Number of service stations	7,107	7,090	7,107	7,107	7,090

Number of employees	3,378	3,289	3,323	3,378	3,289

¹ Includes amortization in contractual assets with customers - exclusive rights

23

4th QUARTER 2020

EXTRAFARMA
BALANCE SHEET

In million of Reais	DEC 20	DEC 19	SEP 20

OPERATING ASSETS
Trade receivables	41.3	105.3	54.0
Inventories	520.6	547.2	468.2
Taxes	237.5	225.7	227.4
Other	25.2	21.2	26.6
Right to use assets	383.8	425.9	402.4
Property, plant and equipment / Intangibles	488.3	535.9	497.9

TOTAL OPERATING ASSETS	1,696.7	1,861.2	1,676.5

OPERATING LIABILITIES
Suppliers	237.8	247.9	167.1
Salaries and related charges	43.2	45.9	60.4
Taxes	18.5	34.2	20.4
Judicial provisions	9.9	20.5	9.7
Leases payable	392.1	417.4	407.1
Other	19.3	20.8	15.7

TOTAL OPERATING LIABILITIES	720.8	786.7	680.4

INCOME STATEMENT

In million of Reais	4Q20	4Q19	3Q20	2020	2019

Gross revenues	548.0	528.1	522.9	2,106.4	2,174.2

Sales returns, discounts and taxes	(29.0)	(26.6)	(30.8)	(118.0)	(113.6)

Net revenues	518.9	501.5	492.0	1,988.4	2,060.6

Cost of products and services sold	(363.3)	(347.0)	(344.6)	(1,399.1)	(1,462.3)

Gross profit	155.6	154.5	147.5	589.3	598.3

Operating expenses	(156.9)	(177.2)	(158.9)	(653.6)	(738.5)
Other operating income	(1.1)	(8.6)	0.3	(1.8)	31.5
Gain (loss) on disposal of property, plant and equipment and intangibles	(1.2)	(18.1)	0.0	(3.6)	(18.3)
Impairment	-	(593.3)	-	-	(593.3)

Operating income (loss)	(3.7)	(642.7)	(11.1)	(69.6)	(720.3)

EBITDA	34.0	(603.5)	27.7	84.3	(565.9)

Depreciation and amortization	37.7	39.2	38.8	153.9	154.3

Ratios¹

Gross margin (%)	28.4%	29.3%	28.2%	28.0%	27.5%
Operating margin (%)	(0.7%)	(121.7%)	(2.1%)	(3.3%)	(33.1%)
EBITDA margin (%)	6.2%	(114.3%)	5.3%	4.0%	(26.0%)

Number of employees	5,921	6,292	5,893	5,921	6,292

¹ Calculated based on gross revenue

24

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

February 24, 2021, at 10:00 a.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) in relation to item 1 of the agenda, other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; (vi) in relation to items 1 and 9 of the agenda, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz; and (vii) in relation to item 1 of the agenda, the president of the Fiscal Council, Mr. Geraldo Toffanello.

Agenda and decisions:

1.	The Board members approved, after being examined and discussed, the financial statements of the Company, including the balance sheet and management report for the fiscal year ended on December 31, 2020, as well as the destination of net earnings for the year and the distribution of dividends, supported by the independent auditors’ report, and recommend their approval by the General Shareholders’ Meeting.

2.	The Board of Directors approved, ad referendum to the Annual General Shareholders’ Meeting, the following destination of net earnings for the year ended on December 31, 2020, in the amount of R$ 893,383,505.12 (eight hundred ninety-three million, three hundred eighty-three thousand, five hundred and five Reais and twelve cents of Real), as described below:

a)	R$ 44,669,175.26 (forty-four million, six hundred sixty-nine thousand, one hundred seventy-five Reais and twenty-six cents of Real) will be allocated to the legal reserve;

b)	R$ 368,966,038.86 (three hundred sixty-eight million, nine hundred sixty-six thousand, thirty-eight Reais and eighty-six cents of Real) will be allocated to the statutory reserve for investments; and

c)	R$ 479,748,291.00 (four hundred seventy-nine million, seven hundred forty-eight thousand, two hundred ninety-one Reais) will be allocated to the payment of dividends to holders of common shares, equivalents to R$ 0.44 (forty-four cents of Real) per share, which shall be paid to the shareholders as of March 12, 2021, without remuneration or monetary adjustment.

The record dates for receiving the dividend approved herein will be March 4, 2021 in Brazil and March 8, 2021 in the United States of America. The Company’s shares will be traded “ex-dividends” on B3 S.A. – Brasil, Bolsa e Balcão and on the New York Stock Exchange from and including March 5, 2021 onwards.

3.	The members of the Board of Directors of the Company confirmed the issuance of 70,939 (seventy thousand, nine hundred thirty-nine) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary Shareholders’ Meeting held in January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company.

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(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on February 24, 2021)

The Company’s capital stock will therefore be represented by 1,115,076,651 (one billion, one hundred and fifteen million, seventy-six thousand, six hundred fifty-one) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

4.	The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Annual General and Extraordinary Shareholders’ Meeting and manifested positively to these proposals.

5.	Pursuant to Article 28, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and defined the composition of the slate of candidates, to be proposed by this Board, for election of the members of the Board of Directors to be held at the next Annual General Shareholders’ Meeting of the Company.

The Board of Directors, after analysis and confirmation of the adherence by each candidate to the position of member of the Board of Directors to the Corporate Nomination Policy for members of the Board of Directors; and the reasons, in light of the provisions of the Novo Mercado Regulation and declaration of independence presented by each candidate, whereby the qualification of each candidate as independent director is verified, proposes the following slate:

Independent candidates:

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Non-independent candidates:

Alexandre Teixeira de Assumpção Saigh

Lucio de Castro Andrade Filho

Marcos Marinho Lutz

Otávio Lopes Castello Branco Neto

Pedro Wongtschowski

6.	Considering the provisions of Article 20, paragraph 2, of the Company’s Bylaws, the Board of Directors authorizes the disclosure of the appointed slate and of the qualification and experience of the candidates, as well as all the documents required by the applicable legislation and by the Company’s Bylaws, along with the other materials concerning to the Annual General and Extraordinary Shareholders’ Meeting.

7.	The members of the Board of Directors approved the calling of the Annual General and Extraordinary Shareholders’ Meeting, that shall be held on April 14, 2021.

8.	The members of the Board of Directors approved the changes on the Conflict of Interests and Related-Party Transactions Corporate Policy, as proposed by the Executive Officers Board.

9.	The members of the Board of Directors were updated on the annual report of the Audit and Risks Committee, as well as its recommendations to the Board of Directors.

10.	The Directors approved the Conduct Committee Internal Bylaws, according to the text proposed by said body.
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(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on February 24, 2021)

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski– Chairman

Lucio de Castro Andrade Filho– Vice-Chairman

Alexandre Gonçalves Silva

Alexandre Teixeira de Assumpção Saigh

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno - Secretary

3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                      NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2021)

Date, Time and Location:

February 24, 2021, at 10:30 a.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

Members of the Fiscal Council undersigned.

Discussed and approved matters:

1.	The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2020, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders, after the approval by the Board of Directors of the Company.

2.	Pursuant to legal requirements and to the Internal Bylaws of The Fiscal Council, and based on the opinion, with no reservations or amendments, of the independent auditors, dated February 24, 2021, the Fiscal Council issued its report, as attached (Annex A).

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(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 24, 2021)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Geraldo Toffanello	Marcelo Amaral Moraes
William Bezerra Cavalcanti Filho

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(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 24, 2021)

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2020, duly approved by the Board of Directors of the Company on February 24, 2021.

Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Independent Auditors, dated February 24, 2021, as well as the information and clarifications received during the year, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be realized at an opportune moment, within the legal timeframe.

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ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2020, in the amount of R$ 479,748,291.00, equivalent to R$ 0.44 per common share, to be paid from March 12, 2021 onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be March 4, 2021 in Brazil, and March 8, 2021 in the United States. Therefore, from March 5, 2021 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 70,939 common shares, that was approved by the Board of Directors on this date.

São Paulo, February 24, 2021.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Director
Ultrapar Participações S.A.

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ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Financial guidance for 2021

São Paulo, February 24, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”), in compliance with Instructions 358/02 and 480/09 issued by the Brazilian Securities and Exchange Commission (CVM), as amended, hereby discloses the EBITDA guidance for 2021:

The main assumptions adopted to formulate the guidance for 2021 are presented below and were defined during the budgeting process of the Company, which was concluded at the end of 2020. The primary sources of information were reports of specialized consultant firms and the Focus report published by the Central Bank of Brazil.

  Exchange rate of R$ 5.30/USD
  Brazilian GDP growth of 2.2%
  Annual inflation of 3.0% (IPCA)

In addition, the Company will not use the zero cost collar structure for Oxiteno in 2021.

The projections are based in information currently available, estimates and assumptions of the Company’s executive board, and do not include the effects of potential acquisitions or divestments. Such estimates are not guarantee of performance and involve risks and uncertainties, since they refer to future events and depend on circumstances which may or may not occur. General economic conditions and market conditions, among other factors, may lead to results which differ materially from the numbers disclosed.

Rodrigo de Almeida Pizzinatto
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

1

Conflict of Interest and Related Party Transactions Corporate Policy

Conflict
1

1.     GENERAL RULES

The activities performed by Ultra Group and its several market players can be exposed to situations – real or potential – of conflict of interest, and may result in the performance of Related Party transactions.

This Policy establishes guidelines, rules and procedures to deal with situations of potential conflict of interest that may arise and to ensure transparency and independence in the relations between Ultra Group and its Related Parties.

The Policy applies to all Ultra Group’s companies and any Ultra Group’s Partner or Employee, without prejudice to additional regulations applicable to their activities. External Representatives, Suppliers and Service Provider and Business Partners, for the duration of the relationship with Ultra Group, must comply with the guidelines and principles established in this Policy.

This Policy shall be read in conjunction with the Code of Ethics and other policies and rules defined by Ultra Group. In case of conflict, the DRCA shall be consulted.

All expressions in capital letters in this Policy that are not defined therein shall be elaborated on the Glossary found at the end of this document.

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2.     CONFLICT OF INTEREST

2.1     CONCEPTS

A conflict of interest arises when a person does not have, or appears not to have, the independence necessary to perform its duties.

It is identified in situations that represent a confrontation between the particular interests of a Partner or Employee and the interests of Ultra Group, which may, in an effective or apparent way, affect the capacity for impartial judgment or compromise or improperly influence the performance of such person’s duties, to the detriment of Ultra Group’s interests, values, ethics or reputation. A conflict of interest may exist even if it does not cause any damage to Ultra Group’s tangible, intangible or financial assets and/or its reputation.

The use of the position or information, confidential or not, that may influence any decision of Ultra Group and that benefit in any way its particular interests can also be featured as a conflict of interest.

Employees must not act in a way that differs from Ultra Group’s objectives and interests, nor must they undertake conducts that may adversely affect the trust of stakeholders and other Employees regarding the integrity, principles and values adopted by Ultra Group.

All Employees must be aware of the potential configuration of a conflict of interest in the conduct of their activities, and must immediately report a potential conflict, as provided in this Policy, as soon as it is identified.

This Policy does not cover all conflict of interest situations that may exist, but highlights, by way of example, the most frequent situations of conflict of interest in the workplace and in the relationship with Customers, Suppliers and Service Providers, External Representatives and Business Partners, whether public or private entities.

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A conflict of interest can arise when the exercise of the duties of a Partner or Employee can be influenced in some way:

(i)              by its family, friendship or business relationship with other individuals or entities;

(ii)            by its interests, those of its Relatives or Close Relationship Persons in relation to any individual or entity that contracts with Ultra Group or that, even without contracting, has any interest opposite to that of Ultra Group; or

(iii)           by any other relationship that may prevent it from working and fulfilling Ultra Group’s interest.

Partners or Employees can suggest the contracting of Relatives, Close Relationship Persons, External Representatives, Business Partners, Suppliers and Service Providers, provided that the relationship is formally reported to the direct manager and that the contracting process is conducted in compliance with the conditions established by this Policy and the Code of Ethics, with transparency and within market standards, without any personal advantage.

The direct subordination of Relatives to the respective Employee is prohibited.

Employees’ equity interest in other companies is allowed, but they must not:

(i)                hold any relevant interest capable of influencing Ultra Group decisions;

(ii)              hold any relevant interest in companies competing with Ultra Group;

(iii)            exercise executive duty equal to or similar to that performed at Ultra Group;

(iv)             use an amount of time that conflicts with its activities at Ultra Group; or

(v)              benefit the company in any way in contracting processes with Ultra Group.

4

2.2     CONDUCT IN THE EVENT OF CONFLICT OF INTEREST1

Whoever finds themselves in a situation, real or potential, of conflict of interest shall immediately report this fact to its manager, who shall contact the Business Compliance area or the DRCA, to assist it in the definition of measures and procedures, if necessary, and guide it on which conducts should be adopted, as well as monitor compliance with such measures. Such communication shall be made, whenever possible, before the Partner or Employee becomes involved in the conduct that generates the potential conflict of interest.

In addition to the communication provided in this item, without prejudice to measures and conducts indicated by the Business Compliance area or the DRCA, the Partner or Employee shall be absent from discussions on the matter, as well as refrain from negotiating, evaluating, giving an opinion, voting or in any other way participating or influencing the conduct or approval of the respective matter by Ultra Group.

For purposes of example, the following measures and conducts can be evaluated and adopted in order to resolve conflict situations:

(i)            withdrawal of the Partner or Employee from the discussion and decision-making authority in relation to the matter, including involving any individual or entity that contracts with Ultra Group;

(ii)            transfer of supervisory or leadership duties to other Employees; or

(iii)          interruption or adjustment of activities with the potential to generate a conflict.

If the Partner or Employee does not express it’s conflict of interest, anyone may do so.

When the conflict of interest – real or potential – occurs in a matter submitted to the resolution of Ultra Group’s Management, the conflicted person – or potentially conflicted – or any other attending person who is aware of the conflict in question, shall inform the fact to the other members of the Management body.

1 Novo Mercado Regulation (“RNM” – art. 35: “The policy on transactions with related parties shall include, at a minimum: (...) II. - procedures to assist the identification of individual situations that may involve conflicts of interest and, consequently, prevent the voting of the Company’s shareholders or managers;

5

Once an effective or apparent conflict of interest situation has been identified, the conflicted person will be prohibited from participating in the resolutions on that matter, and shall no longer receive any information or documents on the topic, and the acts eventually practiced until then shall be null and void.

All information and decisions involving the identified conflict of interest (such as, for example, justifications to support the body’s decision and period of withdrawal, as well as related documents) shall be included in the minutes, respecting possible confidentiality obligations regarding such information and documents.

If requested by the chairman of the board or Management body, the conflicted person may participate partially in the discussion, in order to provide additional information on the matter. In this case, the conflicted person must be absent during the deliberation of the matter.

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3.     RELATED PARTY TRANSACTIONS

3.1     CONCEPTS

In accordance with CPC Technical Pronouncement No. 05 (R1), issued by the Accounting Pronouncements Committee, Related Parties are considered as:

a)       a person or a close family member related to Ultra Group that reports the information if:

(i)           they have full or shared control over any Ultra Group’s company;

(ii)         they have a Significant Influence on any Ultra Group’s company; or

(iii)        they are a Key Person of Ultra Group’s Management or Controlling Shareholder, if any.

b)      an entity, even if unincorporated, when that entity:

(i)          controls, individually or jointly, is controlled by, or is under the common control of Ultra Group (this includes Controlling Shareholders, if any, or direct or indirect subsidiaries);

(ii)          has a Significant Influence on any Ultra Group’s company;

(iii)         is under the joint control (joint venture) of Ultra Group and a third-party entity;

(iv)         is an affiliate of any Ultra Group’s company;

(v)           is under joint control of Ultra Group’s Controlling Shareholders, if any, together with a third-party entity;

(vi)         administers a post-employment benefit plan whose beneficiaries are employed, on the one hand, by Ultra Group and, on the other hand, by the entity that is related to Ultra Group; or

(vii)        is controlled, fully or is under joint control, by a person indicated in (a) above;

(viii)      is under the Significant Influence of a person named in (a)(i) above;

(ix)          has as Key Person (or as Key Person of its Controlling Shareholders, if any) a person identified in (a)(i) above.

An entity will not automatically be considered a Related Party of Ultra Group because it has a Manager or Key Person of the Management in common, being necessary to analyze other aspects of the transaction.

7

Also according to CPC Technical Pronouncement No. 05 (R1), Related Party transactions occur when there is a transfer of resources, services or obligations between Related Parties, regardless of whether a price is charged in return. They are transactions with individuals or legal entities whose ties can de-characterize the independence between the parties, independence that is typically found in transactions with any third party.

In case of conflict between the definitions of Related Parties provided for in this Policy and those contained in CPC 05(R1), the rules of CPC 05(R1) will prevail.

3.2     GENERAL GUIDELINES

Related Party transactions shall be conducted in the best interest of Ultra Group, without conflict of interest and respecting the following general guidelines[2]:

  market conditions: the transaction shall be guided by reasonable market conditions, in accordance with the criteria established in this Policy, other policies and internal rules and in the applicable regulation;
  equal treatment: Related Parties will have the same treatment as any other market entity (arm’s length), and any discrimination, privilege, use of privileged information or preference in business opportunities for the benefit of Related Party is prohibited;
  competitiveness: the area responsible for the transaction shall, whenever possible, seek at least one market alternative to carry out the transaction;
  compliance: the transaction must adhere to the contractual terms and responsibilities practiced by Ultra Group;
  justification: the transaction shall be based on reasonable motives from an economic and strategic point of view, representing the best alternative for Ultra Group among those existing in the market;
  formality: the transaction shall be carried out in writing, specifying its main characteristics and conditions and other information considered relevant.

2 RNM – art. 35: “The policy on transactions with related parties shall include, at a minimum: (...) I – the criteria that must be observed for carrying out transactions with related parties.”

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3.3     RULES AND PROCEDURES FOR APPROVING RELATED PARTY TRANSACTIONS

Transactions between companies controlled entirely by Ultra Group will be subject only to the ordinary approval rules, provided that the criteria and rules established herein are met.

Transactions between companies controlled entirely by Ultra Group, on one hand, and Related Parties, on the other hand, shall observe the following limits:

  Transactions less than i) R$ 5 million per operation/individual contracting or ii) R$ 60 million per operation/contracting with a term of up to 12 months shall be approved by the Board of Executive Officers of the relevant subsidiary;
  Transactions that exceed i) R$ 5 million per operation/individual contracting or ii) R$ 60 million per operation/contracting with a term of up to 12 months shall also be approved by Ultrapar’s Board of Executive Officers.
  Transactions that exceed i) R$ 50 million per operation/individual contracting or ii) R$ 600 million per operation/contracting with a term of up to 12 months shall also be approved by the Board of Directors.

Transactions between companies wholly controlled by Ultra Group, on the one hand, and companies in which Ultra Group is a Stakeholder, on the other, which exceed i) R$ 20 million per operation/individual contracting or ii) R$ 240 million per operation/contracting up to 12 months shall be approved by Ultrapar’s Board of Executive Officers.

Compliance with the limits established above does not exclude compliance with the limits established in the respective Bylaws.

Transactions between companies controlled entirely by Ultra Group, on the one hand, and shareholders who have Significant Influence in the Company, on the other, shall be previously approved by the Board of Directors.

9

Transactions between companies in which Ultra Group holds interests or transactions between them and other Related Parties that do not meet the above criteria shall be approved by the Board of Executive Officers of the respective Ultra Group companies, in compliance with the general guidelines in item 3.2 and according to the powers provided for in the respective bylaws.

Ordinary transactions, of an operational and recurring nature, which involve Ultra Group’s routine activities related to, in particular, treasury and cash management operations and which short-term closing decisions are required, will be subject only to the ordinary approval rules, regardless of their amount, except if they exceed the limit established in the respective bylaws, and provided that the criteria and rules established in this Policy are met.

3.4     PROHIBITED TRANSACTIONS 3

The following transactions between Related Parties are prohibited:

(i)      those carried out under conditions other than market conditions or which may in any way harm the interests of Ultra Group;

(ii)    those that may result from the use of confidential information obtained due to the exercise of title, position or duty taken in Ultra Group;

(iii)   any operations, including corporate restructuring, that does not ensure equal treatment for all Company Shareholders;

(iv)   loans and guarantees in favor of Controlling Shareholders, Managers or Key Persons from the management of Ultra Group and any of their Relatives, in addition to Dependents and legal entities over which the party has control; and

(v)    any other transactions that conflict with the Company’s bylaw.

3.5     REPORTING

Ultrapar shall disclose Related Party transactions in compliance with the applicable legislation and standards.

3 Circular Letter CVM 02/2020

9

In addition, the Company also has a duty to promote the reporting of Related Party transactions when the criteria are met and the terms of the specific regulations of the CVM and SEC are respected, as well as the rules of its B3 listing segment.

3.6     CONTROLS

Annually, the Controlling Shareholders (if any), Managers and Key Persons of Ultra Group’s Management shall inform the DRCA of the list of persons and entities that make up Related Parties under this Policy, without prejudice to other situations that may, according to the specific case, be brought to the attention of the DRCA. Such persons shall immediately notify the DRCA whenever there is any change in the information previously presented, so that the database related to Related Parties is kept constantly updated, for the purposes of controlling and applying this Policy.

Related Party transactions shall be reported, at least once a year, to the Audit and Risk Committee, containing the main information related to each transaction and its appropriate reporting by the Company. In addition, the Audit and Risk Committee shall assess, monitor and recommend to the Board of Directors the correction or improvement of this Policy.

4.   SANCTIONS

Any breach or violation of this Policy will be investigated in compliance with the applicable laws, the Code of Ethics and Ultra Group’s interests, so that the appropriate measures are taken, and the offender may also incur legal penalties, without prejudice to the other corporate disciplinary measures. The DRCA and, if applicable, the Conduct Committee, when analyzing the non-compliance with the terms of this Policy, will consider its relevance in the context of Ultra Group’s activities and the possible recurrence of the offender.

5.   ULTRA OPEN CHANNEL

Ultra Group provides the Open Channel so that anyone can report the existence of conflict of interest, clarify questions or report suspected violations of this

10

Policy, as well as the Code of Ethics, other policies and internal rules, and the applicable legislation.

Phone: (0800) 701-7172

Website: www.canalabertoultra.com.br

Complaints or requests for guidance can be made anonymously, in order to protect the identity of the person who submitted them. It is prohibited to perform any act of threat, intimidation or retaliation against any person who: (i) reports violations of this Policy or any other policy or internal rule, or the legislation applicable to Ultra Group, or (ii) expresses one’s questions, suspicions or concerns regarding this matter.

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6.    GLOSSARY

“Board of Directors”: The Board of Directors of Ultrapar.

“Business”: corporations directly or indirectly controlled, in Brazil and abroad, by Ultra Group.

“Business Partner(s)”: distributors, resellers and sales representatives.

“Close Relationship Persons”: those family members (except Relatives) or friends who can reasonably influence or be influenced by the Partner or Employee.

“Code of Ethics”: Code of Ethics of Ultra Group.

“Company” or “Ultrapar”: Ultrapar Participações S.A.;

“Controlling Shareholders”: Shareholder or group of Shareholders holding and exercising control of the Company, directly or indirectly, as defined in the Brazilian Corporate Law;

“Dependents”: any dependents included in the Partner’s or Employee’s annual income tax return.

“DRCA”: Ultrapar’s Risk, Compliance and Audit Committee, responsible for managing Ultra Group’s Ethics and Compliance Program and reporting to the Board of Directors, through the Conduct Committee.

“Employee(s)”: member(s) of the Board of Executive Officers, the Board of Directors and their Committees, Advisory Councils, Fiscal Council, employee(s), intern(s) (as per the Internship Law – Law 11,788/2008) and young apprentice(s) (as per the Apprenticeship Law 10,097/2000).

“External Representative(s)” – means the individual(s) or entity(ies) representing the interests or acting on behalf of Ultra Group, regardless of any proxy or agreement, including, but not limited to, advisors, consultants, accountants, lawyers and brokers, among others.

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“Key Person(s)” or “Key Person(s) of the Management”: one who has authority and responsibility for planning, directing and controlling the activities of the entity concerned, directly or indirectly.

“Managers” and, jointly “Management”: with respect to Ultra Group, the members of the Company’s Board of Directors, statutory directors, members of the Fiscal Council, when established, and members of any other bodies with technical or consultative duties.

“Partner(s)”: Ultra Group shareholder(s) whose performance or expression can reasonably be perceived as representative of the performance or expression of Ultra Group’s Managers.

“Policy”: Corporate Policy of Conflict of Interest and Related Party Transactions.

“Related Parties”: as defined in the Accounting Pronouncements Code No. 05 and item 3 of this Policy.

“Relatives”: father, mother, siblings, spouse and/or partner, children and stepchildren.

“SEC”: Securities and Exchange Commission regulatory body of the capital markets in the United States of America.

 “Shareholders”: holders of the Company’s shares.

“Supplier(s) and Service Provider(s)”: suppliers and service providers (except for those service providers already included in the definition “External Representative(s)”).

“Significant Influence” is the power to participate in an entity’s financial and operating decisions, but that does not characterize control over such policies. Such power can be obtained through equity interest, statutory provisions or shareholders’ agreement. When an investor directly or indirectly holds twenty percent or more of an investee’s voting power, it is presumed it has Significant Influence, unless it can be clearly demonstrated otherwise. On the other hand, if the investor directly or indirectly holds less than twenty percent of the investee’s voting power, the influence will be assessed on a case-by-case basis. The existence of Significant Influence by an investor is usually evidenced in one or more of the following ways: (a) representation on the Board of Directors or on the investee’s board; (b) participation in policy making processes, including decisions on dividends and other distributions; (c) material transactions between the investor and the investee; (d) interchange of directors or managers; (e) supply of essential technical information.

“Ultra Group”: Ultrapar and its subsidiaries in Brazil and abroad. For the purposes of this Policy, Ultraprev – Associação de Previdência Complementar will also be considered as a member of Ultra Group.

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ULTRAPAR PARTICIPAÇÕES S.A.

INTERNAL BYLAWS OF THE CONDUCT COMMITTEE

Ultra

SumMARY

1. DUTIES	3
2. ORGANIZATION AND COMPOSITION	4
3. OPERATION	6
4. FINAL PROVISIONS	7
EXHIBIT I – DEFINITIONS	9

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  1. DUTIES

  1.1. Ultra Group’s Conduct Committee (“Committee”) is a non-statutory and permanent body, created by resolution of the Board of Directors, subject to the applicable laws and regulations (the “Regulation”), in particular Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, the Company’s Bylaw and this Internal Bylaws (“Bylaws”).

  1.2. The Committee aims to promote respect, compliance and improvement of the ethical principles that guide decisions and the legitimacy and improvement of the conduct of Ultra Group’s employees and partners, as well as to monitor compliance with Ultrapar’s Code of Ethics (“Code of Ethics”), having as main duties:

a)	manage the application of the Code of Ethics, its guidelines and related policies;
b)	supervise the application and effectiveness of the Code of Ethics principles;
c)	review and approve the Ethics and Compliance Program and supervise its application, in order to ensure compliance;
d)	propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and to the associated policies currently in force;
e)	monitor investigations carried out by the Risk, Audit and Compliance Committee;
f)	recommend the appropriate disciplinary, administrative or judicial measures, related to a subject within its authority, to be adopted by Ultra Group’s bodies, as well as decide on the need to report the matter to the Risk and Audit Committee or the Board of Directors of the Company for additional measures that may be applicable;
g)	formally report the Committee’s resolutions to the Board of Directors in the most relevant cases;

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h)	share the annual reports with the Risk and Audit Committee and the Board of Directors describing their activities and those of the Ethics and Compliance Program, without prejudice to extraordinary reports, whenever necessary; and
i)	answer questions about the application or interpretation of the Code of Ethics provisions, the policies adopted by Ultra Group and, in the areas of its authority, the law and the Bylaws.

  1.3. In exercising its powers, the Committee must comply with and enforce this Bylaws, and its members must exercise their roles respecting the duties of loyalty and diligence and keep the confidentiality of the information they have access.

  2. ORGANIZATION AND COMPOSITION

  2.1. The Committee shall be composed of a Chairman and at least 4 (four) members, all elected by the Board of Directors of the Company, including necessarily the Risk, Audit and Compliance Officer, the Legal Officer and an independent member.

  2.1.1. Members of the Committee will remain in office until they are removed or replaced.

  2.1.2. The position of member of the Committee cannot be delegated, and must be exercised with due regard for the duties of loyalty, diligence and confidentiality, as well as in order to avoid any conflict situations that may affect the interests of the Company and its shareholders.

  2.1.3. Members of the Committee shall maintain an impartial posture in the performance of their activities and shall, above all, be proactive in the pursuit of constant improvement of ethical behavior, as well as respect the rules and principles established in the Code of Ethics, the applicable legislation, the Bylaws, the  policies adopted by Ultra Group (in particular, the Corporate Policy of Conflict of Interest, the Corporate Anti-Corruption Policy and the Competitive Corporate Policy), this Bylaws and the best market practices, always respecting the values and principles adopted by Ultra Group.

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  2.1.4. Members of the Committee will take office by signing the applicable term of office, in which the requirements for filling the position will be declared.

  2.2. Notwithstanding Paragraph 2.2.1 below, in case of absence or occasional impediment of a member of the Committee, and provided that there is no minimum quorum referred to in Clause 3.3 below, the Chairman will appoint the one who will temporarily replace the absent or impeded member. If the absent or impeded member is the Chairman, the Risk, Compliance and Audit Officer will make the appointment.

  2.2.1. In the case of vacancy of a member of the Committee, this fact shall be immediately reported to the Board of Directors, so that it can proceed with the election of a new member.

  2.3. The Risk, Compliance and Audit Officer will be the Committee’s coordinator, with the responsibility of representing, organizing and coordinating the Committee’s activities as well as:

  a)       calling the Committee’s meetings;

  b)      representing the Committee in its relationship with the Board of Directors and its advisory committees, the Board of Executive Officers of the Company and its subsidiaries, with the internal and external audits and its internal bodies and committees, signing, when necessary, the correspondence, invitations and reports addressed to them; and

  c)       calling, on behalf of the Committee, any participants for the Committee’s meetings.

  2.4. A secretary shall be appointed for the Committee and for its meetings, who is responsible for preparing the minutes of the meetings, as well as providing any and all assistance necessary for the proper operation of the Committee.

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  3. OPERATION

  3.1. The Committee will meet ordinarily every 3 (three) months and extraordinarily whenever called by the Committee’s coordinator or by any of its other members.

  3.1.1. In ordinary meetings, the Committee will follow the minimum agenda below, without prejudice to other topics that it deems relevant to address:

  a)       monitoring of pending issues arising from previous resolutions

  b)      summary of Ultra Open Channel events; and

  c)       progress in the work of the Ethics and Compliance Program.

  3.2. Call notices shall be provided by electronic communication to be sent with the advance required and permitted by the subject-matter of the meeting, and the meetings will be held at the Company’s headquarters, except when other place is required by exceptional conditions. Meetings may be attended through conference call, video conference or through any other remote mean of communication, provided that the electronic vote is permitted. The call may be waived whenever all members of the Committee are present at the meeting.

  3.3. The meetings will be established with the presence of 2 (two) members, one of them being necessarily the Chairman or the Risk, Compliance and Audit Officer.

  3.4. The Committee may invite to participate in its meetings members of the Board of Directors or its advisory committees, Directors, internal and external employees of the Company or its subsidiaries, as well as request the presence, for the provision of clarifications, of any persons submitted to the Code of Ethics that have relevant or pertinent information to the Committee’s activities.

  3.5. The matters, recommendations and opinions of the Committee shall be recorded in the minutes of their meetings, which shall be executed by the members of the Committee present, and shall include the relevant points of the discussions, the list of those present, mention of the justified absences, possible irregularities, the requested measures and any issues of disagreement between the members. The supporting documents for the meetings will be filed at the Company’s headquarters.

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  3.6. The Committee’s resolutions will be taken by majority vote, with the Chairman, or in its absence, its replacement at the meeting being responsible for, in addition to its vote, the tiebreaker.

  4. FINAL PROVISIONS

  4.1. The Committee shall finally:

  (a) protect the Company’s interests, within the scope of its duties; and

   (b) guide its conduct by high ethical standards, as well as observe and encourage good corporate governance practices at the Company.

  4.1.1. Any acting member of the Committee will have the option of individually requesting and examining books and other corporate documents, making notes and observations, which will be discussed and resolve at the respective meetings, provided that such books and documents refer to the matters assigned to the Committee, in accordance with Paragraph 1.2.

  4.1.2. Examination of documents will only be allowed at the Company’s headquarters and upon prior request.

  4.1.3. Requests for information or clarification by any member of the Committee shall be submitted to the bodies of the Company’s management, by means of a request signed by the Committee’s secretary

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  4.2. The Committee may convene specialists and hire external consultants to analyze and discuss topics under its responsibility, ensuring the integrity and confidentiality of the work.

  4.3. Omissions in this Bylaws will be resolved by the Committee.

  4.4. This Bylaws is effective on the date of its approval by the Board of Directors and will be posted on the Company’s website.

  4.5. Capitalized terms used herein, in plural or singular, shall have the meaning assigned to them in Exhibit I – Definitions.

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  EXHIBIT I – DEFINITIONS

  For the purposes of this Bylaws, the terms below shall have the following meanings:

  “Bylaws”: is this Internal Bylaws;

  “Chairman”: is the Committee’s Chairman;

  “Code of Ethics”:  is the code of Ethics approved by Ultrapar’s Board of Directors, applicable to the entire Ultra Group and defined in Paragraph 12;

  “Committee”: is the Conduct Committee, defined in Paragraph 1.1;

  “Company” or “Ultrapar”: Ultrapar Participações S.A.;

  “Risk, Compliance and Audit Officer”: is the Ultrapar’s Risk, Compliance and Audit Officer;

  “Legal Officer”: is the Ultrapar’s Legal Officer;

  “Bylaws”: Ultrapar’s Bylaws;

  “Policy of Conflict of Interest”: the Ultra Corporate Policy for Conflict of Interest;

  “Regulation”: is the laws and regulation applicable to the Committee, pursuant to the Paragraph 1.1; and

  “Ultra Group”: Ultrapar and its subsidiaries in Brazil and abroad.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: February 24, 2021

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

  (2020 Financial Report, 4Q20 and 2020 Earnings Release, Board of Directors minutes, Fiscal Council minutes, Notice to shareholders, Material Notice, Conflict of Interest and Related Party Transactions Corporate Policy and Internal bylaws of the Conduct Committee)